

Colgate-Palmolive Company

2020 Proxy Statement

Notice of Annual Meeting of Stockholders

Friday, May 8, 2020

Colgate's Priorities



Driving Organic Sales Growth

- Accelerating growth through premium innovation in Colgate's core businesses
- Pursuing adjacent categories
- Expanding in faster-growing channels and markets
- Maximizing growth online
- Investing to drive penetration in growing populations, including through the Company's *Bright Smiles, Bright Futures* oral health education program

Maximizing Productivity Across The Income Statement

- Generating savings as part of Colgate's ongoing funding-the-growth cost-saving initiatives
- Using advanced data analytics to identify opportunities that drive efficiencies for growth
- Investing in technology to drive simplification, efficiency and standardization

Effective Deployment of Cash Flow

- Capital spending to drive growth and productivity
- Making smart acquisitions that expand Colgate's categories, improve Colgate's market positions and/or add capabilities
- Paying dividends every year since 1895 and increasing dividends for 57 consecutive years
- Returning value to stockholders through ongoing share repurchases

Leading To Win

- Committed to conducting business with the highest integrity, incorporating Colgate's values of caring, global teamwork and continuous improvement
- Focused on building a future to smile about for the benefit of all of Colgate's stakeholders, including through a global sustainability strategy
- Governance is an ongoing commitment shared by the Board of Directors, management and all Colgate people



Learn more about Colgate's key priorities from the Annual Report, available in the Investors section of Colgate's website at www.colgatepalmolive.com

To learn about Colgate's sustainability commitment, see the inside back cover of this Proxy Statement. Additional information about Colgate's sustainability initiatives is available in the Sustainability section of Colgate's website at www.colgatepalmolive.com

(The information on the Annual Report and Sustainability web pages is not incorporated by reference into, and does not form part of, this Proxy Statement)

COLGATE-PALMOLIVE *COMPANY*

Message from Our Executive Chairman and Our President and CEO

March 25, 2020

Dear Fellow Colgate Stockholder:

You are cordially invited to attend our 2020 Annual Meeting of Stockholders on Friday, May 8, 2020 at 10:00 a.m. Eastern Daylight Time. Due to the emerging public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our stockholders, business partners, employees and Board of Directors, the Annual Meeting will be a completely virtual meeting, conducted only via live webcast. There will not be a physical meeting in New York City. You will be able to participate in the virtual meeting online, vote your shares electronically and submit your questions during the meeting by visiting: www.virtualshareholdermeeting.com/CL2020.

At the meeting, we will ask you to elect as directors the ten nominees named in the Proxy Statement, to ratify the selection of the independent registered public accounting firm and to cast an advisory vote on executive compensation. In addition, two stockholder proposals will be offered for your consideration, if properly presented at the meeting. We will also review the progress of the Company during the past year and answer your questions.

This booklet includes the Notice of Annual Meeting and Proxy Statement. The Proxy Statement describes the business we will conduct at the meeting and provides information about the Company that you should consider when you vote your shares.

The Proxy Statement includes a section highlighting the Company's corporate governance practices. The Company and the Board of Directors have a longstanding commitment to good governance, and the Board of Directors reviews its governance practices on an ongoing basis to ensure that they promote stakeholder value. We invite you to review the governance section beginning on page 7 of the Proxy Statement to learn more about our continuing commitment to excellence in corporate governance.

It is important that your stock be represented at the meeting. Whether or not you plan to attend the virtual meeting, we hope that you will vote on the matters to be considered. You may vote your proxy via the internet or by telephone. If you received a printed copy of your proxy materials, you may also vote by mail by signing, dating and returning your proxy card in the envelope provided.

Very truly yours,

Ian Cook
Executive Chairman

Noel R. Wallace
President and Chief Executive Officer







As a stockholder you have an important role to play in Colgate's future. Please take the time to vote in advance of this year's meeting."

Letter to Stockholders from Our Independent Directors

March 25, 2020

Dear Fellow Colgate Stockholder:

We are honored to serve as the independent members of your Board and want to thank you for placing your trust in us to oversee your Company and to represent you and your interests. Together with Colgate's management team, we are committed to creating long-term value for you as well as our other stakeholders. As part of this commitment, we are focused on delivering long-term shareholder return, investing in the development of Colgate people, serving our consumers and customers, protecting the global environment and enhancing the communities where we do business and where Colgate people live and work.

We place a high priority on operating in an inclusive, responsible and respectful manner, with a particular focus on sustainability. Colgate's sustainability efforts span all aspects of our business, including supply chain, marketing, innovation, customer development and people development. As your Board, we also are keenly aware of the importance of strong corporate governance and acting with integrity in all situations. Together with Colgate's management team, we work to ensure we are living our values of caring, global teamwork and continuous improvement and meeting the needs of all of our stakeholders when designing and implementing Colgate's key strategic business priorities. By ensuring that Colgate's strategy focuses on all of our stakeholders, we strive to continue to build long-term business success and deliver sustainable growth and shareholder return.

We are pleased to have this opportunity to highlight for you a couple of key developments for Colgate in the last year.

Chairman and CEO Succession

2019 was a pivotal year for Colgate as we successfully executed our leadership succession plan, electing Noel Wallace President and Chief Executive Officer and a member of our Board, effective April 2, 2019. In connection with the leadership transition, we also requested that Ian Cook, who had served as Chairman of the Board and Chief Executive Officer since 2009, remain as Executive Chairman for a period of up to twelve months.

We believe that choosing the right leadership for Colgate is one of our most important duties as your Board, and the development of candidates who can be future CEOs has long been a key priority for us. Led by the Personnel and Organization Committee of the Board, we closely monitor the strategic talent planning process at all senior levels. Most recently, our long-term CEO succession planning process culminated in Noel's selection as CEO, as we determined that Noel's leadership capabilities and his expertise in developing and executing global strategy and in guiding operational performance around the world made him the best candidate to succeed Ian as CEO.





By ensuring that Colgate's strategy focuses on all of our stakeholders, we strive to continue to build long-term business success and deliver sustainable growth and shareholder return."

We are very pleased to report that the leadership transition has progressed smoothly. As we anticipated, Noel has brought his exceptional experience, integrity and sharp focus on accelerating growth to the job of leading Colgate, and we expect he will continue to do so going forward. Noel was supported in this transition by Ian and we are grateful to Ian for this support, and for his strong leadership as CEO over nearly 12 years and as Chairman for the past 11 years. We extend our sincere thanks for his immense contributions over his more than 44 years of service to Colgate.

In connection with Ian's upcoming retirement, on March 11, 2020, we announced we had elected Noel to serve as Chairman of the Board following Ian's retirement, effective April 1, 2020. Having a combined CEO and Chair creates a bridge to management that helps provide us with the management support we need, and is particularly beneficial at this time given the dynamic consumer and retail landscape and rapidly evolving environment in which Colgate competes. Led by our independent Lead Director and our independent Board committees, all of which are chaired by independent directors, we look forward to working with Noel in this role and continuing to guide your Company.

Evolution of Colgate's Long-Term Incentive Program

The Personnel and Organization Committee also recently oversaw a comprehensive review of our compensation strategy and program. To continue aligning pay to the Company's strategy and performance, beginning with the 2018-2020 long-term performance cycle, the Personnel and Organization Committee, with support from the other independent directors, decided to evolve the Company's long-term incentive program to focus primarily on Colgate's performance relative to its peers. We believe that the increased focus on relative-to-peer performance will improve pay and performance alignment by ensuring that multi-year goals do not become obsolete, no matter the marketplace conditions, thereby enhancing long-term shareholder value.

As part of this evolution, we have also changed the grant timing of our long-term incentive awards to be more consistent with market practice. Accordingly, beginning with the 2019-2021 long-term performance cycle, we have moved from our historical approach of granting time-vested restricted stock units at the end of each three-year performance period that have an additional three-year vesting period to granting performance-based restricted stock units at the beginning of each three-year performance period that may be earned and vest on the basis of performance at the end of the performance period. We believe the new structure will better align with market standards and practice and be more intuitive for stockholders and prospective employees, while still focusing on growth and driving long-term performance.

Thank you for your trust and support and your continued investment in Colgate.

Very truly yours,

The Independent Members of Colgate's Board of Directors

John P. Bilbrey

John T. Cahill

Lisa M. Edwards

Helene D. Gayle

C. Martin Harris

Martina Hund-Mejean

Lorrie M. Norrington

Michael B. Polk

Stephen I. Sadove

> "We are very pleased to report that the leadership transition has progressed smoothly."

Notice of Annual Meeting of Stockholders

Logistics



DATE AND TIME
Friday, May 8, 2020,
at 10:00 a.m.
Eastern Daylight Time



LIVE WEBCAST
www.virtualshareholder meeting.com/CL2020



WHO CAN VOTE
Stockholders of record at the close of business on March 9, 2020 are entitled to vote at the Annual Meeting

Items to be Voted On	Board Recommendation
PROPOSAL 1 Elect as directors the ten nominees identified in the Proxy Statement	**FOR each director nominee**
PROPOSAL 2 Ratify selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2020	**FOR**
PROPOSAL 3 Advisory vote on executive compensation	**FOR**
PROPOSALS 4-5 Stockholder proposals, if properly presented at the meeting	**AGAINST**









Stockholders will also consider and act upon such other business as may properly come before the meeting.

Because the Annual Meeting is virtual and being conducted only via a live webcast, stockholders will not be able to physically attend the Annual Meeting. To attend the virtual meeting and vote and examine the Company's stocklist during the meeting, go to www.virtualshareholdermeeting.com/CL2020. You will need the 16-digit control number found on your Notice of Internet Availability, your proxy card or on the instructions that accompany your proxy materials to participate in the Annual Meeting.

Your vote is important. We encourage you to vote by proxy even if you plan to attend the virtual meeting. You may vote your proxy via the internet or by telephone by following the instructions included on your Notice of Internet Availability or, if you received a printed copy of your proxy materials, on your proxy card. If you received a printed copy of your proxy materials, you may also vote by mail by signing, dating and returning your proxy card in the envelope provided. Voting now will not limit your right to change your vote or to attend the virtual meeting.

March 25, 2020

Jennifer M. Daniels
Chief Legal Officer and Secretary

Colgate-Palmolive Company
300 Park Avenue
New York, New York 10022

Table of Contents

Proxy Statement Summary

This summary highlights information about Colgate-Palmolive Company (referred to in this Proxy Statement as "we," "Colgate" or the "Company") and Colgate's upcoming 2020 Annual Meeting of Stockholders (the "Annual Meeting") contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement carefully before voting.

About Colgate

Living Our Values: Colgate's approximately 34,300 employees worldwide share a commitment to our three core corporate values: caring, global teamwork and continuous improvement. These values are reflected not only in the quality of our products and the reputation of our Company, but also in our dedication to serving the communities where we do business.

CARING	GLOBAL TEAMWORK	CONTINUOUS IMPROVEMENT
The Company cares about people: Colgate people, consumers, customers, stockholders and business partners. Colgate is committed to acting with compassion, integrity, honesty and high ethics in all situations, to listening with respect to others and to valuing differences. The Company is also committed to protecting the global environment, to enhancing the communities where Colgate people live and work, and to being compliant with government laws and regulations.	All Colgate people are part of a global team, committed to working together across countries and throughout the world. Only by sharing ideas, technologies and talents can the Company achieve and sustain profitable growth.	Colgate is committed to getting better every day in all it does, as individuals and as teams. To further this commitment, Colgate people regularly undertake foreign assignments and participate in internal and external talent development programs. By better understanding consumers' and customers' expectations and always working to innovate and improve products, services and processes, Colgate will continuously improve.

Colgate Today: We are a $15.7 billion global consumer products company with products marketed in over 200 countries and territories across four core categories:

Oral Care



46% of Net Sales

Key Brands
- Colgate
- Sorriso
- elmex
- meridol
- Tom's of Maine

TOOTHPASTE

#1 market share worldwide[1]

MANUAL TOOTHBRUSH

#1 market share worldwide[1]

MOUTHWASH

#2 market share worldwide[1]

Personal Care



20% of Net Sales

Key Brands
- Palmolive
- Protex
- Speed Stick
- Sanex
- Lady Speed Stick
- Filorga
- Softsoap
- EltaMD
- Irish Spring
- PCA Skin

LIQUID HAND SOAP

#1 market share worldwide[1]

BAR SOAP AND LIQUID BODY CLEANSING

#2 market share worldwide[1]

Home Care



18% of Net Sales

Key Brands
- Palmolive
- Fabuloso
- Ajax
- Soupline
- Axion
- Suavitel

LIQUID FABRIC CONDITIONER AND HAND DISHWASHING

#2 market share worldwide[1]

Pet Nutrition



16% of Net Sales

Key Brands
- Hill's Science Diet
- Hill's Prescription Diet

HILLS PET NUTRITION

#1 market share in vet clinics in U.S.[2] Products marketed in over 80 countries and territories

Worldwide 2019 Net Sales

International	USA
71%	**29%**

[1]   Based on markets where we compete and purchase market share data
[2]   Based on IDEXX market share data

Roadmap of Voting Items

The Board of Directors (the "Board") recommends that you vote as follows on each proposal:

Proposal 1
Election of the Board of Directors

- Diverse slate of director nominees with strong leadership experience
- Director skills and attributes facilitate effective oversight of business strategies, risk management, Company culture and strategic talent planning

- 9 out of 10 director nominees are independent
- Robust record of board refreshment with 5 new independent directors since 2015
- Strong corporate governance practices promote stakeholder value

 Your Board recommends a vote **FOR** each director nominee   See **page 62** for further information

Proposal 2
Ratification of the selection of PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm for 2020

- Independent firm with few ancillary services and reasonable fees
- Significant industry and financial reporting expertise
- PwC has audited the Company's accounts since May 2002

- Lead audit partner rotated in 2019
- The Audit Committee annually evaluates PwC and has determined that its continued retention is in the Company's best interests

 Your Board recommends a vote **FOR** this proposal   See **page 62** for further information

Proposal 3
Advisory vote on executive compensation

- High percentage of compensation is variable and tied to annual and long-term performance
- Direct link between incentive payments and achievement of business goals and shareholder value

- Multiple performance measures used
- Programs designed to compensate at approximately median level if paid at target
- Strong compensation governance features

 Your Board recommends a vote **FOR** this proposal   See **page 65** for further information

Proposal 4
Stockholder Proposal: Independent Board Chairman

- Strong independent Lead Director with clear and robust duties, along with independent committee chairs, provides meaningful independent Board leadership and ensures proper checks and balances
- The Company's active and independent Board ensures that the full Board, and not the Chairman alone, determines the Board's focus

- Other corporate governance safeguards in place at the Company help to ensure Board effectiveness and accountability
- Stockholders are best served if the Board retains flexibility to decide what leadership structure works best for the Company based on the facts and circumstances existing from time to time

 Your Board recommends a vote **AGAINST** this proposal   See **page 65** for further information

Proposal 5
Stockholder Proposal: Reduce Ownership Threshold to Call Special Stockholder Meetings to 10%

- The Company's existing 25% ownership threshold gives stockholders a meaningful right to call a special meeting while striking the appropriate balance against potential abuses by special interests and the substantial administrative and financial burdens that special meetings impose

- Other corporate governance practices in place at the Company, including the ability for any stockholder to commence a consent solicitation, ensure Board accountability and help facilitate stockholder action
- A majority of votes cast on this topic at prior annual stockholder meetings were consistently against lowering the Company's existing threshold

 Your Board recommends a vote **AGAINST** this proposal   See **page 67** for further information

Director Nominees

The following table provides summary information about the ten director nominees the Board has nominated for election at the Annual Meeting. Additional information about each nominee's background and experience can be found beginning on page 13.

Name and Principal Occupation	Age	Years of Tenure	Committee Memberships				Other Current Public Company Boards
			AUD	FIN	GOV	P&O	
Noel R. Wallace[1] President and Chief Executive Officer, Colgate-Palmolive Company	55	1	○	○	○	○	
John P. Bilbrey Independent Former Chairman, President and Chief Executive Officer, The Hershey Company	63	5	○	●	●	○	Campbell Soup Company Elanco Animal Health Inc.
John T. Cahill Independent Vice Chairman, The Kraft Heinz Company	62	15	●	○	○	●	American Airlines Group Inc. The Kraft Heinz Company
Lisa M. Edwards Independent Executive Vice President, Strategic Business Operations, Customer and Partner Engagement, Salesforce.com, Inc.	52	1	○	●	●	○	
Helene D. Gayle Independent President and Chief Executive Officer, The Chicago Community Trust	64	10	○	○	●	●	The Coca-Cola Company
C. Martin Harris Independent Associate Vice President of the Health Enterprise and Chief Business Officer, Dell Medical School	63	4	○	○	●	●	Healthstream, Inc. Invacare Corporation Thermo Fisher Scientific Inc.
Martina Hund-Mejean Independent Former Chief Financial Officer, Mastercard Inc.	59	0	●	●	○	○	Prudential Financial, Inc.
Lorrie M. Norrington Independent Operating Partner, Lead Edge Capital LLC	60	5	●	●	○	○	Autodesk, Inc. Eventbrite, Inc. HubSpot, Inc.
Michael B. Polk Independent Advisory Director, Berkshire Partners LLC and Interim Chief Executive Officer, Implus Corporation	59	6	○	○	●	●	Logitech International S.A.
Stephen I. Sadove Independent, Lead Director Founding Partner, JW Levin Management Partners LLC	68	13	●	○	○	●	Aramark Movado Group, Inc. Park Hotels & Resorts Inc.

AUD Audit   **FIN** Finance   **GOV** Nominating, Governance & Corporate Responsibility   **P&O** Personnel & Organization   ● Member   ● Chair

[1] As previously announced, Mr. Wallace has also been elected Chairman of the Board, effective April 1, 2020.

Director Nominee Highlights

Diversity of Tenure, Age, Gender and Background

INDEPENDENT DIRECTOR NOMINEE TENURE

Average Independent Director Nominee Tenure

6.6
YEARS

3 newer independent director nominees (4 years or less)


4 medium-tenured independent director nominees (5 to 10 years)


2 experienced independent director nominees (more than 10 years)


DIRECTOR NOMINEE AGE

Average Age

60.5
YEARS

4 director nominees under 60


5 director nominees 60 to 65


1 director nominee over 65


DIRECTOR NOMINEE GENDER

40%
FEMALE

4 female director nominees


6 male director nominees


BOARD REFRESHMENT SINCE 2015

5
NEW INDEPENDENT DIRECTORS

We have also refreshed **3 committee chairs** since 2016

Director Nominee Experience, Qualifications, Attributes and Skills

The Nominating, Governance and Corporate Responsibility Committee (the "Governance Committee") seeks to compose a Board with members who have a broad range of experiences, skills, diversity and different points of view. In addition to educational achievement and a strong moral and ethical character, the following skills and attributes were all considered by the Board in connection with this year's director nomination process:

Business Operations
8 of 10 director nominees

Regulatory and Public Service
2 of 10 director nominees

International
9 of 10 director nominees

Diversity
5 of 10 director nominees

Industry
7 of 10 director nominees

Information Technologies
4 of 10 director nominees

Corporate Governance
9 of 10 director nominees

Governance Highlights

Colgate's Board believes that good corporate governance accompanies and greatly aids Colgate's long-term business success. The Board believes that the Company has consistently been at the forefront of good corporate governance. Reflecting its commitment to continuous improvement, the Board reviews its governance practices on an ongoing basis to ensure that they promote stakeholder value. The governance section beginning on page 7 describes Colgate's corporate governance framework and commitment, which includes the following highlights:

BOARD FOCUSED ON KEY BUSINESS PRIORITIES
- ✔ Board plays major role in overseeing business strategy, risk management, Company culture and strategic talent planning

FOCUS ON BOARD PERFORMANCE
- ✔ Board composition defined by strong leadership, diversity and experience
- ✔ 99% average attendance of incumbent directors at Board and committee meetings
- ✔ Annual Board and committee self-evaluations
- ✔ Regular independent director evaluations
- ✔ Regular review of committee charters, corporate governance guidelines and related policies

ALIGNMENT WITH STOCKHOLDER INTERESTS
- ✔ Substantial majority of director compensation paid in Colgate equity
- ✔ Robust stock ownership requirements for directors and officers
- ✔ Clawback, anti-hedging and anti-pledging policies
- ✔ Pay-for-performance philosophy

BOARD INDEPENDENCE
- ✔ Strict director independence standards
- ✔ 9 out of 10 director nominees are independent
- ✔ Board committees are 100% independent
- ✔ Independent Lead Director
- ✔ Executive sessions of independent directors are held at every regularly scheduled Board meeting

STOCKHOLDER RIGHTS
- ✔ Annual election of all directors
- ✔ Majority voting and director resignation policy for directors in uncontested elections
- ✔ Stockholders have ability to act by written consent
- ✔ Stockholders have proxy access right

Executive Compensation Program Highlights

The key principles underlying the Company's compensation philosophy are aligning pay and performance, driving strong business results, focusing on long-term shareholder return and attracting, motivating and retaining high-quality talent.

In 2019, the compensation of the Named Officers (as defined in the Compensation Discussion and Analysis, or "CD&A") was designed so that approximately 75% to 85% of their target direct compensation (salary and target annual and long-term incentives) would be performance-based. Annual and long-term incentive award payments vary from target levels based on the Company's business performance, and long-term incentive award payments and the value of equity awards also vary based on the performance of the Company's common stock ("Common Stock").

Colgate's executive compensation program for 2018 received substantial stockholder support and was approved, on an advisory basis, by

92.3%

of stockholders voting on the proposal at the 2019 Annual Meeting of Stockholders.

As further discussed in the CD&A, to continue aligning pay to the Company's strategy and performance, the Company is evolving its long-term incentive program, beginning with the 2018-2020 performance cycle, to focus primarily on the Company's performance relative to its peers. This focuses the Company's executives on delivering peer-leading performance on key performance measures while acknowledging the difficulty of setting performance targets over a three-year horizon in a rapidly evolving strategic and macroeconomic environment. The Board's compensation committee, known as the Personnel and Organization Committee (the "P&O Committee"), believes that the increased focus on relative-to-peer performance will improve pay and performance alignment by ensuring that multi-year goals do not become obsolete, no matter the marketplace conditions, thereby enhancing long-term shareholder value.

As part of this evolution, the Company has created a new long-term incentive program beginning with the 2019-2021 performance cycle, referred to as the "Growth Performance Plan." Under the Growth Performance Plan, participants (including the Named Officers) are granted a target number of unearned performance-based restricted stock units ("PBRSUs") at the beginning of each three-year performance cycle, which will be earned and will vest following the conclusion of the performance period on the basis of the achievement of performance goals determined by the P&O Committee. This structure differs from the Company's legacy long-term incentive program, known as the "Long-Term Global Growth Program," under which award opportunities were established for participants, including the Named Officers, at the beginning of the three-year performance cycle, but restricted stock units were only granted following the conclusion of the performance period, and were then subject to an additional three-year time-based vesting period.

Compensation Governance

Colgate's key executive compensation practices include the following:

- ✔ High percentage of compensation is tied to performance and is variable
- ✔ Programs designed to compensate at approximately the median level if paid at target
- ✔ Multiple performance measures used
- ✔ Robust stock ownership guidelines
- ✔ Ability to claw back compensation
- ✔ Limited perquisites

- ✔ Double-trigger vesting of severance payments upon change in control
- ✔ No executive officer employment agreements
- ✔ No hedging or pledging of Colgate stock is permitted
- ✔ No backdating or repricing of stock options
- ✔ No tax gross-ups on perquisites (except for international assignment benefits) or severance

Please see the CD&A beginning on page 25 for a detailed description of Colgate's executive compensation programs.

Governance of the Company

Colgate's Corporate Governance Commitment

Colgate's Board believes that good corporate governance accompanies and greatly aids Colgate's long-term business success. Colgate's key strategic business priorities are growing sales through engaging with consumers, developing world-class innovation and working with retail partners; driving efficiency on every line of the income statement to increase margins; generating strong cash flow performance and utilizing that cash effectively to enhance total shareholder return; and leading to win by staying true to the Company's culture, developing Colgate people and focusing on all of its stakeholders. Colgate's Board has been at the center of these key strategies, helping to design and implement them, and seeing that they guide the Company's operations.

The Board believes that the Company has consistently been at the forefront of good corporate governance. Reflecting its commitment to continuous improvement, the Board reviews its governance practices on an ongoing basis to ensure that they promote stakeholder value.

Board Independence, Expertise and Accountability

Strict Director Independence Standards

From 2009 until April 2019, Colgate's Board was comprised entirely of outside independent directors, with the exception of Ian Cook, then Chairman and Chief Executive Officer (the "CEO"). In April 2019, when Noel R. Wallace became President and CEO, he also joined the Board and Mr. Cook transitioned to Executive Chairman. As a result, currently nine of Colgate's eleven directors are independent and only two are members of Colgate management. With Mr. Cook's planned retirement from the Board effective April 1, 2020, the Board will again be comprised entirely of independent directors except for the CEO. All members of the Audit Committee, the Finance Committee, the Governance Committee and the P&O Committee are independent directors. The Board believes that an independent director should be free of any relationship with Colgate or its senior management that may in fact or in appearance impair the director's ability to make independent judgments or compromise the director's objectivity and loyalty to stockholders. Based on this principle, the Board adopted director independence standards that outline the types of relationships, both personal and professional, between directors and the Company, its senior management, other directors and third parties that, if present, would preclude a finding of independence. These standards, which are stricter than those required by the listing standards of the New York Stock Exchange (the "NYSE"), guide the Board's annual affirmative determinations of independence. A copy of the standards is available on the Company's website. For more information regarding Colgate's independence standards and the Board's determinations of independence, see "Director Independence."

Executive Sessions/Lead Director

The independent directors of the Board meet in executive session, without any members of management present, at every regularly scheduled Board meeting. The Lead Director chairs these sessions. The Lead Director serves a three-year term and is selected by the independent directors following nomination by the Governance Committee. Stephen I. Sadove is currently serving as the Lead Director. For more information regarding the responsibilities of the Lead Director and the Board's leadership structure, see "Board Structure and Responsibilities—Board Leadership Structure."

All Directors Elected Annually by Majority Vote

Colgate's Board is accountable to stockholders through the annual election of all directors by majority vote. Colgate has never had a staggered board. Under Colgate's by-laws, in uncontested elections for directors, if a nominee for director who is an incumbent director is not re-elected by a majority of the votes cast, the by-laws require the director to promptly tender his or her resignation to the Board. The Governance Committee will then consider the resignation and make a recommendation to the Board.

Director Attendance at Annual Meetings

It is the Company's policy that all members of the Board should attend the Company's Annual Meeting of Stockholders, unless extraordinary circumstances prevent a director's attendance. All of the directors who were elected to the Board at the 2019 Annual Meeting were in attendance.

Proxy Access

The Company's by-laws permit a group of up to 20 stockholders who have owned at least three percent of Colgate's outstanding Common Stock continuously for at least three years to submit director nominees (up to the greater of two individuals or 20% of the Board) for inclusion in the Company's proxy statement if the stockholder(s) and the nominee(s) satisfy the requirements specified in the Company's by-laws.

Audit Committee Independence and Financial Literacy

All members of the Audit Committee are independent directors. The Board has also determined that all members of the Audit Committee are "audit committee financial experts," as that term is defined under the rules of the Securities and Exchange Commission (the "SEC"), and that they meet the independence and financial literacy requirements of the NYSE.

Board Experience and Diversity

As its present directors exemplify, Colgate values enterprise leadership experience, relevant sector experience in the fields of business, industry, regulatory and public service and information technologies, international experience, corporate governance experience, educational achievement, strong moral and ethical character and diversity. A copy of Colgate's criteria for Board membership, entitled "Independent Board Candidate Qualifications," is available on the Company's website. For more information regarding the role of diversity in the selection of nominees for Board membership, see "The Board of Directors—Director Experience, Skills and Qualifications."

Board Focused on Key Business Priorities

Strategic Role of Board	Role of Board in Risk Management (including Cybersecurity)
The Board plays a major role in overseeing Colgate's business strategy. It reviews the Company's strategic plan and receives detailed briefings throughout the year on critical aspects of its implementation. These include reviews of the strategic choices the Company is making and the capabilities needed to deliver against its goals, as well as performance reviews of operating divisions, product categories and competitive and marketplace trends.	The Board oversees the Company's risk management process to ensure it is properly designed, well-functioning and consistent with Colgate's overall corporate strategy. Annually, the Board or a relevant committee reviews each of the top risk areas identified by management and receives reports more regularly for certain risk areas to ensure risks are being adequately managed. The Company's Chief Information Security Officer provides a report to the Board on cybersecurity at each in-person Audit Committee meeting.
Oversight of Culture	**Strategic Talent Planning**
The Board believes that Colgate's culture and its core corporate values of caring, global teamwork and continuous improvement are critical to the Company's business success. It monitors the ongoing impact of those values and the Company's culture in various ways, including by visiting Company operations around the world and by reviewing the results of employee engagement surveys and related responsive actions.	The Board has extensive involvement in succession planning and people development, which the Company refers to as strategic talent planning, with special focus on CEO succession. It discusses potential successors to key executives and examines backgrounds, capabilities and appropriate developmental assignments. Regular reviews of professional training programs, benefit programs and career development processes assist the Board in guiding the Company's people development initiatives.

Directors are Stockholders

Director Compensation in Stock

On average, 80% of a non-employee director's compensation was paid in Colgate equity in 2019. For more information regarding director compensation, see "Compensation of Directors."

Significant Levels of Director Stock Ownership

Board members own significant amounts of Colgate stock. Under the Company's stock ownership guidelines, independent directors are required to own stock equal in value to at least five times their annual share grant. For more information on director stock ownership, see "Stock Ownership—Stock Ownership of Directors and Executive Officers."

Established Policies Guide Governance and Business Integrity

Corporate Governance Guidelines

First formalized in 1996, the corporate governance guidelines reflect the Board's views and Company policy regarding significant corporate governance issues, which the Board believes are best practice. As part of its ongoing review of best practices in corporate governance, the Board periodically reviews and updates the guidelines. A copy of the guidelines, entitled "Board Guidelines on Significant Corporate Governance Issues," is available on the Company's website.

Code of Conduct

The Board sponsors the Company's Code of Conduct, which promotes the highest ethical standards in all of the Company's business dealings. The Global Ethics and Compliance function, headed by a corporate officer who reports to the CEO and provides reports directly to the Audit Committee, oversees compliance with these standards and periodically reviews and updates the Code of Conduct in conjunction with the Company's Global Legal Organization. The Code of Conduct applies to the Company's directors and employees, including the CEO, the Chief Financial Officer and the Controller (who is the Company's chief accounting officer), and satisfies the SEC's requirements for a code of ethics for senior financial officers. The Code of Conduct is available on the Company's website.

Business Integrity Initiatives

The Board supports the Company's efforts to effectively communicate its commitment to ethical business practices, which are led by the Company's Global Ethics and Compliance function. To further this goal, all Company employees worldwide are required to annually certify that they understand and comply with the Code of Conduct. In addition, the Company's executives and key managers worldwide participate in training programs regarding the Code of Conduct, Colgate's values, effective leadership and the applicable laws and regulations that govern Colgate's business practices around the world. Colgate directors also annually certify their compliance with the Code of Conduct.

Political Expenditures

As set forth in the Company's Code of Conduct, the Company has a longstanding policy against making contributions to any political party or candidate. In addition, each year, the Company advises its U.S. trade associations of this policy to prevent the use of Company dues or contributions for any such expenditures and requests that such associations which receive at least $10,000 annually from the Company confirm their compliance with this policy.

Sustainability

Colgate places a high priority on operating in an inclusive, responsible and respectful manner, with a particular focus on sustainability, a topic that continues to gain resonance with all of its stakeholders. Colgate's sustainability efforts span all aspects of its business, including supply chain, marketing, innovation, customer development and people development. To provide incentives for Colgate people to integrate sustainability into business strategy and operations, Colgate's global sustainability initiatives are among the individual objectives used to determine the compensation for many of Colgate's senior managers. For more information regarding Colgate's sustainability commitment and initiatives, see the inside back cover of this Proxy Statement and the Sustainability section of the Company's website.

Restrictions on Hiring Audit Firm Employees

To bolster the independence of Colgate's independent registered public accounting firm and the integrity of Colgate's internal financial reporting and audit processes, Colgate has a longstanding policy prohibiting the Company from hiring any partners or managers engaged in an audit of the Company or any employees engaged in the corporate portion of an audit of the Company from PricewaterhouseCoopers LLP, Colgate's independent registered public accounting firm, within five years of the end of their engagement without the approval of the Audit Committee.

Hedging and Pledging Policies

To further ensure that the interests of Colgate's directors, officers and senior managers are aligned with those of Colgate's stockholders, the Company's hedging policy prohibits Colgate's directors, officers and employees who receive stock-based compensation from engaging in transactions to hedge against declines in the value of Colgate's stock, as further described in the CD&A. The policy also strongly discourages all other employees from entering into such transactions. Further, to prevent forced sales of Colgate stock by Colgate's directors and officers, the Company prohibits Colgate's directors and officers from pledging Colgate stock.

Clawback Policy

The Company's clawback policy permits Colgate to recoup cash and equity-based incentive awards made to an officer subject to the policy if the financial results on which such awards were based are subsequently restated and such officer's intentional misconduct contributed to the restatement.

Direct Access to Management

Management Participation at Board Meetings

Key senior managers regularly attend Board meetings. Topics are presented to the Board by the members of management who are most knowledgeable about the issue at hand irrespective of seniority. An open and informal environment allows dialogue to develop between directors and management, which often produces new ideas and areas of focus.

Direct Access to Management

The Board's direct access to management continues outside the boardroom during discussions with corporate officers, division presidents and other employees, often without the CEO or Executive Chairman present. Directors are invited to contact senior managers directly with questions and suggestions.

Ensuring Management Accountability

Performance-Based Compensation

Colgate has linked the pay of its managers and employees at all levels to the Company's performance. As described in greater detail in the CD&A, the P&O Committee adheres to this pay-for-performance philosophy, and stock-based incentive awards are a significant component of senior management's overall compensation.

CEO Evaluation Process

The Board's evaluation of the CEO is a formal annual process. The CEO is evaluated by the Board against the goals set each year, including both objective measures (such as earnings per share and organic sales growth) and subjective criteria reflective of the Company's strategy and core values. As part of the overall evaluation process, the Board meets informally with the CEO to give feedback on a regular basis.

Board Practices Promote Effective Oversight

Board Size

Designed to maximize board effectiveness, Colgate's by-laws fix the number of directors between seven and 15. The number of directors is currently fixed at eleven, to be decreased to ten on April 1, 2020 upon Mr. Cook's retirement, and ten directors have been nominated for election at the Annual Meeting.

Directorship Limits

To ensure that directors are able to devote sufficient time to properly discharge their duties, Colgate's corporate governance guidelines provide that directors should not serve on more than three other public company boards.

Meeting Attendance

On average, the incumbent directors attended 99% of the meetings of the Board and the committees on which they served in 2019. No incumbent director attended less than 75% of these meetings.

Continuous Improvement Through Evaluation and Education

Board Self-Evaluation Process

Each year, the Board evaluates its performance against criteria that it has determined are important to its success. One or more of the following topics may be considered during such evaluations: financial oversight, strategic talent planning, executive compensation, strategic planning, corporate governance, ethics and compliance and Board structure and role. The Board then considers the results of the evaluation and identifies steps to enhance its performance.

Board Committee Evaluations

Self-evaluations of each of the Board's committees are also conducted annually. The results of these evaluations are reviewed with each committee, and further enhancements are agreed for each committee.

Individual Director Evaluations

Complementing the Board and committee self-evaluations, the Board has also developed an individual director evaluation process to be used every three years. Using director effectiveness criteria selected by the Board following a review of external best practices, directors evaluate their peers and the resulting feedback is shared with individual directors by an external facilitator. This process, which the Board intends to conduct again in 2020, enables the directors to provide valuable feedback to one another and identifies areas of strength and areas of focus for enhanced effectiveness.

Ongoing Director Education

Outside experts periodically present to the Board on various subjects. During 2019, such subjects included artificial intelligence and machine learning, executive compensation trends and governance topics. From time to time, Colgate's directors also visit Colgate operations around the world, deepening their understanding of Colgate's business.

The Board of Directors

The Board oversees the strategy, business, assets, affairs, performance and financial integrity of the Company. In accordance with the Company's longstanding practice, the Board is independent, consisting of a substantial majority of outside directors. Currently, the Board has eleven directors, with nine independent directors and two employee directors, Noel R. Wallace, who is the President and CEO of the Company, and Ian Cook, who is the Executive Chairman of the Company and served as the Company's CEO until April 2019. As previously discussed, Mr. Cook will retire effective April 1, 2020, and the Board has elected Mr. Wallace to serve as Chairman of the Board effective as of that date. Following this transition, the Board will consist of ten directors, with nine independent directors and one employee director.

During 2019, the independent directors met in executive session without Mr. Cook, Mr. Wallace or other members of management present at every regularly scheduled Board meeting.

The Board met **eleven** times during 2019. On average, the incumbent directors attended

99%

of the meetings of the Board and the committees on which they served in 2019.

Director Experience, Skills and Qualifications

The Board selects director candidates based on the recommendation of the Governance Committee. The Governance Committee identifies, screens and recruits potential candidates for membership on the Board of Directors, taking into account the needs of the Company and the Board at the time. The Company has engaged a third-party international executive search firm to assist the Governance Committee in identifying and evaluating potential director candidates.

The Governance Committee seeks to compose a Board with members who have a broad range of experiences and skills and different points of view, with a particular emphasis on enterprise leadership experience, relevant sector experience in the fields of business, industry, regulatory and public service and information technologies, international experience, corporate governance experience, educational achievement, strong moral and ethical character and diversity. This variety and depth of experience enables the Board collectively to understand the Company's global business and its consumers around the world and the directors individually to make significant contributions to the deliberations of the Board.

In 2002, the Board adopted a written statement, known as the Independent Board Candidate Qualifications and made available on the Company's website, outlining the qualities sought in directors of the Company. This statement, which was most recently updated in 2015, is used by the Governance Committee in evaluating individual director candidates. It highlights the following skills and experiences, among others, as being important to creating an effective, well-rounded and diverse Board:

Experience, Skill or Qualification	Rationale
Business Operations—Is or has been the Chief Executive Officer, Chief Operating Officer or other major operating or staff officer of a major public corporation, with a background in marketing, finance and/or business operations.	Directors who have served in these roles possess exceptional leadership qualities and demonstrate a practical understanding of how large organizations operate, including strategic planning and risk management. Given the Company's focus on growing sales and market share, including through superior marketing and brand engagement, directors with expertise in marketing provide the Company with particularly important insights. The Company also uses a variety of financial metrics to measure its performance, and accurate financial reporting and accounting are critical to the Company's success. Therefore, directors with financial experience, including an understanding of accounting and financial reporting processes, provide an essential oversight role.
Industry—Has experience in the fast-moving consumer goods industry or other complementary field, such as public health.	Directors with experience in the fast-moving consumer goods industry have experience with consumer engagement and therefore can provide valuable market and consumer insights, as well as contribute a broad understanding of industry trends. Directors with experience in complementary industries, such as the pharmaceutical industry and public health, also bring important perspectives and knowledge to the Company's business, including with respect to engagement with dental, veterinary and skin health professionals and initiatives such as the Company's *Bright Smiles, Bright Futures* oral health education program.
Regulatory and Public Service— Has experience working in a highly regulated industry, such as pharmaceutical, health care or insurance, or relevant government, academic or non-profit experience.	Directors with experience in highly regulated industries bring valuable insights to the Company because the Company's business requires compliance with a variety of regulatory requirements around the world. Directors with experience serving in or interacting with government and governmental organizations help strengthen the Company's understanding of the impact governmental actions and socioeconomic trends can have on the Company's business. This is particularly important in times of global market volatility and political and social unrest.

Experience, Skill or Qualification	Rationale
Information Technologies—Has experience with information technology, eCommerce or digital marketing.	The Company is focused on maximizing growth in eCommerce and using digital marketing as a way of reaching today's consumers. Directors with experience in those fields are therefore able to provide insights that help the Company advance powerful commercial strategies in the rapidly changing digital and eCommerce landscapes. In addition, directors with expertise in information technologies, including analytics, enterprise software and machine learning, provide helpful oversight with respect to cybersecurity matters and the use of technology to gain insights and enhance efficiency of operations.
International—Has significant international experience, whether through managing international business operations or living and working outside the United States; an understanding of the language and culture of non-English speaking countries is also important.	Since approximately 70% of the Company's net sales are generated outside the United States and the Company is focused on continuing to drive penetration in markets with growing populations, having directors with experience managing international operations is essential. Exposure to different cultural perspectives and practices is also important in helping the Company meet the needs of its global consumers in the over 200 countries and territories worldwide in which it competes.
Corporate Governance—Has sufficient applicable experience to understand fully the legal and other responsibilities of an independent director of a U.S.-based public company.	Good corporate governance accompanies and greatly aids the Company's long-term business success. Having directors with experience serving as directors of other U.S. public companies helps ensure the Board deeply understands its roles and duties and the Company remains at the forefront of good corporate governance.

The Governance Committee expects each of the Company's directors to have the personal qualities necessary to make a substantial contribution to the Board, including high moral and ethical standards, strong communication and interpersonal skills, a commitment to Colgate's success and the willingness and ability to devote sufficient time to discharge their duties. Prospective directors must also satisfy the Company's director independence standards.

In addition, the Governance Committee has a policy of promoting diversity on the Board, including diversity of points of view and diversity in the traditional sense (including gender, racial and ethnic diversity). The Governance Committee implements this policy through its director recruitment efforts and assesses the effectiveness of the policy regularly through Board and committee self-evaluations.

The Governance Committee will consider director candidates recommended by stockholders and others if such candidates meet Colgate's criteria for Board membership, evaluating them in the same manner in which the committee evaluates other candidates. Such recommendations should be made in writing to the Governance Committee or the Company's Secretary and should include a description of the qualifications of the proposed candidate. Any stockholder of the Company may also nominate a director at a stockholders' meeting, and eligible stockholders of the Company may also nominate directors for inclusion in the Company's proxy statement, in each case in accordance with the requirements of the Company's by-laws relating to stockholder nominations as described in "Questions and Answers About Colgate's Annual Meeting—Who nominates the directors?"

The table below provides a high-level summary of the particular skills and qualifications of each of the ten director nominees approved by the Governance Committee for election at the Annual Meeting. Biographical information and additional detail regarding the director nominees' particular skills and qualifications follows. The absence of a reference to a qualification for an individual director nominee does not mean that the nominee does not possess that qualification, but rather that it is not one of the specific qualifications for which the nominee has been proposed. All nominees except for Ms. Hund-Mejean have been directors since last year's annual meeting. Ms. Hund-Mejean, who joined the Board in March 2020, was recommended by a third-party international executive search firm.

Skill/Qualification	Business Operations	Industry	Regulatory and Public Service	Information Technologies	International	Corporate Governance	Diversity
Noel R. Wallace	☑	☑			☑	☑	
John P. Bilbrey	☑	☑			☑	☑	
John T. Cahill	☑	☑			☑	☑	
Lisa M. Edwards	☑			☑	☑		☑
Helene D. Gayle		☑	☑		☑	☑	☑
C. Martin Harris		☑	☑	☑		☑	☑
Martina Hund-Mejean	☑			☑	☑	☑	☑
Lorrie M. Norrington	☑			☑	☑	☑	☑
Michael B. Polk	☑	☑			☑	☑	
Stephen I. Sadove	☑	☑			☑	☑	

Noel R. Wallace



Age: **55**

Director since **2019**

Committees:
None

Other Public
Company Directorships:
Former (During Past 5 Years):
**Kellogg Company
(until 2018)**

Chairman-Elect

Mr. Wallace became President and Chief Executive Officer of Colgate in April 2019 and on April 1, 2020, he will also become Chairman of Colgate's Board of Directors. He previously served as President and Chief Operating Officer of Colgate from July 2018 until April 2019, with responsibility for all the Company's operating units worldwide. Mr. Wallace began his career at Colgate in 1987 and progressed through a series of senior management roles around the world, including President and General Manager of the Global Toothbrush Division, President, Colgate Mexico and President, Colgate U.S. Prior to being appointed President and Chief Operating Officer, he served as Chief Operating Officer, Global Innovation & Growth and Hill's Pet Nutrition from 2016 to July 2018, as President, Colgate Latin America from 2013 to 2016 and as President, Colgate North America and Global Sustainability from 2010 to 2013.

Skills and Qualifications:

Business Operations
Extensive operational leadership experience through service as President and Chief Executive Officer and Chief Operating Officer of Colgate, expertise in marketing through leadership roles at Colgate and strong knowledge of business finance and financial statements through oversight of operating budgets and financial statements at Colgate.

Industry
In-depth knowledge of fast-moving consumer goods industry through over 30-year career at Colgate.

International
Experience managing Colgate's international operations and living and working in foreign countries.

Corporate Governance
Experience serving as a director of another U.S. public company.

John P. Bilbrey



Age: **63**

Director since **2015**

Committees:
**Finance (Chair),
Governance**

Other Public
Company Directorships:
**Campbell Soup Company
(since May 2019)**
**Elanco Animal Health
Incorporated
(since March 2019)**
Former (During Past 5 Years):
**The Hershey Company
(until 2018)**
**The McCormick Company
(until 2015)**

Independent

Mr. Bilbrey served as President and Chief Executive Officer of The Hershey Company ("Hershey"), a multinational consumer food company, from 2011 until his retirement in March 2017. He also served as Chairman of the Board of Directors of Hershey from 2015 to March 2017 and as Non-Executive Chairman from March 2017 to May 2018. Mr. Bilbrey joined Hershey as Senior Vice President, President Hershey International in 2003 and served in this role through 2007. He served as Senior Vice President, President Hershey North America from 2007 to 2010 and served as Executive Vice President and Chief Operating Officer from 2010 to 2011. Prior to joining Hershey, Mr. Bilbrey held executive positions at Mission Foods and Danone Waters of North America, Inc., a division of Groupe Danone, and previously spent 22 years at The Procter & Gamble Company ("Procter & Gamble"). Mr. Bilbrey also serves on the Kansas State University Business School Advisory Council.

Skills and Qualifications:

Business Operations
Extensive operational leadership experience through service as Chief Executive Officer and Chief Operating Officer of Hershey, expertise in marketing through leadership roles at consumer-focused companies and strong knowledge of business finance and financial statements through oversight of operating budgets and financial statements at Hershey.

Industry
In-depth knowledge of fast-moving consumer goods industry through experience at Hershey and Procter & Gamble.

International
Experience managing Hershey's international operations and living and working in foreign countries.

Corporate Governance
Experience serving as a director of other U.S. public companies.

John T. Cahill Independent



Age: **62**

Director since **2005**

Committees:
Audit (Chair), P&O

Other Public
Company Directorships:
**American Airlines
Group Inc. (since 2013)
The Kraft Heinz Company
(since 2015)**
Former (During Past 5 Years):
**Kraft Foods Group, Inc.
(until 2015)**

Mr. Cahill has served as Vice Chairman of The Kraft Heinz Company, a multinational food and beverage company, since July 2015 after serving as Chairman and Chief Executive Officer of Kraft Foods Group, Inc. ("Kraft") from December 2014 until its merger with H.J. Heinz Holding Corporation in July 2015. Mr. Cahill previously served as Executive Chairman of Kraft from October 2012, when Kraft was spun off from Kraft Foods Inc. ("Kraft Foods"), until March 2014, when he was elected Non-Executive Chairman. He served as Executive Chairman of Kraft Foods North America in 2012. Mr. Cahill was an Industrial Partner at Ripplewood Holdings LLC, a private equity firm, from 2008 through 2011. He previously served The Pepsi Bottling Group, Inc. ("PBG") in a variety of leadership positions culminating in Chairman and Chief Executive Officer. He also held multiple senior financial and operating leadership positions at PepsiCo Inc. ("PepsiCo").

Skills and Qualifications:

Business Operations
Extensive operational leadership experience through service as Chairman and Chief Executive Officer of Kraft and as Chairman and Chief Executive Officer of PBG and strong knowledge of business finance and financial statements through service as Chief Financial Officer of PBG, Kentucky Fried Chicken and Pepsi-Cola North America and as Senior Vice President and Treasurer of PepsiCo.

Industry
In-depth knowledge of fast-moving consumer goods industry through experience at Kraft and nearly 20-year career at PepsiCo and PBG.

International
Experience managing international operations for PBG.

Corporate Governance
Experience serving as a director of other U.S. public companies.

Lisa M. Edwards Independent



Age: **52**

Director since **2019**

Committees:
Finance, Governance

Other Public
Company Directorships:
None

Ms. Edwards has served as Executive Vice President, Strategic Business Operations, Customer and Partner Engagement of Salesforce.com, Inc. ("Salesforce"), an enterprise software company, since 2017. She joined Salesforce in 2012 as Executive Vice President, Finance, Head of Global Corporate Services and Chief Procurement Officer. Ms. Edwards previously served in several senior management roles at Visa Inc., including as Senior Vice President and Head of Global Business Development and IP Strategy. Prior to that, she was an entrepreneur after starting her career at Bain & Company.

Skills and Qualifications:

Business Operations
Extensive operational leadership experience as head of various functions at Salesforce and Visa and strong knowledge of business finance and financial statements through service as Executive Vice President, Finance at Salesforce.

Information Technologies
Significant experience with information technology, eCommerce and digital transformation through service at Salesforce and other companies.

International
Experience managing global functions for Salesforce and Visa and living and working in foreign countries.

Helene D. Gayle   Independent



Age: **64**

Director since **2010**

Committees:
Governance (Chair), P&O

Other Public
Company Directorships:
**The Coca-Cola Company
(since 2013)**

Dr. Gayle has served as President and Chief Executive Officer of The Chicago Community Trust, a community foundation dedicated to improving the Chicago region through strategic grant making, civic engagement and inspiring philanthropy, since 2017. Dr. Gayle previously served as Chief Executive Officer of McKinsey Social Initiative from 2015 to 2017 and as President and Chief Executive Officer of CARE USA from 2006 to 2015. From 2001 to 2006, she was an executive in the Global Health program at the Bill & Melinda Gates Foundation. Dr. Gayle began her career in public health at the U.S. Centers for Disease Control in 1984 and held positions of increasing responsibility over her 20-year tenure there, ultimately becoming the director of the National Center for HIV, STD and TB Prevention and achieving the rank of Assistant Surgeon General and Rear Admiral in the United States Public Health Service. Dr. Gayle also serves as Chair of New America and on the boards of the Center for Strategic and International Studies and the Brookings Institution. She is a member of the Council on Foreign Relations, the National Academy of Medicine and the American Public Health Association.

Skills and Qualifications:

Regulatory and Public Service
Extensive leadership experience in the global public health, global development and humanitarian fields through positions at CARE USA, the Bill & Melinda Gates Foundation, The Chicago Community Trust and McKinsey Social Initiative and 20-year career at the U.S. Centers for Disease Control.

International
Experience managing international operations at CARE USA, one of the world's leading humanitarian organizations with programs in nearly 70 countries around the world and developing and implementing global programs at McKinsey Social Initiative, a non-profit organization focused on bringing together varied stakeholders to address complex global social challenges.

Industry
In-depth knowledge of and expertise in the global public health field, a complementary industry.

Corporate Governance
Experience serving as a director of another U.S. public company.

C. Martin Harris   Independent



Age: **63**

Director since **2016**

Committees:
Governance, P&O

Other Public
Company Directorships:
**Healthstream, Inc.
(since 2010)
Invacare Corporation
(since 2003)
Thermo Fisher Scientific
Inc. (since 2012)**

Dr. Harris has served as Associate Vice President of the Health Enterprise and Chief Business Officer of the Dell Medical School at The University of Texas at Austin since December 2016. Dr. Harris previously served as Chief Information Officer and Chairman of the Information Technology Division of The Cleveland Clinic Foundation, a non-profit academic medical center, and a Staff Physician for The Cleveland Clinic Hospital and The Cleveland Clinic Foundation Department of General Internal Medicine from 1996 to 2016. Additionally, from 2000 to 2016, he was Executive Director of e-Cleveland Clinic, a series of e-health clinical programs offered over the internet. Prior to joining the Cleveland Clinic, Dr. Harris spent 14 years with the School of Medicine at the University of Pennsylvania.

Skills and Qualifications:

Regulatory and Public Service
Extensive leadership experience in the public health field through positions at the Dell Medical School and the Cleveland Clinic.

Information Technologies
Significant experience with information technology through service at the Dell Medical School, the Cleveland Clinic and the University of Pennsylvania.

Industry
In-depth knowledge of and expertise in the public health field, a complementary industry.

Corporate Governance
Experience serving as a director of other U.S. public companies.

Martina Hund-Mejean **Independent**



Age: **59**

Director since **2020**

Committees:
Audit, Finance

Other Public
Company Directorships:
**Prudential Financial, Inc.
(since 2010)**

Ms. Hund-Mejean served as Chief Financial Officer of Mastercard Inc. ("Mastercard"), a technology company in the global payments industry, from 2007 until her retirement in April 2019. Prior to joining Mastercard, Ms. Hund-Mejean served as Senior Vice President and Treasurer of Tyco International Ltd. ("Tyco") from 2002 to 2007 and Senior Vice President and Treasurer of Lucent Technologies Inc. ("Lucent") from 2000 to 2002. She previously held a series of finance positions of increasing responsibility at General Motors Company from 1988 to 2000. Ms. Hund-Mejean began her career as a credit analyst at Dow Chemical in Germany.

Skills and Qualifications:

Business Operations
Extensive knowledge of business finance and financial statements through service as Chief Financial Officer of Mastercard, Senior Vice President and Treasurer of Tyco and Lucent and her various positions at General Motors Company.

Information Technologies
Significant experience with information technology, including data and cybersecurity, as Chief Financial Officer of Mastercard.

International
Experience managing global functions for Mastercard, Tyco and Lucent and living and working in foreign countries (native of Germany).

Corporate Governance
Experience serving as a director of another U.S. public company.

Lorrie M. Norrington **Independent**



Age: **60**

Director since **2015**

Committees:
Audit, Finance

Other Public
Company Directorships:
**Autodesk, Inc.
(since 2011)
Eventbrite, Inc.
(since 2015)
HubSpot, Inc.
(since 2013)**
Former (During Past 5 Years):
DIRECTV (until 2015)

Ms. Norrington has served as an Operating Partner of Lead Edge Capital LLC, a growth equity investment firm, since 2013. Ms. Norrington previously served in several senior management roles at eBay from 2005 to 2010, including President of Global eBay Marketplaces, Chief Operating Officer of eBay Marketplaces, President of eBay International and CEO of Shopping.com. Prior to joining eBay, Ms. Norrington held senior positions at Intuit Inc. ("Intuit"). Prior to Intuit, she was a company officer and held a number of global operating roles, including CEO of GE FANUC, at General Electric Company ("General Electric") over an almost 20-year period.

Skills and Qualifications:

Business Operations
Extensive operational leadership experience through service as President and Chief Operating Officer of eBay Marketplaces and as head of various operating divisions at General Electric and strong knowledge of business finance and financial statements through oversight of operating budgets at various companies.

Information Technologies
Significant experience with information technology, eCommerce, digital marketing and machine learning through service at eBay and Intuit and advisory work for other technology companies.

International
Experience managing international operations for eBay and global businesses for General Electric.

Corporate Governance
Experience serving as a director of other U.S. public companies.

Michael B. Polk



Age: **59**

Director since **2014**

Committees:
Governance, P&O (Chair)

Other Public
Company Directorships:
**Logitech International S.A.
(since September 2019)**
Former (During Past 5 Years):
**Newell Brands Inc.
(until June 2019)
Newell Rubbermaid Inc.
(until 2016)**

Independent

Mr. Polk has been an Advisory Director to Berkshire Partners LLC, a private investment firm, since February 2020. He became the Interim Chief Executive Officer of Implus Corporation, a fitness and outdoor accessories provider, in February 2020, where he also serves on the Board of Directors. Mr. Polk previously served as President and Chief Executive Officer of Newell Brands Inc. and its predecessor, Newell Rubbermaid Inc. (together, "Newell"), a multinational consumer goods company, from 2011 until June 2019. Prior to Newell, Mr. Polk held a series of executive positions at Unilever, including President, Global Foods, Home and Personal Care, and at Kraft Foods, where he served as President, Asia Pacific Region, Kraft Foods International and President, Nabisco Biscuit & Snacks, Kraft Foods North America. He started his career at Procter & Gamble.

Skills and Qualifications:

Business Operations
Extensive operational leadership experience through service as Chief Executive Officer of Newell and as head of various operating divisions of Unilever and Kraft Foods, expertise in marketing through leadership roles at consumer-focused companies and strong knowledge of business finance and financial statements through oversight of operating budgets at various companies and operating budgets and financial statements at Newell.

Industry
In-depth knowledge of fast-moving consumer goods industry through experience at Newell, Unilever, Kraft Foods and Procter & Gamble.

International
Experience managing Newell's, Unilever's and Kraft Foods' international operations.

Corporate Governance
Experience serving as a director of other U.S. public companies.

Stephen I. Sadove



Age: **68**

Director since **2007**

Committees:
Audit, P&O

Other Public
Company Directorships:
**Aramark (since 2013)
Movado Group, Inc.
(since 2018)
Park Hotels & Resorts Inc.
(since 2017)**
Former (During Past 5 Years):
**Ruby Tuesday, Inc.
(until 2017)
J.C. Penney Company, Inc.
(until 2016)**

Independent, Lead Director

Mr. Sadove became a founding partner of JW Levin Management Partners LLC, a private equity firm, in 2015. He has also served as Principal of Stephen Sadove and Associates, which provides consulting services to the retail industry, since 2013. Mr. Sadove served as Chairman and Chief Executive Officer of Saks Incorporated ("Saks") from 2007 until 2013. He joined Saks as Vice Chairman in 2002, served as Chief Operating Officer from 2004 to 2006 and was named Chief Executive Officer in 2006. Previously, Mr. Sadove worked for Bristol-Myers Squibb, which he joined in 1991 as President of Clairol in the United States. He later gained additional responsibility for the consumer businesses in Canada, Europe, the Middle East, Africa and Latin America. In 1996, he was named President of Bristol-Myers Squibb's worldwide beauty care business and was later named a senior vice president with additional responsibility for Mead Johnson Nutritionals. Mr. Sadove also serves as Chairman of the Board of Hamilton College.

Skills and Qualifications:

Business Operations
Extensive operational leadership experience through service as Chief Executive Officer of Saks and as head of various operating divisions at Bristol-Myers Squibb, expertise in marketing through leadership roles at consumer-focused companies and strong knowledge of business finance and financial statements through oversight of operating budgets at various companies and operating budgets and financial statements at Saks.

Industry
In-depth knowledge of fast-moving consumer goods industry through experience at Bristol-Myers Squibb.

International
Experience managing Bristol-Myers Squibb's international operations.

Corporate Governance
Experience serving as a director of other U.S. public companies.

Director Independence

As described above, the Board has adopted director independence standards that are stricter than those required by the listing standards of the NYSE. Specifically, a director is not considered independent if the director has any relationship with Colgate or its senior management or with another director or any other person that in the Board's judgment may impair the director's ability to make independent judgments. Such relationships could include voting arrangements or personal, economic or professional ties between a director and an officer of Colgate, another Colgate director or a significant stockholder of Colgate. Relationships and transactions (direct or indirect) that would preclude independence include:

- current or former employment with the Company;
- affiliation with Colgate's advisors;
- compensation from the Company (other than director fees);
- material business relationships with the Company;
- loans between directors and the Company or its senior management;
- material investments with the Company or its officers;

- joint investments with the Company's officers or other directors;
- leadership roles in charitable organizations that receive significant support from Colgate;
- affiliation or employment with a present or former Colgate auditor; and
- service on interlocking boards of directors or compensation committees.

A copy of the complete independence standards is available on the Company's website.

In making its determination regarding the independence of each non-employee director, the Board considers any transactions, relationships or arrangements as required by the Company's director independence standards. Based on these standards, the Board has determined that each current director, other than Mr. Cook, who is the Company's Executive Chairman, and Mr. Wallace, who is the Company's President and CEO, is independent as there were no transactions, relationships or arrangements of the types described in the Company's director independence standards.

Certain Relationships and Related Transactions

Colgate has a longstanding policy prohibiting its directors, officers and employees from entering into transactions that present actual or potential conflicts of interest. This policy is reflected in the Company's Code of Conduct, Business Practices Guidelines and Director Independence Standards. In addition, the Board has adopted a written policy regarding related person transactions which supplements these policies by establishing additional procedures for monitoring and reviewing and, if appropriate, approving or ratifying, these types of transactions. The policy covers any "related person transaction," as defined under SEC rules, which generally includes any transaction, arrangement or relationship involving more than $120,000 in which the Company or any of its subsidiaries was, is or will be a participant and in which a "related person" had, has or will have a direct or indirect material interest. "Related persons" means directors and executive officers and their immediate family members, and stockholders owning five percent or more of Colgate's outstanding stock.

The Company's Corporate Legal Department, together with the Controller's Department, is responsible for monitoring compliance with these policies and procedures. In the rare instance where a related person transaction is determined to provide a material benefit to the Company and its stockholders, the transaction must be submitted to the independent directors of the Board for their review. Only the independent directors of the Board may approve or ratify the transaction in accordance with the procedures for review and approval or ratification described in the policy. In the course of its review of related person transactions, the independent directors of the Board will consider all of the relevant facts and circumstances that are available to them, including but not limited to: (i) the benefits to the Company; (ii) in a transaction involving a director, the impact on the director's independence; (iii) the availability of other sources for comparable products or services; (iv) the terms of the transaction; and (v) whether the transaction is proposed to be on terms more favorable to the Company than terms that could have been reached with an unrelated third party.

Lisa M. Edwards, who is a director of the Company, is Executive Vice President, Strategic Business Operations, Customer and Partner Engagement of Salesforce. During 2019, in the ordinary course of business the Company purchased software licenses from Salesforce and its subsidiaries on arm's length terms, totaling approximately $1.2 million. In accordance with the Company's related person transaction policy described above, these transactions are reviewed annually by the independent directors of the Board. Following the most recent review in January 2020, they concluded the transactions are in the best interests of the Company and its stockholders.

Based on the Company's review of its transactions, there were no other transactions considered to be a related person transaction during 2019.

Compensation Committee Interlocks and Insider Participation

During 2019, the following directors were members of the P&O Committee: Drs. Gayle and Harris and Messrs. Cahill, Polk and Sadove. None of the members of the P&O Committee has been an officer of the Company and none was an employee of the Company during 2019, and none had any relationship with the Company or any of its subsidiaries during 2019 that would be required to be disclosed as a related person transaction. None of the executive officers of the Company has served on the board of directors or compensation committee of another company at any time during which an executive officer of such other company served on the Company's Board or the P&O Committee.

Board Structure and Responsibilities

Board Leadership Structure

The Governance Committee regularly reviews Board leadership trends. As part of the succession planning process that took place in connection with the CEO transition from Mr. Cook to Mr. Wallace in 2019, the Board assessed its leadership structure and determined that appointing Mr. Wallace as President and CEO and Mr. Cook as Executive Chairman for a period of up to one year while retaining Mr. Sadove as Lead Director was in the Company's best interests at that time. In connection with Mr. Cook's upcoming retirement, the Board again assessed its leadership structure and determined that, at this time, appointing Mr. Wallace as Chairman, President and CEO while retaining Mr. Sadove as Lead Director is best for Colgate. Therefore, when Mr. Wallace becomes Chairman on April 1, 2020 following Mr. Cook's retirement, Colgate's Board leadership structure will consist of:

Noel R. Wallace	**Stephen I. Sadove**
Chairman, President and CEO	Independent Lead Director

The Company's Board structure ensures robust, independent oversight. Colgate's active and independent Board, with its robust Lead Director role and independent committee chairs, ensures that the Board, and not the Chairman alone, determines the Board's focus. The Chairman is guided by these strong independent leaders and having Colgate's current or former CEO serve as the Chairman creates a bridge to management that helps provide the Board with the management support it needs. Based on these considerations, the Board believes that this is the best leadership structure for the Company at this time and that, operating under this structure, the Board will continue to effectively guide the Company and represent the interests of its stakeholders.

Board Effectiveness Colgate's Board works very effectively together	**Board Committees** The Board's committees are composed solely of, and chaired by, independent directors
Board Independence **9** of 10 director nominees are independent	**Executive Sessions** The independent directors meet at each regularly scheduled Board meeting in separate executive sessions without any members of management present, which are chaired by the independent Lead Director

The Company has had an independent lead director since 2003. Colgate has long been committed to having an independent lead director, having established the position of Presiding Director in 2003 and expanded the role in 2006. Renamed in early 2012 in connection with a review of external practice, the role of the Lead Director is to:

- preside at all meetings of the Board at which the Chairman is not present (including the executive sessions of the independent directors);
- serve as interim Chairman if the Chairman is unable to perform his or her duties;
- establish agendas for the executive sessions of the independent directors in consultation with the other directors;
- serve as liaison between the independent directors and the Chairman and CEO (although all independent directors are encouraged to communicate freely with the Chairman and CEO and other members of management at any time);
- review and approve information to be sent to the Board;

- review and approve proposed Board meeting agendas;
- review and approve meeting schedules to help ensure there is sufficient time for discussion of all agenda items;
- have the authority to call meetings of the independent directors, as appropriate;
- authorize the retention of outside advisors and consultants who report directly to the independent directors on Board issues;
- be available (as deemed appropriate by the Board) for consultation and direct communication with stockholders; and
- perform such other duties as the Board may specify from time to time.

The Lead Director serves a three-year term, beginning at the meeting of the Board of Directors immediately following the Annual Meeting of Stockholders unless an earlier appointment is required by reason of vacancy or otherwise. The Governance Committee nominates a candidate for Lead Director from among the independent directors, and the affirmative vote of a majority of the independent directors is required to appoint the nominee proposed by the Governance Committee.

Committees of the Board of Directors

The Board has four standing committees: the Audit Committee, the Finance Committee, the Governance Committee and the P&O Committee. A summary of the responsibilities of these committees is set forth below. The committee charters are available on the Company's website.

Committee Membership

Director	Audit	Finance	Nominating, Governance and Corporate Responsibility	Personnel and Organization
Ian Cook Executive Chairman of the Board	○	○	○	○
John P. Bilbrey Independent	○	● Chair	● Member	○
John T. Cahill Independent	● Chair	○	○	● Member
Lisa M. Edwards Independent	○	● Member	● Member	○
Helene D. Gayle Independent	○	○	● Chair	● Member
C. Martin Harris Independent	○	○	● Member	● Member
Martina Hund-Mejean Independent	● Member	● Member	○	○
Lorrie M. Norrington Independent	● Member	● Member	○	○
Michael B. Polk Independent	○	○	● Member	● Chair
Stephen I. Sadove Independent, Lead Director	● Member	○	○	● Member
Noel R. Wallace	○	○	○	○
Number of meetings held in 2019	7	5	4	4

● Member   ● Chair

Audit Committee

7 MEETINGS in 2019

Current Members
John T. Cahill (Chair)   Lorrie M. Norrington
Martina Hund-Mejean   Stephen I. Sadove

All members of the Audit Committee are independent directors and audit committee financial experts.

Role and Responsibilities
- Assists the Board in its oversight of management's fulfillment of its financial reporting and disclosure responsibilities and its maintenance of an appropriate internal control system.
- Appoints the Company's independent registered public accounting firm and oversees the activities of the Company's Internal Audit function and the Global Ethics and Compliance function.
- Assists the Board in its oversight of the Company's enterprise risk management process.

The Board has determined that all members of the Audit Committee are "independent," as required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the listing standards of the NYSE and Colgate's own, stricter director independence standards, and are "audit committee financial experts" as that term is defined under SEC rules.

Finance Committee

5 MEETINGS in 2019

Current Members
John P. Bilbrey (Chair)   Martina Hund-Mejean
Lisa M. Edwards   Lorrie M. Norrington

All members of the Finance Committee are independent directors.

Role and Responsibilities
- Oversees the financial policies and practices of the Company, reviews the budgets of the Company and makes recommendations to the Board on financial and strategic matters.
- Oversees the Company's capital structure and its Finance, Treasury, Tax and related functions.

Nominating, Governance and Corporate Responsibility Committee

4 MEETINGS in 2019

Current Members

Helene D. Gayle (Chair)   C. Martin Harris
John P. Bilbrey   Michael B. Polk
Lisa M. Edwards

All members of the Governance Committee are independent directors.

Role and Responsibilities
- Recommends nominees for the Board and develops and implements formal Board self-evaluation procedures.
- Makes recommendations to the Board regarding Board and committee structure, corporate governance and director compensation.
- Oversees the Company's sustainability, social responsibility and corporate citizenship matters.

Director Compensation
In making recommendations to the Board regarding director compensation, the Governance Committee annually reviews information provided by the Global Human Resources function regarding recent trends in director compensation and comparison data regarding peer company practices in the compensation comparison group discussed in the CD&A. The Global Human Resources function purchases subscriptions from the National Association of Corporate Directors and Equilar, from which they receive such comparison data. Based on its review of the information provided by the Global Human Resources function, the Governance Committee determines whether to recommend to the Board any changes in the director compensation program. The director compensation program is described beginning on page 23. The Governance Committee does not delegate any of its authority in making director compensation recommendations.

Personnel and Organization Committee

4 MEETINGS in 2019

Current Members

Michael B. Polk (Chair)   C. Martin Harris
John T. Cahill   Stephen I. Sadove
Helene D. Gayle

All members of the P&O Committee are independent directors.

Role and Responsibilities
- Appointed by the Board to act on its behalf with respect to overseeing the personnel and organizational matters of the Company, including the compensation of the Company's executives.
- Recommends and approves, with the participation and concurrence of the other independent directors of the Board, the compensation of the CEO and the Executive Chairman.
- Reviews and approves the compensation recommended by the Global Human Resources function of the Company and the CEO for the other executive officers of the Company in accordance with the compensation programs described in the CD&A.

Compensation Consultants
The P&O Committee periodically retains the services of outside compensation consultants to provide it with objective, third-party advice on the appropriateness of the Company's compensation of the CEO, Executive Chairman and other senior executives. In 2009, the P&O Committee adopted a written policy regarding its selection and use of outside compensation consultants, a copy of which is available on the Company's website. The policy contains the following key principles:

- The P&O Committee selects all outside compensation consultants that provide advice to it, and directly retains and compensates such consultants, who report to and are solely responsible to the committee.
- Such consultants may not provide any other services to the Company unless these are expressly approved by the P&O Committee in advance. The P&O Committee will approve such other services only if it concludes that providing them will not impair the ability of the consultant to provide objective and independent advice to the committee.

The P&O Committee has retained Frederic W. Cook & Co., Inc. ("FW Cook") to advise it with respect to the CEO's and the Executive Chairman's compensation and such other matters as the P&O Committee may direct. Neither FW Cook nor any of its affiliates provides any other services to the Company. FW Cook works directly with the P&O Committee and its chair and meets with the P&O Committee in executive session. The P&O Committee conducted an assessment of whether the work of FW Cook during 2019 generated any conflict of interest, within the meaning of SEC rules, and concluded it did not.

Compensation Data
During 2019 and early 2020, the Global Human Resources function of the Company purchased executive compensation survey data from Mercer Human Resources Consulting, Aon Hewitt, Willis Towers Watson and Equilar and used Aon to provide change-in-control and similar calculations for this Proxy Statement. These providers were chosen because they are the leading providers in their fields and have global capabilities and/or consumer products industry experience.

Board Role in Risk Oversight

Colgate has established a systematic and thorough risk management process, which is designed to identify, assess and prioritize risks that threaten achievement of the Company's strategic and operating objectives.

Role of the Board

- The Board is responsible for overseeing the risk management process to ensure that it is properly designed, well-functioning and consistent with Colgate's overall corporate strategy.
- The full Board or an appropriate committee thereof oversees the top individual risk areas, with presentations to the Board and relevant committees made throughout the year.
- **Key risk areas overseen by the full Board include strategic and regulatory risks.**

Key Responsibilities of Board Committees

Audit Committee

- Responsible for overall risk oversight, though all Board members attend Audit Committee meetings and participate in risk management discussions.
- Oversees the enterprise risk management process and the implementation of appropriate risk monitoring and management systems.
- Oversees risks associated with cybersecurity and data loss prevention, financial reporting, legal matters (including data privacy, competition law and ethics and compliance) and material sourcing.

Finance Committee

- Oversees risks associated with foreign exchange, natural disasters and commodities.

Governance Committee

- Oversees risks related to sustainability, corporate governance practices and director selection and compensation.

P&O Committee

- Oversees risks related to strategic talent planning.
- Oversees an annual risk assessment of the Company's compensation policies and practices, which is conducted by the Company's Global Human Resources executives and its Chief Financial Officer and reviewed by the Board's independent compensation consultant and focuses primarily on the design of the incentive compensation programs and the degree to which such programs appropriately balance enterprise risk and compensation.

Cybersecurity

The Board is particularly focused on cybersecurity. Specific responsibility for cybersecurity oversight is delegated to the Audit Committee, and four directors have considerable experience in this area.

Role of Management

- The responsibility for the day-to-day management of risk lies with Colgate's management. Each year, the Company's Enterprise Risk Management Committee, which is comprised of a cross-functional group of the Company's most senior executives, identifies what it believes are the top individual risks facing Colgate. These risks are then reviewed with the Board.
- The Enterprise Risk Management Committee meets at least quarterly to review the prioritization of the identified risks.
- Colgate's chief risk officer (the Chief Financial Officer) and other members of senior management responsible for the day-to-day management of the top individual risk areas present directly to the Board and its committees regularly throughout the year.

Stockholder Engagement

The Company believes it is important to periodically engage with investors to better understand their priorities. During the first quarter of 2020, representatives of the Company's Global Human Resources, Investor Relations, Global Legal and Sustainability functions reached out to a variety of institutional investors, including index, actively managed and public pension funds, based in and outside the United States, representing approximately 40% of the Company's Common Stock. Discussions with these investors focused on the Company's business strategy, changes to the Company's long-term incentive compensation program and sustainability.

In addition, in light of the independent Board Chair stockholder proposal the Company received in connection with its 2019 Annual Meeting of Stockholders, the Company also discussed with these investors their views regarding independent Board Chairs, and found that a significant majority of the institutions with whom the Company engaged did not support an independent Board Chair requirement for Colgate. This feedback, combined with the fact that a majority of the votes cast on the proposal at the 2019 Annual Meeting of Stockholders voted against the proposal, led the Board to determine that it was not in the Company's or its stockholders' interest to implement the proposal.

Feedback from management's discussions with institutional investors was reported to and discussed with the Board. The Board values stockholder feedback on all governance and compensation matters.

Communications to the Board of Directors

Stockholders and other interested parties are encouraged to communicate directly with the Company's independent directors by sending an email to directors@colpal.com or by writing to Directors, c/o Office of the Chief Legal Officer, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, New York 10022. Stockholders and other interested parties may also communicate with individual independent directors and committee chairs by writing to them at the above mailing address. Such communications are handled in accordance with the procedures described on the Company's website.

Concerns and questions relating to accounting, internal accounting controls or auditing matters are immediately brought to the attention of the Audit Committee chair and handled in accordance with the procedures established by the Audit Committee. Under these procedures, the Company's Global Ethics and Compliance function, in conjunction with the Company's Internal Audit and Corporate Legal departments, addresses these concerns in accordance with the directions of the Audit Committee chair. The Audit Committee chair approves recommendations regarding the handling of each matter, oversees any investigations and approves the disposition of each matter. The Audit Committee chair may, in his or her discretion, engage outside counsel and other independent advisors. The Audit Committee receives quarterly updates regarding other concerns or questions relating to accounting, internal accounting controls or auditing matters.

Concerns relating to accounting, internal accounting controls or auditing matters may also be reported to the Global Ethics and Compliance function by telephone, facsimile and email as follows: 24-hour EthicsLine: (800) 778-6080 (toll-free from the United States, Canada and Puerto Rico) or (212) 310-2330 (collect from all other locations); facsimile number: (212) 310-3745; and email: ethics@colpal.com.

Colgate strictly prohibits retaliation against any individual who reports in good faith to the Company or the directors information concerning potential violations, or who participates in good faith in any investigation or proceeding by the Company or a government agency. Concerns may be submitted to the Company or the directors on an anonymous basis through their postal address or through the 24-hour EthicsLine numbers maintained by the Global Ethics and Compliance function. If requested, Colgate will keep information submitted confidential, subject to the need to conduct an effective investigation and take appropriate action or as otherwise required by applicable law.

Compensation of Directors

Compensation for the non-employee directors is set by the Board at the recommendation of the Governance Committee. The substantial majority of the compensation paid to the non-employee directors is in the form of fixed-value annual grants of Colgate equity pursuant to the stockholder-approved Colgate-Palmolive Company 2019 Incentive Compensation Plan (the "2019 Plan"), as described below.

In 2019, non-employee director compensation consisted of the following, as applicable:

Annual Share Grant	Shares of Common Stock equal in value to $180,000
Annual Retainer	$65,000
Stock Option Grant	Options to purchase shares of Common Stock equal in value to $45,000
Lead Director Retainer	$20,000
Committee Chair Retainers	$5,000 for the chair of each committee
Expenses and Benefits	Reimbursement of travel and related expenses incurred in attending meetings; life and travel/accident insurance; and Charitable Matching Gifts Program available to U.S. employees as described below

Neither Mr. Cook nor Mr. Wallace received any compensation for serving on the Board in 2019.

Deferral of Compensation

Under the 2019 Plan, directors may elect to defer all or a part of their annual stock compensation. Deferred stock compensation is credited to a stock unit account, the value of which reflects changes in the market price of the Company's Common Stock and dividends paid. No interest is paid on deferred balances. The directors also may elect to receive cash in lieu of up to 25% of the shares of the Company's Common Stock granted and not deferred under the 2019 Plan.

Directors may elect to defer all or a part of their cash compensation under the Colgate-Palmolive Company Restated and Amended Deferred Compensation Plan for Non-Employee Directors. As with the 2019 Plan, deferred fees are credited to a stock unit account, the value of which reflects changes in the market price of the Company's Common Stock and dividends paid. No interest is paid on deferred balances. Under both plans, distributions are made in shares of the Company's Common Stock in annual installments or by lump sum in accordance with the distribution election made by the director.

The tables included below under "Director Compensation" and in "Stock Ownership—Stock Ownership of Directors and Executive Officers" include information concerning directors who have elected to defer their fees.

Director Compensation Governance Features

Under the Company's stock ownership guidelines, independent directors are required to own stock equal in value to at least five times their annual share grant. Directors have five years from the date of their initial election to achieve required ownership levels. Compliance with these guidelines is evaluated on an annual basis. All of the directors are in compliance with this policy. For more information on director stock ownership, see "Stock Ownership—Stock Ownership of Directors and Executive Officers." Directors are also prohibited from engaging in transactions to hedge against declines in the value of Colgate's stock and from pledging Colgate stock, as further described in the CD&A. During 2019, all of the directors were in compliance with both the anti-hedging and anti-pledging policies.

Director Compensation

The following table shows the compensation earned by each non-employee director in 2019.

Name (a)	Fees Earned or Paid in Cash ($)[1] (b)	Stock Awards ($)[2] (c)	Option Awards ($)[3] (d)	All Other Compensation ($)[4] (g)	Total ($) (h)
Charles A. Bancroft[5]	65,000	179,973[6]	44,994	394	290,361
John P. Bilbrey	70,000[6]	179,973[6]	44,994	511	295,478
John T. Cahill	70,000	179,973	44,994	8,511	303,478
Lisa M. Edwards[7]	86,247[8]	112,492[8]	37,495	247	236,481
Helene D. Gayle	70,000[6]	179,973[6]	44,994	511	295,478
Ellen M. Hancock[9]	32,500	—	—	82,106[10]	114,606
C. Martin Harris	109,940[8]	135,034[8]	44,994	511	290,479
Lorrie M. Norrington	65,000[6]	179,973[6]	44,994	394	290,361
Michael B. Polk	70,000	179,973	44,994	394	295,361
Stephen I. Sadove	85,000	179,973[6]	44,994	9,062	319,029

NOTES TO THE DIRECTOR COMPENSATION TABLE

[1] Consists of an annual retainer and lead director and committee chair retainers, as described above.

[2] This column reflects the aggregate grant date fair value of stock awards granted to each non-employee director in 2019. The grant date fair value of stock awards granted to each non-employee director in 2019 was $71.56 per share, based on the fair market value of the Company's Common Stock on the date of grant.

[3] This column reflects the aggregate grant date fair value of stock option awards granted to each non-employee director in 2019. The key terms of such stock options are as follows: (i) the exercise price is equal to the closing price of the Company's Common Stock on the date of grant; (ii) the term is eight years; and (iii) they vest in equal annual installments over three years.

The grant date fair value of stock options granted to each non-employee director in 2019 was $10.79 per option. The estimated value of options is calculated using the Black-Scholes-Merton option pricing model (the "Black-Scholes model"). For a description of the assumptions used to calculate the amounts shown in this column, see Note 8 ("Capital Stock and Stock-Based Compensation Plans") to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 2019.

The aggregate number of stock options outstanding for each non-employee director as of December 31, 2019 was as follows: Mr. Bancroft—16,202; Mr. Bilbrey—26,243; Mr. Cahill—32,531; Ms. Edwards—3,475; Dr. Gayle—32,531; Mrs. Hancock—11,912; Dr. Harris—20,693; Ms. Norrington—23,489; Mr. Polk—30,467; and Mr. Sadove—32,531.

[4] Except as described in note 10 below, the amounts shown consist of (i) the value of Company-paid life insurance premiums and (ii) matching charitable donations contributed by the Company in the director's name pursuant to the Charitable Matching Gifts Program, which is available to all directors, U.S. retirees and U.S. employees who are actively employed on a full-time basis and have completed at least one year of service. Under the Charitable Matching Gifts Program, the Company matches an individual's contributions of up to $8,000 per year that are made to schools and other eligible institutions. Eligible gifts up to $250 are matched on a 2:1 basis with all other eligible gifts up to $7,750 matched on a 1:1 basis. The Company does not match certain gifts, such as contributions to organizations that are not tax-exempt, dues to alumni or similar groups, tuition payments, contributions to school funds or associations that are not used exclusively to support educational purposes of the institution and any gift for which the donor receives a substantial benefit.

[5] Mr. Bancroft resigned from the Board effective March 11, 2020.

[6] Mr. Bilbrey, Dr. Gayle and Ms. Norrington elected to defer the cash retainer they earned in 2019 and Dr. Gayle, Ms. Norrington and Messrs. Bancroft, Bilbrey and Sadove elected to defer the share grant they earned in 2019 pursuant to the procedure described above.

[7] Ms. Edwards became a director effective March 1, 2019. Therefore, her annual retainer, annual share grant and stock option grant were prorated to reflect her service during 2019.

[8] Ms. Edwards and Dr. Harris each elected to receive 25% of her or his annual share grant in cash to satisfy tax obligations pursuant to the procedure described above.

[9] Mrs. Hancock retired from the Board effective May 10, 2019. Therefore, her annual retainer was prorated to reflect her service during 2019 and she did not receive an annual share grant or a stock option grant during 2019.

[10] Following her retirement, Mrs. Hancock received a distribution of 1,014 shares of Common Stock in July 2019 from an account the Company created in her name upon the termination of the Pension Plan for Outside Directors as of December 31, 1996. On the termination date of that plan, the account was credited with common stock units representing the accrued value under the plan as of that date.

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

Pay for Performance Overview

The key principles underlying the Company's compensation philosophy are aligning pay and performance, driving strong business results, focusing on long-term shareholder return and attracting, motivating and retaining high-quality talent. Annual and long-term incentive award payments vary based on the Company's business performance, and long-term incentive award payments and the value of equity awards also vary based on the performance of the Company's common stock ("Common Stock"). Reflecting these principles, target direct compensation (salary and target annual and long-term incentives) for the executive officers listed in the Summary Compensation Table of this Proxy Statement (the "Named Officers") is designed to be weighted more heavily towards performance-based compensation than fixed compensation. For 2019, 87% of the target direct compensation of the Company's President and Chief Executive Officer ("CEO") and 74% of the average target direct compensation of the other Named Officers was performance-based, as the following charts demonstrate.

TARGET PERFORMANCE-BASED COMPENSATION*



CEO		**AVERAGE NAMED OFFICER (EXCLUDING CEO AND EXECUTIVE CHAIRMAN)**	
Performance-Based	Base Salary	Performance-Based	Base Salary
87%	**13%**	**74%**	**26%**

* With respect to long-term incentives, these charts include the target value of the Named Officers' performance-based restricted stock unit ("PBRSU") award opportunities for the 2019-2021 performance cycle pursuant to the Company's Growth Performance Plan (as defined below) and the target value of stock option awards based on salary grade guidelines, as further described in this CD&A. Ian Cook, the Company's Executive Chairman and former CEO, is not included in either chart due to the unique nature of his role and therefore his compensation mix.

2019 Performance at a Glance

In 2019, the Company was focused on accelerating growth by driving innovation in its core businesses, investing behind its brands, pursuing adjacent categories and expanding in faster-growing channels and markets. The Company achieved this goal, delivering adjusted earnings per share (a non-GAAP financial measure, referred to herein as "Base Business Earnings Per Share") in line with the Company's publicly announced goal and strong operating performance on organic sales growth (a non-GAAP financial measure, defined as net sales excluding foreign exchange, acquisitions and divestments) and Free Cash Flow Productivity, as demonstrated below.

OPERATING RESULTS*



ORGANIC SALES GROWTH	BASE BUSINESS EARNINGS PER SHARE	FREE CASH FLOW PRODUCTIVITY
4.0%	**$2.83**	**110.7%**

* Please see Annex A for reconciliations of organic sales growth to net sales growth calculated in accordance with GAAP and of Base Business Earnings Per Share to Diluted earnings per share calculated in accordance with GAAP and page 39 for an explanation of Free Cash Flow Productivity.

The Company was particularly pleased with its 2019 organic sales growth, which was at the high end of the target range it announced at the beginning of 2019. Notably, the Company's organic sales growth accelerated throughout the year, with each quarter's growth increasing sequentially from the prior quarter, and was broad based, as the Company delivered organic sales growth in every division and across all four of its categories, driven by the Company's investment behind its brands and innovation.

The Company's Base Business Earnings Per Share for 2019 was in line with the Company's publicly announced goal. That goal represented a decline relative to 2018, as the Company planned to increase investment behind its brands to drive acceleration in organic sales growth, which it achieved as described above.

The Company also maintained its strong balance sheet and cash flow, which led the Board of Directors to authorize an increase in the quarterly cash dividend, effective in the second quarter of 2019. This was the Company's 57th consecutive year of dividend increases and its 124th consecutive year paying a dividend, as part of its continuing commitment and strong record of returning value to shareholders.

RETURN TO SHAREHOLDERS



TOTAL SHAREHOLDER RETURN

222%
113%
12%
19%
20 yr
10 yr
5 yr
1 yr

$2.8 billion

RETURNED TO SHAREHOLDERS

$1.2B
in Share Repurchases
2019
$1.6B
in Dividends

COMPARISON OF THREE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN

$200
$150
$100
$50
$0
12/31/16
12/31/17
12/31/18
12/31/19
$153
$134
$113
Colgate
Comparison Group
S&P 500

Going forward, the Company remains focused on delivering long-term shareholder return and building long-term business success through good corporate governance and the design and implementation of Colgate's key strategic business priorities—growing sales through engaging with consumers, developing world-class innovation and working with retail partners; driving efficiency on every line of the income statement to increase margins; generating strong cash flow performance and utilizing that cash effectively to enhance total shareholder return; and leading to win by staying true to the Company's culture, developing Colgate people and focusing on all of its stakeholders. The Company intends to continue its practice of tying compensation to achievement of both annual and long-term business goals to help further those priorities.

This Compensation Discussion and Analysis ("CD&A") discusses the compensation of the Named Officers, namely:

Ian Cook
Executive Chairman
(Chief Executive Officer until April 2, 2019)

Noel R. Wallace
President and Chief Executive Officer
(effective April 2, 2019)

Henning I. Jakobsen
Chief Financial Officer

Jennifer M. Daniels
Chief Legal Officer and Secretary

Prabha Parameswaran
Group President, Global Innovation Group & Africa-Eurasia

Panagiotis Tsourapas
Group President, Latin America & Asia Pacific

The Personnel and Organization Committee of the Board (the "P&O Committee") annually reviews an analysis of the relationship between pay and performance for the Named Officers. The analysis includes a review of the relationship between the compensation paid to the CEO and the other Named Officers and Company performance relative to the Comparison Group (as defined below) over the past three years. The review shows a strong link between Company pay and Company performance in terms of various key operating measures. For example, in 2019, the Company's adjusted net income growth, adjusted earnings-per-share growth, total shareholder return, net sales growth, organic sales growth, return on sales, operating cash flow as a percentage of sales, return on invested capital and CEO total direct compensation relative to the Comparison Group were as shown to the right.



COLGATE 2019 PERFORMANCE RELATIVE TO COMPARISON GROUP*

(%)

Percentile Rank
100
75
50
25
0
12th
19th
33rd
38th
57th
74th
82nd
Top
35th
Adjusted Net Income Growth
Adjusted EPS Growth
Total Shareholder Return
Net Sales Growth
Organic Sales Growth
Return on Sales
Operating Cash Flow as a % of Sales
Return on Invested Capital
CEO TDC

* Adjusted net income growth, adjusted earnings-per-share growth and organic sales growth reflect the adjustments described in Annex A to Colgate's net income, earnings per share and net sales growth, respectively, and comparable adjustments to peer companies' net income, earnings per share and net sales growth. See page 29 for an explanation regarding the components of "total direct compensation" or "TDC."

2019 Compensation Program Highlights

Evolution of Long-Term Incentive Program

The P&O Committee recently oversaw a comprehensive review of the Company's compensation strategy and program, resulting in two significant changes to the Company's long-term incentive program structure and the related creation of a new long-term incentive program starting with the 2019-2021 performance cycle, referred to as the "Growth Performance Plan."

- **Performance Measures (effective beginning with the 2018-2020 performance cycle):** To continue aligning pay to the Company's strategy and performance, beginning with the 2018-2020 performance cycle, the P&O Committee, with support from the other independent directors, decided to evolve the Company's long-term incentive program to focus primarily on Colgate's performance relative to its peers. This focuses the Company's executives on delivering peer-leading performance on key performance measures while acknowledging the difficulty of setting performance targets over a three-year horizon in a rapidly evolving strategic and macroeconomic environment. The P&O Committee believes that the increased focus on relative-to-peer performance will improve pay and performance alignment by ensuring that multi-year goals do not become obsolete, no matter the marketplace conditions, thereby enhancing long-term shareholder value.

- **Grant Timing (effective beginning with the 2019-2021 performance cycle):** The P&O Committee, with support from the other independent directors, also decided to change the grant timing in connection with the Company's new Growth Performance Plan to grant a target award of unearned PBRSUs at the beginning of each three-year performance cycle, which will be earned and will vest following the conclusion of the three-year performance period on the basis of the achievement of performance goals determined by the P&O Committee. Under the Company's legacy long-term incentive program (known as the "Long-Term Global Growth Program"), award opportunities were established for participants at the beginning of the three-year performance cycle, but restricted stock units were only granted following the conclusion of the performance period, and were then subject to an additional three-year time-based vesting period. The P&O Committee believes that the new Growth Performance Plan structure will better align with market standards and practice and be more intuitive for stockholders and prospective employees, while still focusing on growth and driving long-term performance.

Due to the transition from the Long-Term Global Growth Program to the Growth Performance Plan and the related change in the grant timing, two sets of award opportunities will be disclosed in the Grants of Plan-Based Awards Table in this Proxy Statement (as well as the Company's proxy statements for the next two years). The two award opportunities relate to different performance cycles, as demonstrated by the following chart.

	Relevant Performance Cycle	
RSU Grant Year (if any)	**Long-Term Global Growth Program (legacy – RSUs granted only if earned)**	**Growth Performance Plan (new – PBRSUs granted but unearned)**
2019	2016-2018[1]	2019-2021[1]
2020	2017-2019[2]	2020-2022[2]
2021	2018-2020[3]	2021-2023[3]

[1] Appears in the Grants of Plan-Based Awards Table on page 45 of this Proxy Statement. No restricted stock units were granted for the 2016-2018 performance cycle under the Long-Term Global Growth Program.

[2] Will appear in the Grants of Plan-Based Awards Table in the Company's 2021 proxy statement. No restricted stock units were granted for the 2017-2019 performance cycle under the Long-Term Global Growth Program.

[3] Will appear in the Grants of Plan-Based Awards Table in the Company's 2022 proxy statement.

In the tables in this CD&A discussing target compensation mix, only the target value of the PBRSU award opportunity for the 2019-2021 performance cycle under the new Growth Performance Plan is shown, not the target award opportunity for the 2017-2019 performance cycle under the legacy Long-Term Global Growth Program, consistent with the way the P&O Committee analyzed 2019 compensation.

Performance Measures

The P&O Committee selected the following performance measures in 2019 to assess the performance of the Named Officers in 2019 and in the three-year performance period commencing in 2019:

Pay Component	CEO 2019 Target Compensation Mix	Other NEO Average 2019 Target Compensation Mix[1]	Performance Measures[2]	Performance Period	Form of Payment
Annual incentive	18%	18%	• Base Business Earnings Per Share • Organic sales growth	One year (2019)	Cash bonus
Long-term incentive[3]	69%	56%	• Organic sales growth relative to the Comparison Group • Base Business Net Income (defined below) growth relative to the Comparison Group • Free Cash Flow Productivity (defined below) • Total shareholder return relative to the Comparison Group (modifier)	Three years (2019-2021)	PBRSUs (vesting in 2022, if earned)

[1] Does not include Ian Cook, the Company's Executive Chairman, due to the unique nature of his role and therefore his compensation mix.

[2] For annual incentives, performance measures shown are for Named Officers with corporate-wide responsibilities. Each of Ms. Parameswaran and Mr. Tsourapas were promoted from roles with divisional responsibilities to roles with corporate-wide responsibilities in August 2019. Therefore, their annual cash bonuses were calculated using a combination of divisional and corporate-wide performance measures, corresponding to the periods of 2019 they were in each of the roles. Please see "Annual Incentives" later in this CD&A for more information about the divisional performance measures.

[3] Percentages shown include the target value of the PBRSU award opportunities for the 2019-2021 performance cycle pursuant to the Company's Growth Performance Plan and the target value of stock option awards based on salary grade guidelines.

The performance measures in the annual and long-term incentive programs were selected to drive the Company's growth strategy and focus on sustainable value creation.

Annual Incentive Awards – Named Officers with Corporate-Wide Responsibilities

Measure	Target	2019 Results	Outcome	Comparison vs. Comparison Group*
Base Business Earnings Per Share	$2.80	$2.83	131.0% of the assigned award opportunities for each of the Named Officers with solely corporate-wide responsibilities.	• Annual bonuses for the Named Officers (other than Messrs. Cook and Wallace) were paid at approximately the 13th to the 56th percentile of annual bonuses for similar jobs in the Comparison Group. • Mr. Wallace's award represented a payout at approximately the 57th percentile of annual bonuses for CEOs in the Comparison Group. • Due to the unique nature of his role, no similar comparison is provided for Mr. Cook.
Organic Sales Growth	3.0%	4.0%		

* Based on the most recent data available to the Company.

Long-Term Incentive Awards

GROWTH PERFORMANCE PLAN (NEW) — 2019-2021 LONG-TERM INCENTIVE AWARDS PERFORMANCE CYCLE

Measure	Target*	Status
Relative Organic Sales Growth	Performance at the 50th percentile of the Comparison Group	• If PBRSUs were to vest solely based on performance achieved through December 31, 2019, payout would be between the threshold and target levels. Performance over the remaining two years of the performance period will determine the actual number of shares earned, if any. • PBRSUs will vest, if earned, in 2022.
Relative Base Business Net Income Growth	Performance at the 50th percentile of the Comparison Group	
Free Cash Flow Productivity	90%	
Total Shareholder Return Modifier	The number of PBRSUs will increase or decrease by up to 25% based on the Company's total shareholder return relative to the Comparison Group	

* Targets were set in March 2019 at the beginning of the three-year performance cycle.

LONG-TERM GLOBAL GROWTH PROGRAM (LEGACY) — 2017-2019 LONG-TERM INCENTIVE AWARDS PERFORMANCE CYCLE

Measure	Target*	Results	Outcome
Compounded Annual Growth in Organic Sales	4%	1.9%	0% of the assigned award opportunities for each of the Named Officers.
Compounded Annual Growth in Currency Neutral Earnings Per Share	7%	1.5%	
Total Shareholder Return Modifier	Top third when compared to the Comparison Group	The Company's total shareholder return of 13.0% was not in the top third when compared to the Comparison Group, so the Named Officers did not qualify to receive additional restricted stock units equal in value to 25% of their individual assigned award opportunities.	

* Targets were set in March 2017 at the beginning of the three-year performance cycle.

Stock Options

In 2019, the P&O Committee approved annual stock option awards for the Named Officers. These awards are made based on guidelines set for each salary grade, which are established annually based on a review of market data and share usage.

CEO Transition

The Company also successfully executed its leadership succession plan and transitioned to a new CEO, Noel R. Wallace, in 2019. Please see the "Letter to Stockholders from Our Independent Directors" at the beginning of this Proxy Statement for more information about the Board's CEO succession planning process. In connection with Mr. Wallace's promotion to CEO, the P&O Committee increased his 2019 target direct compensation commensurate with his new role, taking into account Colgate's compensation philosophy, competitive data from the Comparison Group and market trends. Based on the Company's 2019 performance, Mr. Wallace's 2019 total direct compensation was slightly above target, primarily due to an above-target payout on his annual cash bonus, reflecting the Company's strong operating performance against its 2019 goals under his leadership and the impact of the Company's pay-for-performance philosophy.

CEO TOTAL DIRECT COMPENSATION*



| 2019 | | | | $10,788,945 |
| Base Salary | Annual Incentives | Long-Term Incentives | All Other Compensation | |

* For purposes of this CD&A, Mr. Wallace's 2019 total direct compensation includes his year-end salary and the amounts shown in the Summary Compensation Table in the columns "Stock Awards," "Option Awards," "Non-Equity Incentive Plan Compensation" and "All Other Compensation," consistent with the way the P&O Committee analyzes his compensation. The actual value of the payout from his PBRSU award for the Growth Performance Plan's 2019-2021 performance cycle shown in the Summary Compensation Table's "Stock Awards" column will depend upon achievement of the performance goals as well as the price of the Company's Common Stock at the time of vesting in 2022.

Additional Compensation Program Highlights

Highlighted below are compensation practices Colgate has implemented to drive Company performance and to align the interests of the Company's executives with its stockholders.



What We Do

✔ **Pay for Performance.** Colgate's executive compensation is tied to performance with clearly articulated financial goals. Each year, the P&O Committee conducts a comprehensive review of executive compensation prior to making compensation decisions to ensure pay and performance are aligned.

✔ **Competitive Compensation Programs.** Colgate regularly benchmarks its compensation programs and designs the programs to compensate employees at approximately the median level, with above-median payouts for superior performance and below-median payouts for performance below expectations.

✔ **Robust Stock Ownership Guidelines.** Colgate maintains stringent stock ownership guidelines for members of senior management, requiring the CEO to own Colgate stock equal in value to eight times his annual salary and the other Named Officers to hold Colgate stock in amounts equal to four times their annual salaries.

✔ **Ability to "Claw Back" Compensation.** Colgate's clawback policy permits recoupment of cash and equity-based incentive awards made to an officer subject to the policy if the financial results on which such awards were based are subsequently restated and such officer's intentional misconduct contributed to the restatement.

✔ **Perquisites are Insignificant.** Executive perquisites represent approximately 2% or less of the total compensation for each Named Officer reflected in the Summary Compensation Table, not including international assignment benefits.



What We Don't Do

✖ **Incentives Do Not Encourage Excessive Risk-Taking.** The Company's incentive programs do not contain features that may encourage excessive risk-taking, such as multi-year guaranteed bonuses or high pay opportunities relative to peer companies. In addition, the Company utilizes multiple performance measures for annual and long-term incentives.

✖ **No Executive Officer Employment Agreements.** The Company does not have employment agreements with its Named Officers, meaning they are not entitled to minimum base salaries, guaranteed bonuses or guaranteed levels of equity or other incentives.

✖ **No Hedging or Pledging of Colgate Stock is Permitted.** Colgate's hedging policy prohibits Colgate's directors, officers and employees who receive stock-based compensation from engaging in transactions that hedge against declines in the value of Colgate stock, strengthening the alignment between stockholders and directors and executives. Further, Colgate's pledging policy prohibits Colgate's directors and officers from pledging Colgate stock to prevent forced sales of Colgate stock by Colgate's directors and officers.

✖ **No Backdating or Repricing of Stock Options.** The Company makes annual equity awards at the same predetermined times each year. Equity awards, including stock options, are never backdated or issued with below-market exercise prices. Repricing of stock options without stockholder approval is expressly prohibited.

✖ **No Single Trigger Severance Payments Under the Company's Severance Plan.** Severance payments under the Colgate-Palmolive Company Executive Severance Plan (the "Severance Plan") are payable only if an executive's employment is terminated or an executive terminates his or her employment as a result of an "adverse change in conditions of employment" (as defined in the Severance Plan) following a change in control.

✖ **No Tax Gross-Ups on Perquisites or Severance.** Perquisites are insignificant, as previously noted, and any personal income taxes due as a result of perquisites provided to executives, other than international assignment benefits, are the responsibility of the executives. In addition, the Severance Plan does not provide for tax gross-ups on severance payments.

Compensation Philosophy

Colgate believes that people are the most important driver of its business success and, accordingly, views compensation as an important tool to motivate leaders at all levels of the organization. Outlined below are the principles underlying Colgate's executive compensation programs and examples of specific program features used to implement those principles.

	Base salary	Annual incentives	Long-term incentives
ALIGN PAY AND PERFORMANCE			
Multiple performance measures are used to ensure a focus on overall Company performance.		●	●
Payouts vary based upon the degree to which performance measures are achieved.		●	●
Colgate does not guarantee minimum base salaries, bonuses or levels of equity or other incentives for its Named Officers, through employment agreements or otherwise.	●	●	●
DRIVE STRONG BUSINESS RESULTS			
Selecting performance measures, such as organic sales growth, net income growth, earnings per share and free cash flow productivity, that are key metrics for investors fosters profitable growth and increases shareholder value.		●	●
Using performance measures tied to Colgate's annual and long-term operating goals, the achievement of which the Named Officers have the ability to influence, motivates the Named Officers to achieve strong and sustained business results.		●	●
Using measures in the long-term incentive award program that emphasize the Company's performance relative to peers focuses the Named Officers on achieving peer-leading performance.			●
FOCUS ON LONG-TERM SHAREHOLDER RETURN			
Colgate's long-term incentive award program has a three-year performance period, driving a focus on long-term results.			●
A significant portion of the Named Officers' total compensation is paid in equity (approximately 50-65% in 2019), aligning the interests of the Named Officers with those of stockholders.			●
The Named Officers' payout through the long-term incentive award program varies based on Colgate's three-year total shareholder return compared to the Comparison Group, directly tying a portion of the Named Officers' compensation opportunity to relative shareholder return.			●
Colgate's use of stock options, which provide value only to the extent that the Company's stock price appreciates, provides an effective link to changes in shareholder value that aligns the interests of stockholders and executives.			●
Stock ownership guidelines require that executives maintain significant levels of stock ownership, further strengthening the focus on long-term shareholder return.			●
ATTRACT, MOTIVATE AND RETAIN HIGH-QUALITY TALENT			
Colgate regularly benchmarks its compensation programs and designs the programs to compensate executives at the median level, with above-median payouts for superior performance and below-median payouts for performance below expectations.		●	●
To promote equal pay and fairness, Colgate's policy is to compensate each individual at a level commensurate with his or her role, work location, individual performance and experience, irrespective of gender, race, ethnicity or any other category protected by law.	●	●	●
Individual performance influences salary increases and stock option awards, motivating the Named Officers to perform at the highest levels.	●		●
Colgate rewards executives for strong performance, including by increasing payouts under the long-term incentive award program when Colgate outperforms its peers and decreasing payouts when Colgate underperforms its peers.		●	●

The P&O Committee devotes substantial time and attention throughout each year to executive compensation matters to ensure that compensation is aligned with the Company's performance and the best interests of stockholders. The Company's compensation programs reflect its longstanding strategic initiatives and balance achievement of short-term results with long-term strategic objectives. As discussed in more detail below, the P&O Committee's well-balanced and disciplined approach includes regular reviews with its independent compensation consultant and careful benchmarking to ensure that Colgate's compensation is effective in attracting, retaining and motivating high-quality talent, is supported by underlying performance and is reasonable relative to the Company's peers. In reviewing and approving compensation for the Named Officers, the P&O Committee considers all material components of compensation as well as comprehensive information regarding market practices. The purpose of these materials is to bring together all of the elements of actual and potential future compensation of the Named Officers, so that the P&O Committee may review individual elements of compensation, including compensation mix, as well as the aggregate amount of total compensation.

This CD&A discusses the compensation paid to the Named Officers. The compensation programs described, however, apply more broadly to the Company's other officers and senior managers, with changes as appropriate to reflect different salary grade levels and job responsibilities. The Company believes that this approach helps to align Colgate people into one global team sharply focused on the Company's performance objectives and key strategic initiatives.

Compensation-Setting Process

Role of the P&O Committee

> The P&O Committee oversees the Company's executive compensation programs. The P&O Committee does not delegate any of its responsibilities regarding the consideration and determination of executive compensation.

The P&O Committee:

- Recommends and approves, with the participation and concurrence of the other independent directors, the CEO's and the Executive Chairman's performance goals and compensation; neither the CEO nor the Executive Chairman plays any role in setting his own compensation;
- Reviews and approves the performance goals and compensation recommended by the Global Human Resources function of the Company and the CEO for other executive officers of the Company;
- References tally sheets that summarize all material components of compensation in reviewing and approving compensation for executive officers; and
- Approves the peer group companies that are used as a reference point in designing the Company's compensation programs and in setting compensation levels and that the Company's performance is reviewed against for purposes of making awards that are based on relative performance measures.

Role of the Independent Compensation Consultant

> The P&O Committee has engaged Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant. FW Cook is actively involved in advising the P&O Committee on compensation decisions.

FW Cook, as the P&O Committee's independent compensation consultant:

- Regularly reviews the Company's executive compensation programs with the P&O Committee;
- Advises the P&O Committee on the setting of target compensation levels, the design of the Company's variable incentive plans and the setting of performance goals;
- Helps the P&O Committee ensure there is a strong positive relationship between earned compensation and performance, as measured by operating results and changes in shareholder value;
- Provides observations and recommendations about the peer group companies that are used as a reference point in designing the Company's compensation programs and in setting compensation levels and that the Company's performance is reviewed against for purposes of making awards that are based on relative performance measures; and
- Informs the P&O Committee of emerging trends and best practices in executive compensation design and related regulatory developments.

2019 CEO Transition

In February 2019, the Board elected Mr. Wallace President and CEO and elected Mr. Cook, who had served as CEO since 2007, Executive Chairman, in both cases effective April 2, 2019.

In connection with this transition, the P&O Committee worked with FW Cook to determine the appropriate target level of direct compensation for Mr. Wallace to reflect his new role. Following this review, which took into account Colgate's compensation philosophy, competitive data from the Comparison Group and market trends, the P&O Committee determined in March 2019 to set Mr. Wallace's overall target direct compensation (salary and annual and long-term incentives) for 2019 between the 25th percentile and the median of the Comparison Group, with the possibility of above-target compensation based on superior performance and below-target compensation if performance fell below expectations. The P&O Committee also determined to have the variable portion of Mr. Wallace's target direct compensation represent a larger portion of his compensation as compared with the other Named Officers to ensure his compensation is strongly tied to Company performance. In making these determinations, the P&O Committee worked together with the other independent directors of the Board.

In light of these determinations, in March 2019 the P&O Committee set Mr. Wallace's target direct compensation at $10,000,000. The P&O Committee increased Mr. Wallace's salary in connection with his promotion, effective April 2, 2019, from $950,000 to $1,250,000, increased his target annual bonus award opportunity, effective April 2, 2019, from 100% to 160% of his base salary, increased the guideline value of his stock option award from $1,250,000 to $3,375,000 and granted him a target award under the Company's new Growth Performance Plan of 50,943 PBRSUs in March 2019 for the 2019-2021 performance cycle. The actual payout from this target Growth Performance Plan award will depend upon achievement of the performance goals established by the P&O Committee for the 2019-2021 performance cycle. In addition, consistent with the terms of the Company's legacy Long-Term Global Growth Program, the P&O Committee increased Mr. Wallace's target long-term incentive restricted stock unit award opportunities under the Long-Term Global Growth Program for the 2017-2019 and 2018-2020 performance cycles from $1,250,000 to $3,375,000.

In March 2019 the P&O Committee, in consultation with the other independent directors of the Board, also approved compensatory arrangements for Mr. Cook in his new role as Executive Chairman. Effective April 2, 2019, Mr. Cook's total long-term incentive award opportunity was reduced from $9,250,000 to $3,610,000, which opportunity was to be paid in the form of stock options granted in September 2019 in accordance with the Company's regular grant procedures. Mr. Cook did not receive a target PBRSU award under the Growth Performance Plan in 2019, his annual salary remained at $1,400,000 and his target annual bonus award opportunity remained at 160% of his base salary. The P&O Committee determined these arrangements were appropriate given Mr. Cook's new role and his continued active leadership and engagement with management and the Board.

Comparison Group

The Company uses comparative compensation data from a group of other leading companies, referred to in this CD&A as the "Comparison Group," as a point of reference in designing its compensation programs and in setting compensation levels. The P&O Committee does not use this comparative data as the determinative factor in setting compensation levels but rather as a single component in its effort to verify that the Company's compensation programs are reasonable and competitive in light of compensation levels at similarly situated companies. The P&O Committee also reviews the Company's performance against the Comparison Group for purposes of making awards that are based on relative performance measures, including the long-term incentive awards granted under the new Growth Performance Plan and the legacy Long-Term Global Growth Program.

The Comparison Group is selected to include companies of similar size and complexity to the Company (including the Company's substantial international operations) and to represent both the market for executive talent in which the Company competes as well as the Company's peer companies from a performance and investment perspective. It is comprised primarily of fast-moving consumer goods companies with product portfolios consisting of globally recognized brands that are similarly situated to the Company in terms of overall size or performance against relevant measures. The Company's revenues and market capitalization are at the 30th and 53rd percentiles, respectively, of the Comparison Group.

The companies comprising the Comparison Group are approved by the P&O Committee after taking into account observations and recommendations of management and FW Cook.

For 2019, the P&O Committee determined not to make any changes to the Comparison Group, so it remained unchanged from 2018 and consisted of the following 15 companies:

COMPARISON GROUP

- Campbell Soup Company
- The Clorox Company
- The Coca-Cola Company
- Conagra Brands, Inc.
- The Estée Lauder Companies Inc.
- General Mills, Inc.
- Johnson & Johnson
- Kellogg Company
- Kimberly-Clark Corporation
- The Kraft Heinz Company
- Mondēlez International, Inc.
- PepsiCo, Inc.
- The Procter & Gamble Company
- Reckitt Benckiser Group plc
- Unilever N.V.

Compensation data are collected for these companies for all of the Company's three primary compensation components (base salary, annual incentive pay and long-term incentive pay), both individually and in the aggregate, as well as for indirect compensation elements such as perquisites and retirement benefits.

The Company's adjusted net income growth, adjusted earnings-per-share growth, total shareholder return, net sales growth, organic sales growth, return on sales, operating cash flow as a percentage of sales, return on invested capital and CEO total direct compensation relative to the Comparison Group in 2019 were as follows:



COLGATE 2019 PERFORMANCE RELATIVE TO COMPARISON GROUP*
(%)

* Adjusted net income growth, adjusted earnings-per-share growth and organic sales growth reflect the adjustments described in Annex A to Colgate's net income, earnings per share and net sales growth, respectively, and comparable adjustments to peer companies' net income, earnings per share and net sales growth.

Compensation Components

Compensation Mix

Colgate's executive compensation programs consist of the following three primary components:

Base salary	Annual incentives	Long-term incentives
	Payable in the form of cash bonuses	Payable in the form of stock options and PBRSUs

In allocating target compensation among these three components, the P&O Committee seeks to provide reasonable and competitive levels of fixed compensation (i.e., salary), while emphasizing performance-based compensation that varies based on overall Company or business unit performance and/or the performance of the Company's Common Stock. Accordingly, as the following chart illustrates, base salaries for the Named Officers other than Mr. Wallace and Mr. Cook represented approximately 25% of the three compensation components noted above, and incentive compensation, consisting of annual and long-term, represented approximately 75% at target, while the base salary for Mr. Wallace represented 13% of the three components noted above and incentive compensation represented 87% at target. The target compensation mix for Mr. Wallace reflects the P&O Committee's belief that a larger portion of his compensation should be variable and tied to the Company's financial and stock price performance. As discussed above, Mr. Cook's target compensation mix differs from the other Named Officers due to the unique nature of his role.



NAMED OFFICERS' TARGET COMPENSATION MIX
(%)

■ Long-Term Incentives ■ Annual Incentives ■ Base Salary

The target mix between annual incentive pay and long-term incentives is determined based on competitive practice and Colgate's desire to focus, first, on long-term performance and shareholder value and, second, on annual performance. Within the long-term incentive category, the Named Officers other than Mr. Cook are eligible to receive a mix of stock options and PBRSUs because the two types of awards serve different but complementary purposes. Stock options provide value only to the extent that the Company's stock price appreciates, thereby providing an effective link to changes in shareholder value that aligns the interests of stockholders and executives. PBRSUs provide value based on both the Company's long-term performance relative to its objectives and an increase in shareholder value, creating a strong link between compensation and the achievement of the Company's long-term financial goals and its performance relative to peers. The Company's compensation philosophy and competitive practice also drive determinations about total target compensation levels for the Named Officers.

In addition to the three primary components of compensation discussed above, the Company provides its executive officers, including the Named Officers, with limited perquisites that represent approximately 2% or less of the total compensation for each Named Officer shown in the Summary Compensation Table, not including international assignment benefits. For the Named Officers, such perquisites consist primarily of an annual allowance of up to $11,500 to be used for legal, financial or tax counseling, an annual physical exam and, in the case of Messrs. Cook and Wallace, the use of a Company car and driver. The Company implemented the allowance plan, which is available to approximately 700 employees with allowance amounts varying based on salary grade level, over 25 years ago to ensure uniformity of treatment for all executives regarding perquisites. For more information on perquisites provided to the Named Officers in 2019, see note 6 to the Summary Compensation Table. Any personal income taxes due as a result of these perquisites, other than international assignment benefits, are the responsibility of the Named Officers.

The compensation and benefits payable to the Named Officers in the event of retirement, severance and change in control are described on pages 49 to 52 and 53 to 58. The Company's retirement programs are designed to provide the Company's long-serving, retiring employees with competitive replacement income based on then-prevailing market practice. The Named Officers participate in the same retirement programs that are available to other U.S. employees, with supplemental benefits provided to make up for benefits under certain plans that cannot be provided as a result of the application of certain limits under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Mr. Cook's pension benefit is calculated based on a formula available to salaried employees who were employed by the Company on June 30, 1989 and made a one-time election to participate in a final average earnings formula as described in "Retirement Plans," limited by application of the cap also described in "Retirement Plans." Pension benefits for Ms. Parameswaran and Messrs. Tsourapas and Wallace are determined under the PRA formula as described in "Retirement Plans." Ms. Daniels and Mr. Jakobsen are not participants in the Colgate-Palmolive Company Employees' Retirement Income Plan described in "Retirement Plans" and instead participate only in the Company's defined contribution plans. The Company's severance program is designed to provide participants with reasonable compensation if their employment is terminated in the event of a change in control or at the Company's convenience. The potential payments and benefits under these various programs did not influence the decisions discussed in the balance of this CD&A regarding the setting of salary, annual incentives and long-term incentives for the Named Officers since these programs serve very different purposes.

Base Salary

Base salaries for the Named Officers and all other employees are based on established salary ranges for each grade level. The CEO's and the Executive Chairman's salaries are set independently by the P&O Committee, without the involvement of the CEO or the Executive Chairman. The P&O Committee reviews salaries for the other Named Officers based on recommendations from the Global Human Resources function and the CEO in accordance with the established salary ranges and the guidelines described below.

Since base salaries are designed to provide a reasonable, competitive level of fixed compensation, the mid-point of each salary range is set at the median pay level for similar jobs at companies in the Comparison Group. Salaries above the median are available for key contributors to the success of the Company and long-tenured exceptional performers. Setting salaries in the median range or above mitigates pressure that might otherwise exist to support short-term focused or higher-risk business strategies if fixed compensation were set materially below market rates.

Decisions regarding where in the range a particular individual's salary should be and whether his or her salary should be increased during the year are based on the following factors:

- Colgate's annual salary budget guidelines;
- Company or business unit performance, as applicable;
- Assumption of new responsibilities;
- Data from the Comparison Group; and

- Individual performance, elements of which include:
  - the individual's ability to translate the Company's key priorities into specific strategies applicable to his or her function, to communicate those strategies clearly and effectively and, working with his or her team, to deliver results against those strategies to help the Company achieve its performance objectives and strategic initiatives; and
  - other performance measures, such as the successful launch of innovative new products, increases in market share of Colgate products, geographic expansion and increases in productivity.

The Named Officers are experienced executives, most of them with long tenure at the Company. In 2019, salaries for the Named Officers other than Mr. Cook and Mr. Wallace ranged between approximately the 45th and 69th percentiles of salaries for similar jobs in the Comparison Group based on the most recent data available to the Company. Mr. Wallace's salary is between the 25th percentile and the median for CEOs in the Comparison Group. Each of the Named Officers except for Mr. Cook received a promotion during 2019. The increases in their salaries in 2019 were the result of these promotions and, in the case of Ms. Parameswaran and Messrs. Tsourapas and Wallace, the assumption of new responsibilities.

Annual Incentives

Award Opportunities

Annual incentive awards are awarded under stockholder-approved plans. Cash bonuses are designed to reward performance over a one-year period against one or more pre-established performance measures set by the P&O Committee at the beginning of the year. Awards are determined by the P&O Committee based on audited financial results available early in the following year based on achievement against the designated goals. In addition, the P&O Committee has discretion to adjust calculated awards upward or downward, subject to award limits established by the P&O Committee at the time the performance measures were set.

Executives, including the Named Officers, are each assigned a bonus award opportunity, which is based on salary grade level, expressed as a percentage of base salary and generally set at or below the median of the Comparison Group. Assigned award opportunities are established for the Named Officers to ensure that the portion of their annual cash compensation (i.e., salary plus cash bonus) that is based on performance is larger than for other employees, given their increased level of responsibility. This is intended to ensure that the executives who are most responsible for managing the Company and establishing its strategic plan are held most accountable to stockholders. For 2019, the Named Officers' assigned award opportunities and award maximums, which are equal to 200% of the assigned award opportunities, were as follows:

	Assigned Award Opportunity*	Maximum Award Opportunity*
Ian Cook	160% of base salary	320% of base salary
Noel R. Wallace	145% of base salary	290% of base salary
Henning I. Jakobsen	73.75% of base salary	147.5% of base salary
Jennifer M. Daniels	68.75% of base salary	137.5% of base salary
Prabha Parameswaran	64.17% of base salary	128.33% of base salary
Panagiotis Tsourapas	67.08% of base salary	134.17% of base salary

* For all the Named Officers except Mr. Cook, the assigned award opportunities shown in this table reflect a blended rate for full year 2019 as a result of the increase to their respective assigned award opportunities each received at the time of their mid-year promotions.

The P&O Committee elected to increase the maximum award opportunities from 150% to 200% of the assigned award opportunities in 2019 based on a review of market practice. The annual cash bonuses for 2019 for all of the Named Officers were subject to a 10% downward adjustment if certain key global ethics and compliance objectives were not met. These ethics and compliance objectives were achieved in 2019 and therefore no downward adjustment was applied.

Performance Measures and Bonus Payouts

Named Officers with Corporate-Wide Responsibilities
All of the Named Officers, including the CEO and the Executive Chairman, had corporate-wide responsibilities during 2019. For Ms. Parameswaran and Mr. Tsourapas, who were each promoted to roles with corporate-wide responsibilities effective August 1, 2019, a portion of their annual cash bonuses was based on divisional goals, as described below, and a portion was based on corporate goals, consistent with the other Named Officers.

The performance measures used for the 2019 annual cash bonuses for the Named Officers with corporate-wide responsibilities were Base Business Earnings Per Share and organic sales growth, in each case as reported in the Company's 2019 financial results. Prior to 2019, organic sales growth was included in the annual incentive program as a modifier rather than a primary performance measure. In 2019, the Company determined to make organic sales growth a primary performance measure for annual cash bonuses to drive the Company's growth strategy and reflect the underlying momentum of the Company's business. The earnings-per-share measure was selected to create a strong focus on the Company's overall profit goal and its underlying drivers of sales, cost control and financial efficiency. Prior to 2019, Free Cash Flow Productivity was also a performance measure used in the annual incentive program. In 2019, the Company decided that the Free Cash Flow Productivity measure should be included in the long-term rather than the annual incentive program because it is more relevant to long-term performance.

The earnings-per-share measure is adjusted for the effects of the following, as applicable: accounting changes, restructuring charges, gains or losses on the sales of businesses and certain other unusual, non-recurring items. The purpose of the adjustments is to ensure that the measurement of performance reflects factors that management can directly control and that payout levels are not impacted by factors unrelated to the ongoing operation of the business. These adjustments are consistent with the presentation in Colgate's public filings in which the impact of these items is discussed separately.

The P&O Committee established targets in March 2019 consistent with the Company's publicly announced guidance for 2019 and based on the Company's 2019 business strategy to accelerate organic sales growth through investment behind its brands, strong innovation, pursuing adjacent categories and channel and market expansion. Given the economic and market conditions at the time the targets for the annual bonus award were set, the goals were designed to be challenging but achievable, with payout levels intended to encourage strong, focused performance. The 2019 earnings-per-share target was set below the 2018 earnings-per-share target and outcome in alignment with the Company's publicly announced earnings-per-share goal for 2019, which as discussed earlier in this CD&A also represented a decline relative to 2018 as the Company planned to increase investment behind its brands to drive acceleration in organic sales growth. The Company takes into account the budget for its share repurchase program when setting its earnings-per-share targets, and no decisions about share repurchase plans are tied to an attempt to influence compensation results.

In 2019, the performance required to receive threshold, target and maximum payouts for each of those two components, and the payout relative to the Comparison Group that performance at each level would represent for the Named Officers, were as follows:

	Weight	Threshold	Target	Maximum
Base Business Earnings Per Share	50%		RESULT $2.83	
		$2.72	$2.80	$3.05
Organic Sales Growth	50%		RESULT 4.0%	
		1%	3%	5%
Payout Relative to the Comparison Group		Lowest percentile	12th to 41st percentile	77th to 96th percentile

If Base Business Earnings Per Share was less than $2.72 or organic sales growth was less than 1%, no annual bonus would be paid with respect to that component. To the extent performance on either performance measure fell between two applicable values, the applicable payout percentage would be interpolated on a linear basis.

Colgate's Base Business Earnings Per Share was $2.83 and organic sales growth was 4.0% in 2019 and, consequently, the P&O Committee approved bonus awards for the Named Officers at 131.0% of the assigned award opportunities (in the case of Ms. Parameswaran and Mr. Tsourapas, applicable only for the portion of the year they served in roles with corporate-wide responsibilities as described above).

Named Officers with Divisional Responsibilities
The performance measures used for the 2019 annual cash bonuses for the Named Officers with divisional responsibilities were organic sales growth, weighted 60%, and net profit after tax excluding businesses acquired during 2019 and certain other items ("NPAT"), weighted 40%. These measures were chosen because the Company believes that together they reflect the underlying momentum of the business unit and its ability to return value to stockholders. Until

August 1, 2019, Ms. Parameswaran was President, Colgate – Europe and Mr. Tsourapas was President, Colgate – Latin America. Based on the Company's 2019 business strategy for Europe and Latin America, the performance required to receive threshold, target and maximum payouts for each of the two components were as follows:

	Threshold		Target		Maximum	
	Organic Sales Growth	NPAT	Organic Sales Growth	NPAT	Organic Sales Growth	NPAT
Europe	-0.9%	$519.6 million	1.1%	$545.6 million	3.1%	$582.0 million
Latin America	2.3%	$737.3 million	4.4%	$774.2 million	6.5%	$825.8 million

For Europe organic sales growth was 0.4% and NPAT was $537.9 million in 2019, and for Latin America organic sales growth was 6.8% and NPAT was $750.8 million in 2019. Accordingly, the formula-driven award for the divisional portion of the bonus for Ms. Parameswaran was 83.5% of her assigned award opportunity and for Mr. Tsourapas was 147.2% of his assigned award opportunity. Combining the divisional and corporate portions, the P&O Committee approved bonus awards for Ms. Parameswaran and Mr. Tsourapas at 105.1% and 140.2% of their assigned award opportunities, respectively.

The annual cash bonus for Mr. Jakobsen equaled 96.6% of salary, for Ms. Daniels equaled 90.0% of salary, for Ms. Parameswaran equaled 67.4% of salary and for Mr. Tsourapas equaled 94.0% of salary. These awards were paid at approximately the 13th to the 56th percentile of annual bonuses for comparable jobs in the Comparison Group, based on the most recent data available to the Company. Mr. Wallace earned an annual cash bonus equal to 190% of salary, which represented a payout at approximately the 57th percentile of annual bonuses for CEOs in the Comparison Group based on the most recent data available to the Company, and Mr. Cook earned an annual cash bonus equal to 209.6% of salary.

Long-term Incentives

Overview

Colgate's long-term incentive compensation is designed to focus the Named Officers and other Colgate executives on increasing shareholder value and to reward their contribution to the long-term growth and performance of the Company. Colgate uses two types of long-term incentives for the Named Officers, both paid in the form of equity: stock options and PBRSUs. Stock options and PBRSUs are used to balance and support the key principles discussed on page 30. Because their value is solely dependent on appreciation in stock price, stock options strongly support the objectives of ensuring that pay is aligned with changes in shareholder value and creating commonality of interest between the Named Officers and stockholders. The use of PBRSUs ensures that the amount of long-term incentive compensation granted is tied directly to both increases in shareholder value and the achievement of critically important multi-year performance objectives. Due to the multi-year earning and/or vesting requirements, all of Colgate's long-term incentives support the goal of retaining the Named Officers and other key executives.

Consistent with Colgate's longstanding practice of encouraging stock ownership throughout the organization to reward employees for the long-term value they create and to align management and stockholder interests, long-term equity grants are the largest component of target direct compensation for the Named Officers. With the exception of Mr. Wallace, whose long-term incentives were targeted below the median for CEOs in the Comparison Group in 2019 given his recent appointment, following a review of the practices of the Comparison Group, long-term incentives are targeted at the median of the Comparison Group, with above-median awards available based on superior performance and below-median awards available based on performance below expectations.

In 2019, Colgate's annual stock option and restricted stock unit utilization for all awards was 0.74% of outstanding stock, placing it at the 57th percentile of the Comparison Group based on available market data. Because Colgate uses a mix of long-term incentives that is weighted more heavily toward stock options than full-value awards as compared with the companies in the Comparison Group, its utilization rate will generally be above the median of the Comparison Group.

Equity Grant Process and Policies

The Company makes annual equity awards at the same predetermined times each year, at regularly scheduled P&O Committee meetings in the first and third quarters. Equity awards for new hires or newly promoted employees or special awards for recognition or retention purposes are generally made on a monthly basis. The grant date of any award is no earlier than the date on which such award is approved, and the grant price of any award is never less than the closing price of the Company's Common Stock on the date of grant. All awards are granted under stockholder-approved plans.

Stock Options

Overview

The number of stock options granted to individual executives is determined based on guidelines set for each salary grade level. Established annually, the stock option guidelines are determined based on a review of market data and share usage. Actual awards may vary from such guidelines based on a qualitative assessment of factors similar to those used to determine salary, including each individual's performance, the performance of the business unit or function for which they are responsible and the assumption of new job responsibilities. (See discussion of salary beginning on page 34.) As with other compensation decisions, in the case of the CEO and the Executive Chairman, the P&O Committee makes such assessment with the participation and concurrence of the other independent directors of the Board and considering advice from its independent consultant, FW Cook. In the case of the other Named Officers, the P&O Committee reviews and approves awards taking into account the recommendations of the Global Human Resources function and the CEO.

Stock Option Grants

During 2019, stock option grants to Messrs. Wallace and Jakobsen were at the Company's guideline award level. The stock option awards for Mses. Daniels and Parameswaran and Mr. Tsourapas were each 20% below the guideline award level due to their mid-year promotions. Mr. Cook's stock option award was 26% below the guideline award level due to the mid-year change in his role. See column (j) of the Grants of Plan-Based Awards Table for the number of stock options granted to the Named Officers in 2019. Mr. Wallace's award for 2019 was 322,042 options, consistent with the pre-established guideline as noted above.

Stock Option Terms

For all of the Named Officers, the stock options vest in equal annual installments over three years, the exercise price of the stock options is equal to the closing price of the Company's Common Stock on the date of grant and, starting with stock options granted in 2019, the term of the stock options is eight years to better align with market practice. Stock options granted prior to 2019 had a term of six years. Unvested stock options are forfeited if the recipient terminates his or her employment with the Company, other than through retirement, death or disability. For more information regarding the effect of various types of termination of employment on the vesting of outstanding equity awards, including stock options, see pages 55 to 56.

Performance-Based Restricted Stock Unit Awards

As described earlier in the CD&A on page 27, the Company is evolving its long-term incentive program to focus on the Company's performance relative to its peers and to align with market practice regarding grant timing. Due to the transition, and as described in greater detail below, the Named Officers had two performance-based award opportunities relevant to 2019, one for the 2017-2019 performance cycle under the legacy Long-Term Global Growth Program and one for the 2019-2021 performance cycle under the new Growth Performance Plan. As discussed below, no restricted stock units were granted under the Long-Term Global Growth Program following completion of the 2017-2019 performance cycle, and the actual payout from the PBRSUs granted under the Growth Performance Plan in March 2019 will be determined in 2022 based on the Company's performance against the pre-established performance goals over the 2019-2021 performance cycle.

Growth Performance Plan

Awards

Under the Company's new long-term incentive program, the Growth Performance Plan, beginning with the 2019-2021 performance cycle, executives, including the Named Officers, receive PBRSUs at the beginning of each three-year performance cycle.

Each year, at the beginning of a three-year performance cycle, the P&O Committee approves a set of performance goals and a target award expressed in dollars, which is converted into PBRSUs by dividing the dollar value by the price of the Company's Common Stock on the grant date. The number of PBRSUs that are earned and vest at the end of the performance period will be determined based on Company performance against the pre-established performance goals. The PBRSUs will vest, to the extent earned, following the conclusion of the three-year performance period when actual performance is known and certified by the P&O Committee and shares of Common Stock are delivered in respect of the earned PBRSUs following vesting. In addition, the P&O Committee has discretion to adjust earned awards upward or downward, subject to award limits established by the P&O Committee at the time the performance measures were set.

For the 2019-2021 performance cycle, Mr. Wallace's target award was 50,943 PBRSUs and the target awards for the other Named Officers (other than Mr. Cook) ranged from 8,622 PBRSUs to 13,209 PBRSUs. Given his change in role, Mr. Cook did not receive a PBRSU award for the 2019-2021 performance cycle. Depending upon performance against the pre-established measures discussed below, including the modifier based on total shareholder return relative to peers, the number of PBRSUS that can be earned ranges from zero, if performance falls below a certain level, to a maximum of 250% of the target number of PBRSUs. The actual value of the payout from the award will depend upon achievement of the performance goals as well as the price of the Company's Common Stock at the time of vesting.

Performance Measures

The performance measures used for the 2019-2021 performance cycle are described below.

Performance Measure	Weight	Threshold	Target	Maximum
Average organic sales growth relative to the Comparison Group over the three-year performance period	40%	25th Percentile	50th Percentile	Highest Percentile
Average Base Business Net Income growth relative to the Comparison Group over the three-year performance period[1]	40%	25th Percentile	50th Percentile	Highest Percentile
Average Free Cash Flow Productivity over the three-year performance period[2]	20%	75%	90%	105%

[1] The Company adjusts net income in its audited financial statements for the effects of the following, as applicable: accounting changes, restructuring charges, gains or losses on the sales of the businesses and certain other unusual, non-recurring items. For purposes of this Proxy Statement, this is referred to as "Base Business Net Income." Comparable adjustments are also made to net income of the companies in the Comparison Group for purposes of determining relative performance.

[2] "Free Cash Flow Productivity" is defined as free cash flow before dividends as a percentage of net income including non-controlling interests, in each case as reported in the Company's audited financial results. Free cash flow before dividends is defined by the Company as net cash provided by operations less capital expenditures.

If performance on any of the performance measures is below the threshold level, no PBRSUs would be earned with respect to that component. To the extent performance on any of the performance measures falls between two applicable values, the applicable payout percentage would be interpolated on a linear basis.

These measures were chosen based on the Company's view that together they will drive sustainable profitable growth while reflecting the underlying momentum and strong fundamentals of the Company's business and its ability to generate cash to satisfy current and future obligations, reinvest in business-building activities and return value to stockholders. The measures are primarily based on the Company's performance relative to peers to ensure focus on delivering peer-leading performance, no matter the marketplace conditions.

If awards for the 2019-2021 performance cycle were to vest solely based on performance achieved through December 31, 2019, payout would be between the threshold and target levels. Performance over the remaining two years of the performance period will determine the actual number of shares earned, if any.

The Growth Performance Plan also includes a total shareholder return modifier to further link awards to creation of shareholder value and hold management accountable for outperforming peers. The number of PBRSUs earned following completion of the 2019-2021 performance cycle will increase or decrease by up to 25% based on the Company's total shareholder return, defined as stock price appreciation plus dividends paid, relative to the Comparison Group over the same three-year period, as follows:

Company's TSR Relative to Comparison Group	Award Modifier
≥75th percentile	+25%
60th percentile	+15%
50th percentile	0
40th percentile	-15%
≤25th percentile	-25%

To the extent the Company's total shareholder return relative to the Comparison Group falls between two applicable values, the total shareholder return modifier would be interpolated on a linear basis. In addition, in the event the Company's total shareholder return over the performance period is negative, no participant would be eligible to earn more than the target number of PBRSUs, even if the Company's performance on the other performance measures would otherwise entitle them to a higher payout.

PBRSU Terms

To the extent earned, the PBRSUs granted under the Growth Performance Plan vest upon certification of the performance results in February of the year following completion of the performance period (in 2022 for the 2019-2021 performance cycle) and are distributed as shares of Common Stock as soon as administratively practicable thereafter. Awards are forfeited if the recipient terminates his or her employment with the Company, other than through retirement, death or disability, prior to the end of the performance period. If a recipient retires, dies or becomes disabled during the performance period (provided he or she remained employed for at least the first six months of the performance period), he or she is eligible to earn PBRSUs on a pro rata basis at the conclusion of the performance period reflecting the proportion of the performance period for which he or she was employed. For more information regarding the effect of various types of termination on the vesting of outstanding equity awards, including PBRSUs, see pages 55 to 56. Recipients of PBRSUs do not have voting rights or the right to receive dividends until they are distributed as shares of Common Stock.

Long-Term Global Growth Program

Award Opportunities

Under the Company's legacy long-term incentive program, the Long-Term Global Growth Program, the P&O Committee approved a set of performance goals and assigned each Named Officer a restricted stock unit award opportunity expressed in dollars in March 2017 at the beginning of the 2017-2019 performance cycle. As described on page 32, Mr. Wallace's assigned award opportunity was increased to $3,375,000 in connection with his promotion to President and CEO. The assigned award opportunity for the other Named Officers (other than Mr. Cook) ranged from $727,000 to $825,500. Mr. Cook's assigned award opportunity was $4,208,000. At the conclusion of the three-year cycle, actual performance was measured against the pre-established performance goals to determine the award value (if any), which, to the extent earned, would be calculated in dollars and then converted into restricted stock units by dividing the dollar value by the stock price on the grant date. Depending upon performance against the pre-established measures discussed below, including the measure based on total shareholder return relative to peers, actual award payouts ranged from zero, if performance fell below a certain level, to a maximum of two times the assigned award opportunity. The P&O Committee had discretion to adjust calculated awards upward or downward, subject to award limits established by the P&O Committee at the time the performance measures were set.

The award opportunities were designed using a pooling method, which facilitated compliance with the requirements of Section 162(m) of the Internal Revenue Code at the time the award opportunities were established in March 2017. The 2017-2019 Long-Term Global Growth Program pool was funded with an amount equal to 1.5% of the Company's 2019 adjusted net income. Pre-established procedures required the adjustment of the net income measure for the effects of the following, as applicable: restructuring charges, gains or losses on the sales of businesses and certain other unusual, non-recurring items. This practice is generally consistent with the presentation in Colgate's public filings, in which the impact of these items is discussed separately. Adjusted net income for 2019 for purposes of the Long-Term Global Growth Program pool excludes charges resulting from the Company's Global Growth and Efficiency Program, remeasurements as a result of changes in the U.S. dollar and the Argentine peso exchange rate and certain litigation matters, acquisition-related costs and benefits related to a value-added tax matter in Brazil and Swiss income tax reform.

Each Named Officer was allocated a portion of the Long-Term Global Growth Program pool, applying a percentage established by the P&O Committee at the beginning of the performance period, from which the P&O Committee would grant individual awards to each Named Officer upon conclusion of the performance cycle. The P&O Committee had discretion to reduce, but not to increase, long-term incentive awards from this level. The P&O Committee determined actual individual long-term incentive awards based on pre-established performance measures, which, based on 2017-2019 performance, resulted in no awards being paid, as described below.

Performance Measures and Award Payouts

The performance measures used for the 2017-2019 performance cycle were compounded annual growth in organic sales and Currency Neutral Earnings Per Share (as defined below), weighted equally, over the three-year measurement period. The two measures of organic sales growth and currency-neutral earnings-per-share growth were chosen in March 2017 based on the Company's view that together they reflect the underlying momentum and strong fundamentals of the Company's business and its ability to generate funds to reinvest in business-building activities and return value to stockholders. Currency-neutral measures were selected for the long-term incentive award program to create a strong focus on driving local growth and profitability despite potential currency fluctuations, which can be difficult to forecast multiple years in advance and are largely outside the control of those running the business day-to-day.

"Currency Neutral Earnings Per Share" for each year in the 2017-2019 performance cycle was calculated by adjusting Base Business Earning Per Share for each year (in each case, as reported in the company's financial results for that year) to eliminate the impact of period-over-period changes in foreign exchange rates in the translation of local currency results into United States dollars by translating 2019, 2018 and 2017 local currency quarterly results into United States dollars using average rates of foreign exchange for the comparable quarter in 2018, 2017 and 2016, respectively, and aggregating the results for each quarter. Currency Neutral Earnings Per Share growth for each year is calculated as the percentage increase in Currency Neutral Earnings Per Share versus adjusted earnings per share on a dollar basis for the preceding year.

A *"Profitable Growth Matrix,"* approved by the P&O Committee in March 2017, set forth the percentage of the assigned award opportunity that would be paid for various levels of compounded annual growth in organic sales and Currency Neutral Earnings Per Share over the 2017-2019 performance cycle. The payout levels reflected in the Profitable Growth Matrix were selected to support the organic sales and currency-neutral earnings-per-share goals that the Company set for itself in its multi-year strategic plan.

A condensed version of the Profitable Growth Matrix showing the percentage of the assigned award opportunity that would be paid for performance at various levels for each of those two measures, including the threshold, target and maximum, is shown to the right.

2017-2019 PROFITABLE GROWTH MATRIX (CONDENSED)

Currency Neutral Earnings Per Share Growth (CAGR)	Organic Sales Growth (CAGR)				
	0%	**2%**	**4%**	**6%**	**7%**
4%	0	25	55	85	100
5%	10	40	70	100	115
7%	40	70	100	130	145
9%	70	100	130	160	175
11%	100	130	160	175	175

For the 2017-2019 performance cycle, compounded annual growth in organic sales was 1.9% and compounded annual growth in Currency Neutral Earnings Per Share was 1.5%, which **resulted in a payout of 0%** based on the Profitable Growth Matrix.

The Named Officers were also eligible to receive an increase in the number of performance-based restricted stock units awarded based on total shareholder return relative to peers over the same three-year period, which added a relative performance measure. If the Company's total shareholder return during the period was in the top third when compared with the total shareholder return of the companies in the Comparison Group, additional performance-based restricted stock units equal in value to 25% of an individual's assigned award opportunity would be granted. For the 2017-2019 cycle, the Company's total shareholder return of 13.0% was not in the top third when compared to the Comparison Group, so the Named Officers did not receive any additional performance-based restricted stock units.

Given the Company's performance in terms of compounded annual growth in organic sales and Currency Neutral Earnings Per Share and total shareholder return for the 2017-2019 performance cycle, as set forth above, the Named Officers did not receive restricted stock unit awards for the 2017-2019 performance cycle.

Restricted Stock Unit Terms

To the extent earned, the restricted stock units granted under the Long-Term Global Growth Program vest and are distributed as shares of Common Stock three years from the date of the award, as illustrated by the below graphic.

SIX YEAR LONG-TERM GLOBAL GROWTH PROGRAM TIMELINE


RSUs Grant Date
RSUs Vest Date
Three-Year Performance Period
Three-Year Vesting Period
YEAR 0
1
2
3
4
5
6
YEAR 6

Awards are forfeited if the recipient terminates his or her employment with the Company, other than through retirement, death or disability, prior to the end of the three-year vesting period. For more information regarding the effect of various types of termination on the vesting of outstanding equity awards, including restricted stock unit awards, see pages 55 to 56. Recipients of restricted stock unit awards do not have voting rights or receive dividends until the awards vest. During the three-year vesting period, when the performance goals for the applicable measurement cycle have been met, even though the award is subject to a further vesting requirement, dividend equivalents in the form of additional restricted stock units accrue at the same rate that dividends are paid on the Company's Common Stock, to be distributed as shares together with the underlying award.

Compensation Governance Features

Stock Ownership Guidelines

To further align the interests of the Company's officers with those of its stockholders and ensure a long-term perspective, the Board has established minimum stock ownership guidelines for members of senior management. The CEO is required to own Colgate stock equal in value to eight times his annual salary, and the other Named Officers must hold Colgate stock in amounts equal to four times their annual salaries. Other senior managers of the Company are subject to ownership requirements of one or two times their annual salaries. Executives have five years from their initial promotion into an eligible position to achieve required ownership levels. Compliance with these guidelines is evaluated on an annual basis. All of the Named Officers are in compliance with this policy.

Hedging and Pledging of Company Stock

Colgate's Board has adopted a policy that prohibits Colgate's directors, officers and employees who receive stock-based compensation from purchasing any financial instrument that is designed to hedge against or offset any decrease in the value of Colgate's stock, such as short sales and put and call options. The policy also strongly discourages all other employees from entering into such transactions. In addition, the Company prohibits Colgate's directors and officers from pledging Colgate stock. During 2019, all of the Named Officers were in compliance with both the anti-hedging and anti-pledging policies.

Clawback Policy

Colgate's Board has adopted a policy that permits Colgate to recoup cash and equity-based incentive awards made to an officer subject to the policy if the financial results on which such awards were based are subsequently restated and such officer's intentional misconduct contributed to the restatement.

Advisory Vote on Executive Compensation

The Company's executive compensation program received substantial stockholder support and was approved, on an advisory basis, by 92.3% of stockholders voting on the proposal at the 2019 Annual Meeting of Stockholders. Similar proposals have received at least 91.9% of votes in favor at every Annual Meeting of Stockholders since 2010. The P&O Committee believes that these continued strong results reflect the stockholders' support for the compensation decisions made by the P&O Committee for the Company's Named Officers. See **page 22** for information regarding the Company's stockholder engagement efforts on compensation and other matters.

Conclusion

In summary, the P&O Committee believes in aligning pay and performance. Thus, its approach to executive compensation is guided by the principle that executives should have the potential for increased compensation when performance objectives are exceeded, provided that compensation decreases if performance objectives are not met.

P&O Committee Report

The P&O Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis and, based on such review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019 and this Proxy Statement.

The foregoing P&O Committee report has been submitted by the members of the P&O Committee: Michael B. Polk (Chair), John T. Cahill, Helene D. Gayle, C. Martin Harris and Stephen I. Sadove.

Summary Compensation Table

The following table shows the compensation of the Company's current Chief Executive Officer, former Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers (the "Named Officers") for 2019, 2018 and 2017, as applicable.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)[1] (d)	Stock Awards ($)[2] (e)	Option Awards ($)[3] (f)	Non-Equity Incentive Plan Compensation ($)[4] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5] (h)	All Other Compensation ($)[6] (i)	Total ($) (j)
Ian Cook Executive Chairman and Former Chief Executive Officer[7]	2019	1,400,000	—	—	3,610,004	2,934,400	2,027,375	369,864	10,341,643
	2018	1,389,825	—	2,266,292	5,042,004	624,960	1,912,618	315,629	11,551,328
	2017	1,359,300	—	4,208,019	5,042,004	2,742,306	1,804,356	193,513	15,349,498
Noel R. Wallace President and Chief Executive Officer[8]	2019	1,175,000	—	3,423,370	3,375,000	2,374,375	39,720	441,200	10,828,665
	2018	891,085	—	425,540	1,000,007	229,158	33,386	227,214	2,806,390
	2017	820,533	—	876,010	825,508	783,340	33,877	166,363	3,505,631
Henning I. Jakobsen Chief Financial Officer	2019	801,250	—	887,645	875,007	797,053	—	120,525	3,481,480
	2018	662,979	—	215,797	727,059	132,386	—	134,662	1,872,883
Jennifer M. Daniels Chief Legal Officer and Secretary	2019	712,190	—	781,670	694,300	653,377	—	123,041	2,964,578
Prabha Parameswaran Group President, Global Innovation Group & Africa-Eurasia	2019	636,283	—	579,398	700,001	461,918	11,012	628,902	3,017,514
Panagiotis Tsourapas Group President, Latin America & Asia Pacific	2019	690,185	—	666,960	700,001	672,255	3,185	215,661	2,948,247

NOTES TO THE SUMMARY COMPENSATION TABLE

[1] **Bonus.** Cash bonuses are awarded based on specific pre-established performance measures and therefore are reported in column (g) under Non-Equity Incentive Plan Compensation.

[2] **Stock Awards.** For all the Named Officers except Mr. Cook, the amounts reported in this column for 2019 reflect the aggregate grant date fair value of PBRSUs granted to each of them in 2019 pursuant to the Company's new Growth Performance Plan under the stockholder-approved Colgate-Palmolive Company 2013 Incentive Compensation Plan (the "2013 Plan"). These PBRSUs will be earned and will vest in shares of Common Stock to the extent the pre-established performance measures are met over the 2019-2021 performance cycle. Given his change in role, Mr. Cook did not receive PBRSUs pursuant to the Growth Performance Plan. Since these awards are subject to future performance conditions, the aggregate values at the grant date reflected in this column for those awards were based on the probable outcome of those conditions at the grant date, consistent with applicable accounting guidance. For a description of how the aggregate grant date fair value of the PBRSUs was calculated, see Note 8 ("Capital Stock and Stock-Based Compensation Plans") to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 2019. The below table provides the aggregate value of these PBRSUs at the grant date at the threshold, target and maximum performance levels. The actual value of the PBRSUs at the time of payout will depend upon achievement of the performance measures as well as the price of the Company's Common Stock at the time of vesting.

Named Officer	2019-2021 PBRSUs Granted 3/14/19		
	Value at Threshold Level ($)[a]	Value at Target Level (Reported in Column (e) above) ($)[a]	Value at Maximum Level ($)[a]
Ian Cook	—	—	—
Noel R. Wallace	342,317	3,423,370	6,846,739
Henning I. Jakobsen	88,771	887,645	1,775,290
Jennifer M. Daniels	78,154	781,670	1,563,341
Prabha Parameswaran	57,926	579,398	1,158,797
Panagiotis Tsourapas	66,730	666,960	1,333,920

[a] The amount of shares earned at the conclusion of the 2019-2021 performance cycle will increase or decrease by up to 25% based on the Company's total shareholder return relative to the Comparison Group.

This column also reflects the aggregate grant date fair value of performance-based restricted stock unit awards made to the Named Officers pursuant to the Company's legacy long-term incentive program under the stockholder-approved 2013 Plan in the years reported based on one or more pre-established performance measures. Since the awards were granted in the year following the conclusion of the performance cycle, after results for the performance cycle were known, the amounts shown in this column for 2018 and 2017 reflect payouts for the performance cycles ending in 2017 and 2016, respectively. The value of these restricted stock unit awards is based on the fair market value of the Company's Common Stock on the date of grant. No amount is shown for 2019 under the legacy long-term incentive program for the performance cycle ending in 2018 because none was earned.

For more information regarding these awards and the programs under which they were made, including the terms and conditions and applicable performance measures, see pages 38 to 41 of the CD&A and the Grants of Plan-Based Awards Table.

[3] **Option Awards.** This column reflects the aggregate grant date fair value of stock option awards granted to each of the Named Officers in the years reported under the stockholder-approved 2019 Plan or stockholder-approved 2013 Plan, as applicable. The estimated value of stock options is calculated using the Black-Scholes model. For a description of the assumptions used to calculate the amounts, see Note 8 ("Capital Stock and Stock-Based Compensation Plans") to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 2019. For more information regarding these awards, including their terms and conditions, see page 38 of the CD&A and the Grants of Plan-Based Awards Table.

[4] **Non-Equity Incentive Plan Compensation.** This column reflects the cash bonuses earned by the Named Officers under the stockholder-approved 2019 Plan or stockholder-approved 2013 Plan, as applicable, based on one or more pre-established performance measures, as discussed more fully on pages 35 to 37 of the CD&A. These bonuses were awarded and paid after audited financial results for the years for which performance was measured were known early in the following year. For 2019, the performance measures were adjusted earnings per share and growth in organic sales. See the Grants of Plan-Based Awards Table for more information regarding 2019 bonuses.

[5] **Change in Pension Value.** This column reflects (i) the aggregate change in the actuarial present value of each Named Officer's accumulated benefit under the Colgate-Palmolive Company Employees' Retirement Income Plan (the "Retirement Plan") and the Colgate-Palmolive Company Supplemental Salaried Employees' Retirement Plan (the "Supplemental Retirement Plan") from December 31, 2018 to December 31, 2019, December 31, 2017 to December 31, 2018 and December 31, 2016 to December 31, 2017, as applicable; and (ii) for Mr. Wallace, above-market interest earned during those periods ($2,472 in 2019) under the Colgate-Palmolive Company Supplemental Savings and Investment Plan (the "Supplemental Savings & Investment Plan"), as described beginning on page 52. None of the Named Officers except Mr. Wallace earned above-market interest under the Supplemental Savings & Investment Plan. For Mr. Cook, whose Retirement Plan and Supplemental Retirement Plan benefits are calculated under the final average earnings formula discussed on page 50, the year-over-year actuarial present value changes are attributable to changes in the discount rate, compensation and mortality assumptions, limited by application of the cap described under "Retirement Plans." The discount rates used to determine the present value of the benefits as of December 31, 2019, December 31, 2018, December 31, 2017 and December 31, 2016 were 3.40%, 4.38%, 3.73% and 4.27%, respectively. For more information about the discount rate and how it is calculated, see "Critical Accounting Policies and Use of Estimates" and Note 10 ("Retirement Plans and Other Retiree Benefits") to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 2019. For Ms. Parameswaran and Messrs. Wallace and Tsourapas, whose Retirement Plan and Supplemental Retirement Plan benefits are calculated under the PRA formula discussed beginning on page 50, the year-over-year actuarial present value changes reflect additional interest credited to their plan accounts. Mr. Jakobsen and Ms. Daniels are not participants in the Retirement Plan or Supplemental Retirement Plan and instead participate only in the Company's defined contribution plans so no amounts are shown for either of them in this column.

[6] **All Other Compensation.** The amounts shown in this column are paid pursuant to programs available either to all U.S. employees generally or to a broad group of management employees, except as specifically noted in the footnotes below. The dollar amounts paid under each such program and the value of perquisites and other personal benefits granted to the Named Officers in 2019 were:

Named Officer	Company Contributions to Savings & Investment 401(k) Plan ($)[a]	Company Allocations to Supplemental Savings & Investment Plan ($)[b]	Value of Company-Paid Life Insurance Premiums ($)	Perquisites and Other Personal Benefits ($)[c]	Tax Equalization and Reimbursement ($)[d]
Ian Cook	19,600	174,085	2,550	173,629	—
Noel R. Wallace	43,400	187,659	2,540	207,601	—
Henning I. Jakobsen	33,600	73,152	1,594	12,179	—
Jennifer M. Daniels	30,800	78,888	1,853	11,500	—
Prabha Parameswaran	40,600	106,263	1,783	177,787	302,469
Panagiotis Tsourapas	40,600	124,798	2,013	23,503	24,747

[a] This column reflects Company contributions to the Named Officers' accounts under the Colgate-Palmolive Company Employees Savings and Investment Plan (the "Savings & Investment Plan"), a broad-based employee stock ownership and 401(k) plan available generally to all U.S. employees. Profit-sharing contributions are made in the form of shares of Common Stock. Company matching contributions are invested in the same form as employees' own contributions to the Savings & Investment Plan. Retirement contributions (which are made for all Named Officers except Mr. Cook) are invested in accordance with elections made by the employees. The amounts shown represent the value of such contributions at the time of allocation to the Named Officers' accounts.

[b] This column reflects Company allocations to the Supplemental Savings & Investment Plan, a plan available to U.S. employees who are not able to receive the full Company matching or retirement contributions under the Savings & Investment Plan due to the Internal Revenue Service ("IRS") limit on compensation. Amounts allocated by the Company to the Named Officers' and other employees' accounts under this plan are equal only to the amount of the Company matching and/or retirement contributions in excess of these IRS limits.

[c] This column consists of: (i) a predetermined annual allowance available to approximately 700 employees in amounts ranging from a maximum of $11,500 for senior executives, including the Named Officers, to $2,000 for junior executives; (ii) personal use of a car and driver for Messrs. Cook and Wallace; and (iii) annual physical exams for Messrs. Jakobsen and Wallace. For Ms. Parameswaran and Mr. Tsourapas, the amounts in this column also include certain benefits provided during 2019 pursuant to the Company's International Assignment Policy described in note (d) below. For Ms. Parameswaran, these international assignment benefits included goods and services allowances (in the amount of $32,562), housing assistance, personal use of a Company car, home leave travel and tax preparation assistance, all related to her time serving as President, Colgate – Europe in Switzerland, and relocation expenses (in the amount of $96,453) in connection with her relocation to the United States at the Company's request. For Mr. Tsourapas, these international assignment benefits included housing assistance and home leave travel in connection with his relocation to the United States at the Company's request.

Each of the Named Officers received the predetermined allowance, described in (i) above, of $11,500 during 2019. The predetermined allowance may be used as reimbursement for certain qualified expenditures, namely legal, financial or tax counseling. The Company implemented this allowance plan over 25 years ago to ensure uniformity of treatment for all executives regarding perquisites. The incremental cost to the Company of the personal use of a car and driver by Mr. Cook was $162,129 and by Mr. Wallace was $195,342, in each case valued as a proportionate amount of the cost of the annual lease, driver and related operating expenses. Any income taxes due as a result of these perquisites are the responsibility of the Named Officers, except as discussed in note (d) below in connection with Ms. Parameswaran's and Mr. Tsourapas's tax equalization and other international assignment benefits pursuant to the Company's International Assignment Policy.

(d) For Ms. Parameswaran, this column reflects $207,602 in tax equalization relating to net taxes paid on her behalf and $94,867 relating to payment of tax obligations incurred in connection with her international assignment benefits pursuant to the Company's International Assignment Policy. For Mr. Tsourapas, this column reflects $12,502 in tax equalization relating to net taxes paid on his behalf and $12,245 relating to payment of tax obligations incurred in connection with his international assignment benefits pursuant to the Company's International Assignment Policy.

The Company's International Assignment Policy applies to all Company employees who accept international assignments at the Company's request and are classified as expatriate employees. The Company's International Assignment Policy is designed to develop leaders with broad-based international experience by promoting global career mobility and ensuring consistent and equitable treatment for the Company's global expatriate employees. As part of the policy, an expatriate employee is paid on a net, after-tax basis after withholding for estimated U.S. taxes. The Company pays an expatriate employee's income and social insurance taxes attributable to Company income in the employee's host country, and home country when applicable, and the Company uses the amount of estimated U.S. taxes withheld to help cover these obligations.

(7) Mr. Cook served as Chairman and Chief Executive Officer until April 2, 2019, when he assumed the role of Executive Chairman. As previously announced, he will retire from the Company effective April 1, 2020.

(8) Mr. Wallace was elected President and Chief Executive Officer effective April 2, 2019. As previously announced, effective April 1, 2020, he will become Chairman, President and Chief Executive Officer.

Grants of Plan-Based Awards

The following table shows information in accordance with SEC requirements about the non-equity incentive awards, stock options and PBRSUs and other restricted stock unit awards that are reflected in the Summary Compensation Table for 2019 and that were granted to the Named Officers either during, or with respect to services rendered in, 2019.

Name (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#)[2] (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($)[3] (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold ($/#) (f)	Target ($/#) (g)	Maximum ($/#) (h)				
Ian Cook	2/21/19[4]				$526,000	$4,208,000	$8,416,000				—
	9/12/19								344,466	72.29	3,610,004
	2/20/20	560,000	2,240,000	4,480,000							
Noel R. Wallace	2/21/19[4]				$156,250	$1,250,000	$2,500,000				—
	3/14/19[5]				5,094	50,943	101,886				3,423,370
	9/12/19								322,042	72.29	3,375,000
	2/20/20	453,125	1,812,500	3,625,000							
Henning I. Jakobsen	2/21/19[4]				$90,875	$727,000	$1,454,000				—
	3/14/19[5]				1,321	13,209	26,418				887,645
	9/12/19								83,493	72.29	875,007
	2/20/20	152,109	608,438	1,216,875							
Jennifer M. Daniels	2/21/19[4]				$80,063	$640,500	$1,281,000				—
	3/14/19[5]				1,163	11,632	23,264				781,760
	9/12/19								66,250	72.29	694,300
	2/20/20	124,690	498,761	997,521							
Prabha Parameswaran	2/21/19[4]				$69,375	$555,000	$1,110,000				—
	3/14/19[5]				862	8,622	17,244				579,398
	9/12/19								66,794	72.29	700,001
	2/20/20	109,885	439,542	879,083							
Panagiotis Tsourapas	2/21/19[4]				$80,063	$640,500	$1,281,000				—
	3/14/19[5]				993	9,925	19,850				666,960
	9/12/19								66,794	72.29	700,001
	2/20/20	119,911	479,646	959,292							

NOTES TO THE GRANTS OF PLAN-BASED AWARDS TABLE

(1) The amounts shown represent the threshold, target and maximum payouts for annual performance-based cash bonuses under the stockholder-approved 2019 Plan with respect to services rendered in 2019. The threshold amounts represent the potential payout if performance against the pre-established performance measures is at the lowest level resulting in an award being paid, while the target and maximum amounts represent the potential payout if performance against the pre-established performance measures is at target and maximum levels, respectively. The actual amounts awarded are reported in column (g) of the Summary Compensation Table. See pages 35 to 37 of the CD&A for a description of the Company's annual incentive program, including the above-mentioned performance measures.

(2) The amounts shown represent annual stock option awards granted in September 2019 under the stockholder-approved 2019 Plan. The stock option awards were approved by the P&O Committee on September 11, 2019 with a grant date of September 12, 2019. The aggregate grant date fair value of such awards is included in column (f) of the Summary Compensation Table. The key terms of the Company's stock options are as follows: (i) the exercise price is equal to the closing price of the Company's Common Stock on the date of grant; (ii) the term is eight years; and (iii) they vest in equal annual installments over three years.

(3) This column shows the grant date fair value of: (i) the PBRSUs granted to the Named Officers in March 2019 under the new Growth Performance Plan for the 2019-2021 performance cycle calculated in accordance with accounting guidance; and (ii) the stock option awards shown in column (j) of this table calculated using the Black-Scholes model. For a description of the assumptions used to calculate the amounts, see Note 8 ("Capital Stock and Stock-Based Compensation Plans") to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 2019. A value of zero is shown for each Named Officer's February 21, 2019 row because no restricted stock units were granted under the legacy Long-Term Global Growth Program following completion of the 2016-2018 performance cycle, as further described in note 4 to this table.

(4) The amounts shown in columns (f) through (h) of this row represent the dollar value of threshold, target and maximum award opportunities for performance-based restricted stock unit awards the Named Officers were eligible to receive in February 2019 under the legacy Long-Term Global Growth Program pursuant to the stockholder-approved 2013 Plan for the 2016-2018 performance cycle. As described in more detail on pages 38 to 39 of the Company's 2019 Proxy Statement, such restricted stock unit awards are granted based on the strength of compounded annual growth in both organic sales and currency-neutral adjusted earnings per share over a three-year measurement period. For the 2016-2018 performance cycle, compounded annual growth in organic sales and currency-neutral adjusted earnings per share had to be 4% and 10%, respectively, to earn awards at the target level. Given the Company's performance in terms of compounded annual growth in organic sales and currency-neutral adjusted earnings per share for the 2016-2018 performance cycle, the Named Officers were not granted performance-based restricted stock unit awards in February 2019 under the Long-Term Global Growth Program following completion of the 2016-2018 performance cycle, as shown in the below table:

Named Officer	Number of Restricted Stock Units (#)	Grant Date Fair Value of Restricted Stock Units ($)
Ian Cook	—	—
Noel R. Wallace	—	—
Henning I. Jakobsen	—	—
Jennifer M. Daniels	—	—
Prabha Parameswaran	—	—
Panagiotis Tsourapas	—	—

As discussed in the CD&A, performance-based restricted stock unit awards also were not granted to the Named Officers in February 2020 under the Long-Term Global Growth Program following the completion of the 2017-2019 performance cycle.

(5) The amounts shown in columns (f) through (h) of this row represent the number of shares the Named Officers are eligible to earn at the threshold, target and maximum levels in connection with the target PBRSUs granted to the Named Officers in March 2019 under the new Growth Performance Plan pursuant to the stockholder-approved 2013 Plan for the 2019-2021 performance cycle. The threshold amounts represent the number of shares that would be earned if performance against the pre-established performance measures is at the lowest level resulting in an award being paid, while the target and maximum amounts represent the number of shares that would be earned if performance against the pre-established performance measures is at target and maximum levels, respectively. The awards are also subject to a relative total shareholder return modifier. The aggregate grant date fair value of such awards is included in column (e) of the Summary Compensation Table. As described in more detail on pages 38 to 40 of the CD&A, these PBRSUs provide the Named Officers with an opportunity to earn shares of Common Stock, the amount of which will be determined based on the Company's performance against pre-established performance measures over the three-year performance period from January 1, 2019 to December 31, 2021. Target award opportunities were expressed in dollars and converted into the target number of PBRSUs based on the price of the Company's Common Stock on the date of grant. Given his change in role, Mr. Cook did not receive a grant of PBRSUs under the Growth Performance Plan in 2019.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information about stock options and PBRSUs and other restricted stock units held by the Named Officers as of December 31, 2019.

Name (a)	Option Grant Date	Option Awards[1][2]		Option Exercise Price ($) (e)	Option Expiration Date (f)	Stock Awards[1]			
		Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable[3] (c)			Number of Shares or Units of Stock That Have Not Vested (#)[4][5] (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)[6] (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[7] (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[8] (j)
Ian Cook	9/10/14	684,474	—	64.00	9/10/20	89,448	6,157,600	—	—
	9/10/15	706,483	—	61.93	9/10/21				
	9/8/16	659,739	—	72.99	9/8/22				
	9/25/17	401,593	200,797	73.00	9/25/23				
	9/13/18	177,285	354,572	68.16	9/13/24				
	9/12/19	—	344,466	72.29	9/12/27				
Noel R. Wallace	9/10/14	93,666	—	64.00	9/10/20	17,961	1,236,435	50,943	3,506,916
	9/10/15	100,279	—	61.93	9/10/21				
	4/21/16	84,269	168,540	68.98	4/21/22				
	9/8/16	101,665	—	72.99	9/8/22				
	9/25/17	65,751	32,876	73.00	9/25/23				
	9/13/18	35,162	70,324	68.16	9/13/24				
	9/12/19	—	322,042	72.29	9/12/27				
Henning I. Jakobsen	9/10/14	37,264	—	64.00	9/10/20	6,879	473,550	13,209	909,308
	9/10/15	39,355	—	61.93	9/10/21				
	9/8/16	35,100	—	72.99	9/8/22				
	9/25/17	22,645	11,323	73.00	9/25/23				
	9/13/18	25,564	51,130	68.16	9/13/24				
	9/12/19	—	83,493	72.29	9/12/27				
Jennifer M. Daniels	9/10/15	82,771	—	61.93	9/10/21	13,555	933,126	11,632	800,747
	9/8/16	81,159	—	72.99	9/8/22				
	9/25/17	49,406	24,704	73.00	9/25/23				
	9/13/18	21,811	43,622	68.16	9/13/24				
	9/12/19	—	66,250	72.29	9/12/27				
Prabha Parameswaran	9/8/16	48,778	—	72.99	9/8/22	11,896	818,921	8,622	593,538
	9/25/17	42,915	21,458	73.00	9/25/23				
	9/13/18	18,945	37,891	68.16	9/13/24				
	9/12/19	—	66,794	72.29	9/12/27				
Panagiotis Tsourapas	9/10/14	44,866	—	64.00	9/10/20	13,331	917,706	9,925	683,237
	9/10/15	54,214	—	61.93	9/10/21				
	9/8/16	60,976	—	72.99	9/8/22				
	9/25/17	45,798	22,900	73.00	9/25/23				
	9/13/18	21,811	43,622	68.16	9/13/24				
	9/12/19	—	66,794	72.29	9/12/27				

NOTES TO THE OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

[1] For information regarding the treatment of these awards in the event of termination of employment under various circumstances including retirement, see "Executive Severance and Other Termination Benefits—Equity Awards."

[2] The following table contains information about the aggregate value of stock options held by each of the Named Officers as of December 31, 2019. The values shown are calculated based on the difference between the closing price of the Company's Common Stock on December 31, 2019 and the applicable exercise prices.

Named Officer	Value of Unexercised In-the-Money Options at Fiscal Year-End	
	Exercisable ($)	Unexercisable ($)
Ian Cook	8,315,205	241,109
Noel R. Wallace	1,170,181	47,820
Henning I. Jakobsen	469,684	34,768
Jennifer M. Daniels	586,779	29,663
Prabha Parameswaran	12,883	25,766
Panagiotis Tsourapas	606,602	29,663

(3) The stock option awards shown in this column vest as follows:

Named Officer	4/21/20	9/12/20	9/13/20	9/25/20	4/21/21	9/12/21	9/13/21	9/12/22
Ian Cook	—	114,822	177,286	200,797	—	114,822	177,286	114,822
Noel R. Wallace	84,270	107,347	35,162	32,876	84,270	107,347	35,162	107,348
Henning I. Jakobsen	—	27,831	25,565	11,323	—	27,831	25,565	27,831
Jennifer M. Daniels	—	22,083	21,811	24,704	—	22,083	21,811	22,084
Prabha Parameswaran	—	22,264	18,945	21,458	—	22,265	18,946	22,265
Panagiotis Tsourapas	—	22,264	21,811	22,900	—	22,265	21,811	22,265

(4) The amounts shown in this column and in note 5 below also include dividend equivalents in the form of additional restricted stock units that have accrued during the applicable vesting period, rounded down to the nearest whole number. Any accrued fractional restricted stock units are settled in cash and therefore are not included in the amounts shown.

(5) The restricted stock units shown in this column will vest as follows:

Named Officer	2/23/20	9/25/20	2/15/21
Ian Cook	57,640	—	31,808
Noel R. Wallace	12,002	—	5,959
Henning I. Jakobsen	2,255	1,608	3,016
Jennifer M. Daniels	8,884	—	4,671
Prabha Parameswaran	7,784	—	4,112
Panagiotis Tsourapas	8,737	—	4,594

(6) The market value of unvested restricted stock units is calculated based on the closing price of the Company's Common Stock on December 31, 2019.

(7) The PBRSUs shown in this column were granted under the Company's new Growth Performance Plan and will vest, subject to achievement of the applicable performance criteria, in February 2022. The amounts shown in this column (and in column (j)) reflect the number of shares each of the Named Officers other than Mr. Cook will earn if the target level of performance is achieved. Given his change in role, Mr. Cook did not receive a grant of PBRSUs under the Growth Performance Plan in 2019.

(8) The market value of unearned PBRSUs that have not vested is calculated based on the closing price of the Company's Common Stock on December 31, 2019.

Option Exercises and Vesting of Previously Granted Restricted Stock Units

The following table contains information about the number of shares acquired and value realized (including, in the case of restricted stock units, dividend equivalents in the form of additional restricted stock units that accrued during the vesting period) during 2019 upon the exercise or vesting of equity awards previously granted to each of the Named Officers.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)(1) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(2) (e)
Ian Cook	695,817	8,702,941	47,134	3,133,522
Noel R. Wallace	92,643	1,168,548	9,885	658,742
Henning I. Jakobsen	38,434	544,614	3,481	244,908
Jennifer M. Daniels	—	—	7,283	484,231
Prabha Parameswaran	55,835	443,211	12,020	846,608
Panagiotis Tsourapas	35,660	419,078	7,230	481,902

NOTES TO THE OPTION EXERCISES AND VESTING OF PREVIOUSLY GRANTED RESTRICTED STOCK UNITS TABLE

(1) The aggregate dollar amount realized upon the exercise of stock options is calculated based on the difference between the fair market value of the Company's Common Stock on the exercise date and the exercise price of the stock option.

(2) The aggregate dollar amount realized upon the vesting of restricted stock units is calculated based on the closing price of the Company's Common Stock on the vesting date of each award. The aggregate dollar amount realized upon the vesting of restricted stock units includes the value of any accrued fractional restricted stock units settled in cash.

Retirement Plans

The Named Officers (other than Mr. Jakobsen and Ms. Daniels) are participants in and will receive retirement benefits under the Retirement Plan, a broad-based, tax-qualified retirement plan available generally to all U.S. employees who were eligible for the plan as of August 31, 2010, and the Supplemental Retirement Plan, a non-qualified supplemental plan available to employees whose benefits under the Retirement Plan are subject to certain IRS limits. The Supplemental Retirement Plan provides for payment of the portion of the Retirement Plan benefit that exceeds IRS and Retirement Plan limits. Colgate's retirement programs, including these plans, are generally designed to provide the Company's long-serving, retiring employees with competitive replacement income based on then-prevailing market practice. Mr. Jakobsen, who initially joined the Company in 1989 before leaving in 2006 and rejoining in 2011, and Ms. Daniels, who joined the Company in 2014, are not participants in either the Retirement Plan or the Supplemental Retirement Plan.

Under the Retirement Plan, benefits are determined in accordance with one of two formulas: (i) the "final average earnings" formula, the formula in effect under the Retirement Plan on June 30, 1989; or (ii) the Personal Retirement Account ("PRA") formula, which was added to the Retirement Plan on July 1, 1989. The majority of the Retirement Plan participants' benefits are determined in accordance with the PRA formula.

All of the Company's salaried employees employed at June 30, 1989 were offered a one-time opportunity to elect to continue accruing benefits under the Retirement Plan's final average earnings formula by making monthly contributions of 2% of recognized earnings up to the Social Security wage base and 4% of recognized earnings in excess of the wage base. Employees who made this election and continued making contributions receive at retirement the greater of: (i) the benefit under the final average earnings formula; or (ii) the sum of the benefit under the PRA formula plus the contributions made by the employee. Employees who did not make this election, and eligible employees hired between July 1, 1989 and June 1, 2010, accrued retirement benefits under the PRA formula. The final average earnings and PRA formulas are described in more detail below. Employees hired after June 1, 2010 are not eligible to participate in the Retirement Plan, but are eligible to participate in the Savings & Investment Plan, a defined contribution plan sponsored by the Company. The Named Officers also participate in the Savings & Investment Plan, as well as the Supplemental Savings & Investment Plan, a plan available to U.S. employees whose earnings exceed IRS limitations on compensation that may be recognized under the Savings & Investment Plan.

Effective September 1, 2010, the Company made several adjustments to its retirement programs, including: (i) allocating a larger portion of the Company's retirement benefit allocations to the Savings & Investment Plan rather than the Retirement Plan; (ii) simplifying the formula for determining monthly pay-based credits under the PRA formula; and (iii) determining interest credits under the PRA formula using long-term rates instead of short-term rates. The simplified formula and the interest crediting rate are described below under "PRA Formula."

Effective January 1, 2014, the Company made several additional adjustments to its retirement programs, including: (i) allocating substantially all of the Company's retirement benefit allocations to the Savings & Investment Plan rather than the Retirement Plan; (ii) no longer providing monthly pay-based credits under the PRA formula; and (iii) only taking into account service through December 31, 2013 when calculating benefits under the final average earnings formula. These changes were designed to better align the Company's programs with market practice while continuing to offer employees the opportunity to build savings for retirement.

For employees who receive the benefit under the final average earnings formula, the normal retirement age is 65, with early retirement available at age 55. The benefit payable upon early retirement is reduced by one-third of one percent for each month a person retires and begins collecting benefits before age 60. However, there is no reduction in the benefit if the participant has attained 85 years of combined age and service with the Company at the time of early retirement. For employees who receive the benefit under the PRA formula, the benefit is payable upon the employee's departure from the Company at any age and the value is equal to the employee's vested account balance.

Total annual retirement benefits payable under the Retirement Plan and the Supplemental Retirement Plan are subject to a maximum of 70% of the sum of an individual's base salary at retirement plus cash-based incentive compensation awarded for services rendered in the calendar year immediately preceding retirement. In addition, the Supplemental Retirement Plan limits the benefits payable thereunder such that a participant's aggregate benefits under the Retirement Plan, the Supplemental Retirement Plan and any foreign pension entitlements, as currently calculated and projected, may not exceed a cap of $35.8 million when expressed as a lump sum. Such cap is increased at an annual rate of 6%. Under the standard form of retirement benefit for a married participant, the employee receives a monthly retirement benefit for life and, upon the employee's death, his or her spouse is entitled to receive a monthly benefit for life equal to 50% of the employee's benefit. For approximately 250 employees, including the Named Officers who participate in the Retirement Plan, the employee's spouse is entitled to receive an additional monthly amount equal to 25% of the employee's normal monthly retirement benefit for life if the employee dies during retirement or after attaining early retirement eligibility, if active. However, this benefit is not available to the extent it would cause the total retirement benefit payable to the employee's spouse to exceed 100% of the employee's normal retirement benefit.

If the participant in question is a "specified employee" under Section 409A of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), there may be a six-month delay in the commencement of Supplemental Retirement Plan distributions, if triggered by the participant's termination or retirement.

Final Average Earnings Formula

Mr. Cook made the one-time election in 1989 described above and, accordingly, will receive the greater of the benefit under the final average earnings formula or the PRA formula calculated using the pay-based credit schedule in effect on August 31, 2010.

Benefits under the final average earnings formula are computed by multiplying "final average earnings" by the product of years of service through December 31, 2013 and 1.8%. The final average earnings formula also includes an offset for Social Security benefits.

"Final average earnings" is defined as the average of an individual's highest "recognized earnings" during the individual's highest paid three consecutive years after 2011, or, if greater, the highest paid three consecutive years out of the last ten years as of December 31, 2013. For any participant whose recognized earnings exceeded $255,000 as of December 31, 2013, any increase in benefit attributable to increases in "final average earnings" after December 31, 2013 is provided under the Supplemental Retirement Plan and not under the Retirement Plan.

"Recognized earnings" for a particular year are set on February 1 each year, and consist of the higher of (i) the compensation earned by an employee during the previous year; and (ii) his or her annual salary as of January 1 of the year in question plus the annual bonus paid to the employee in the previous year. Recognized earnings do not include the value of restricted stock units or stock options. Employees retiring under the final average earnings formula may request that their retirement benefit under the Supplemental Retirement Plan be paid to them in a lump sum rather than an annuity. Such requests may be accepted or denied. If accepted, the lump sum amount is limited to the present value of the benefit accrued through December 31, 2004, in accordance with Section 409A of the Internal Revenue Code. The value of the benefit accrued under the Supplemental Retirement Plan after December 31, 2004 is paid in the form of an annuity.

PRA Formula

Employees who were hired or became eligible to participate in the Retirement Plan between July 1, 1989 and June 1, 2010, and those hired before July 1, 1989 who did not make the one-time election to participate in the final average earnings formula as described above, accrued benefits under the PRA formula until December 31, 2013. Ms. Parameswaran and Messrs. Tsourapas and Wallace will each receive benefits under the PRA formula. PRA formula benefits are determined as follows: On July 1, 1989, an account was established for each eligible person employed on June 30, 1989, with an opening balance equal to the greater of (i) the value of the pension then accrued under the final average earnings formula; or (ii) an amount equal to the sum of the monthly pay-based credits that would have been made to the employee's account had the PRA always been in effect. For employees who were hired or became eligible to participate in the Retirement Plan between July 1, 1989 and June 1, 2010, monthly pay-based credits accumulated in a PRA account established in the employee's name. Through August 31, 2010, these credits equaled a percentage of the employee's monthly recognized earnings determined in accordance with the following schedule:

Years of Service	Up to 1/48 of Social Security Wage Base	Over 1/48 of Social Security Wage Base
0–9	2.50%	3.75%
10–14	3.00%	4.50%
15–19	4.00%	6.00%
20–24	5.35%	8.00%
25 or more	7.50%	11.25%

The PRA formula was amended effective September 1, 2010 to provide for monthly pay-based credits equal to a percentage of the employee's monthly recognized earnings determined in accordance with the following schedule:

Years of Service	Basic Retirement Contributions
0–9	2.00%
10 or more	2.50%

In addition, eligible employees received additional allocations to their PRA accounts in September 2010 and September 2011 of 0.25% of their projected PRA balance as of August 31, 2010 for each full year of vesting service through August 31, 2010, up to a combined maximum of 15% based on 30 years of service.

The Retirement Plan was amended effective January 1, 2014 to provide that no additional pay-based credits will be made to PRA accounts after December 31, 2013. This change also applied to the Supplemental Retirement Plan.

Employees who accrued benefits under the PRA formula receive monthly credits for interest in their accounts. Interest credits continue after December 31, 2013. The interest crediting rate for 2019 was 4.46%, which was equal to the IRS Composite Corporate Bond Rate as published. In December 2018, the Retirement Plan was amended to provide a new interest crediting rate for plan years beginning on or after January 1, 2019 because the IRS ceased publishing the IRS Composite Corporate Bond Rate. The interest crediting rate will be equal to the average of the three indices that were previously utilized in the IRS Composite Corporate Bond Rate (not to exceed the Third Segment Rate, which is a rate defined under the Internal Revenue Code regulations for pension plans), and determined in accordance with applicable IRS guidance.

For employees retiring under the PRA formula, benefits earned under the Supplemental Retirement Plan through December 31, 2004 will follow the form of payment elected under the Retirement Plan, and benefits earned after December 31, 2004 will be paid in a lump sum. However, such employees may request to have their full retirement benefit under the Supplemental Retirement Plan paid in a lump sum. Such requests may be accepted or denied.

Pension Benefits

The following table shows the actuarial present value of each Named Officer's total accumulated benefit as of December 31, 2019 under the terms of the Retirement Plan and the Supplemental Retirement Plan, and assumes that each Named Officer elects a joint and survivor annuity at the time of retirement, if he or she is eligible to do so.

Name (a)	Plan Name (b)	Number of Years Credited Service (#)[1] (c)	Present Value of Accumulated Benefit ($)[2] (d)	Payments During Last Fiscal Year ($) (e)
Ian Cook	Retirement Plan	37.83	2,768,547	—
	Supplemental Retirement Plan	37.83	33,048,407	—
			35,816,954[3]	—
Noel R. Wallace	Retirement Plan	26.25	454,658	—
	Supplemental Retirement Plan	26.25	400,743	—
			855,401	—
Henning I. Jakobsen[4]	Retirement Plan	—	—	—
	Supplemental Retirement Plan	—	—	—
			—	—
Jennifer M. Daniels[4]	Retirement Plan	—	—	—
	Supplemental Retirement Plan	—	—	—
			—	—
Prabha Parameswaran	Retirement Plan	16.17	225,413	—
	Supplemental Retirement Plan	16.17	27,476	—
			252,889	—
Panagiotis Tsourapas	Retirement Plan	3.58	35,396	—
	Supplemental Retirement Plan	3.58	37,761	—
			73,157	—

NOTES TO THE PENSION BENEFITS TABLE

[1] For Messrs. Cook and Wallace, the years in this column represent the actual years worked by them for Colgate as of December 31, 2013. For Ms. Parameswaran and Mr. Tsourapas, the years in this column represent the years worked by them for Colgate as of December 31, 2013 during which they were eligible to participate in the Retirement Plan and Supplemental Retirement Plan described above. As noted above, effective January 1, 2014, the Retirement Plan and Supplemental Retirement Plan do not take into account service after December 31, 2013.

(2) For Mr. Cook, the amounts shown were calculated assuming credited service as of December 31, 2013 and final average earnings, as described above, as of December 31, 2019 and a discount rate of 3.40%, as modified by the cap of $35.8 million described on page 49. Based on his age and years of service at December 31, 2019, Mr. Cook was eligible to retire without any benefit reduction due to age and/or service. For more information regarding the assumptions used to calculate the accrued benefits as of December 31, 2019, see Note 10 ("Retirement Plans and Other Retiree Benefits") to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 2019.

For Ms. Parameswaran and Messrs. Tsourapas and Wallace, the amounts shown reflect the value as of December 31, 2019 of their benefits under the PRA formula under the Retirement Plan and Supplemental Retirement Plan described above.

As noted above, since Mr. Cook's benefits are calculated under the final average earnings formula, he may request that the portion of his benefit under the Supplemental Retirement Plan earned prior to 2005 be paid in the form of a lump sum. In such case, the lump sum amount payable to Mr. Cook as of December 31, 2019 would be $6,657,192. The value of the portion of the Supplemental Retirement Plan benefit earned after 2004 would be paid in the form of an annuity. Ms. Parameswaran and Messrs. Tsourapas and Wallace are eligible to receive their full benefit (including benefits under both the Retirement Plan and the Supplemental Retirement Plan) of $252,889, $73,157 and $855,401, respectively, in a lump sum under the PRA formula.

(3) The amount shown represents the full amount of pension benefits Mr. Cook is entitled to receive after application of the cap described in note 2 above. A portion of this benefit will be paid from a United Kingdom pension plan, which resulted from his service with Colgate in the United Kingdom.

(4) As described on page 49, Mr. Jakobsen and Ms. Daniels are not participants in the Retirement Plan or the Supplemental Retirement Plan.

Deferred Compensation Plan

Eligible employees, including the Named Officers, may elect annually to defer a portion of their salary and/or cash bonus under the Colgate-Palmolive Company Deferred Compensation Plan (the "Deferred Compensation Plan"). Under this plan, participants can defer up to 75% of their salary and/or 100% of their cash bonus payable in the following calendar year. At the option of the participant, these amounts may be deferred to a specific date, at least five years from when the compensation is otherwise payable, or until retirement. Interest on deferred amounts is credited to the participant's account at the end of each calendar year and compounded annually. Interest accrues at a fixed rate equal to 120% of the Applicable Federal Rate ("AFR") published by the IRS, which, for amounts deferred in 2019, equaled 3.65% and 3.87% for mid- and long-term rates, respectively. Mid- or long-term AFRs are used based on the length of the deferral period elected. Once established, the same rate remains in effect throughout the entire deferral period.

At the time of deferral, a participant must indicate whether he or she wishes to receive the amount deferred in either a lump sum or up to ten annual installments. If a participant is less than 55 years old and leaves the Company prior to the elected commencement date for distributions, the deferred amounts will be distributed immediately in a lump sum, regardless of the method of distribution originally elected by the participant. If a participant is 55 or older and leaves or retires prior to the elected commencement date for distributions, the deferred amounts will be paid according to the participant's original election. If the participant in question is a "specified employee" under Section 409A of the Internal Revenue Code, there may be a six-month delay in the commencement of distributions, if triggered by the participant's termination or retirement. Changes to deferral elections and early withdrawals from deferred accounts are only permitted in extreme cases, such as unforeseen financial hardship which is demonstrated to the P&O Committee. Of the Named Officers, only Mr. Wallace has elected to participate in the Deferred Compensation Plan (with respect to compensation earned prior to 2019), and information about earnings on his deferrals is included in the Nonqualified Deferred Compensation Table.

Supplemental Savings & Investment Plan

Employees, including the Named Officers, whose earnings exceed IRS limitations on compensation that may be recognized under the Savings & Investment Plan, are entitled to receive a supplemental contribution under the Supplemental Savings & Investment Plan. The supplemental contribution is equal to the amount of the Company's matching contributions and retirement contributions that cannot be made under the Savings & Investment Plan due to certain IRS limits. Under the Savings & Investment Plan, the Company matches a portion of employee contributions up to 6% of the employee's recognized earnings (as defined on page 50) and provides retirement contributions based on a percentage of recognized earnings, subject to a maximum eligible amount of recognized earnings under applicable IRS regulations of $285,000 in 2020 and $280,000 in 2019. The supplemental contributions are allocated to the Supplemental Savings & Investment Plan.

Interest is credited under the Supplemental Savings & Investment Plan as follows:

- Contributions allocated to the plan through December 31, 2002 realize investment results based on the performance of the Company's Common Stock.
- Contributions allocated to the plan from January 1, 2003 through December 31, 2009 for matching contributions were credited with interest at annual interest rates calculated on the same basis as under the Deferred Compensation Plan described above. Effective October 1, 2010, the interest crediting rate was adjusted so that these contributions are credited with interest at the rate of 6.01%.

- Contributions allocated to the plan in December 2010 for 2010 matching contributions are credited with interest at the rate of 6.01%.
- Contributions allocated to the plan for retirement contributions beginning on September 1, 2010, and for matching contributions beginning on January 1, 2011, are credited with the same interest rate that applies under the Retirement Plan as described on page 51.

Amounts allocated to the Supplemental Savings & Investment Plan are distributed upon the participant's departure from the Company. If the participant in question is a "specified employee" under Section 409A of the Internal Revenue Code, there may be a six-month delay in the commencement of distributions, if triggered by the participant's termination or retirement.

Nonqualified Deferred Compensation

The following table shows information about the amount of contributions, earnings and balances for each Named Officer under the Supplemental Savings & Investment Plan and, in the case of Mr. Wallace, the Deferred Compensation Plan as of December 31, 2019.

Name (a)	Aggregate Balance at Beginning of Last Fiscal Year ($)	Executive Contributions in Last Fiscal Year ($) (b)	Registrant Contributions in Last Fiscal Year ($)[1] (c)	Aggregate Earnings/(Losses) in Last Fiscal Year ($)[2] (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last Fiscal Year End ($)[3] (f)
Ian Cook	1,985,415	—	174,085	131,887	—	2,291,387
Noel R. Wallace	1,261,124	—	187,659	66,236	—	1,515,019
Henning I. Jakobsen	83,538	—	73,152	5,279	—	161,969
Jennifer M. Daniels	166,074	—	78,888	9,214	—	254,176
Prabha Parameswaran	316,066	—	106,263	16,553	—	438,882
Panagiotis Tsourapas	493,296	—	124,798	24,982	—	643,076

NOTES TO THE NONQUALIFIED DEFERRED COMPENSATION TABLE

[1] These amounts represent Company contributions under the Supplemental Savings & Investment Plan for 2019, which were allocated to the Supplemental Savings & Investment Plan. These contributions are also included in compensation reported for each Named Officer in column (i) of the Summary Compensation Table.

[2] These amounts represent the interest credited to each Named Officer during 2019 and the impact of investment results based on the performance of the Company's Common Stock, as applicable, for amounts allocated under the Supplemental Savings & Investment Plan and, in the case of Mr. Wallace, deferred under the Deferred Compensation Plan. For further information regarding the calculation of interest earnings on these amounts, see pages 52 to 53.

[3] To the extent that an executive was a "Named Officer" for a reported year, these amounts, other than the portion attributable to accrued earnings, were reported in previous proxy statements as compensation in the year of the executive's deferral (under the Deferred Compensation Plan or the Supplemental Savings & Investment Plan) or the Company's contribution (under the Supplemental Savings & Investment Plan), as applicable.

Executive Severance and Other Termination Benefits

The P&O Committee periodically reviews the appropriateness of the payment and benefit levels provided under the plans and programs described in this section, based on competitive market information and emerging best practices and governance trends. In particular, the Company's Executive Severance Plan (the "Severance Plan") is subject to approval periodically by the Board. The most recent approval was in September 2018.

Severance Plan

The Severance Plan is designed to provide participants with reasonable compensation if their employment is terminated following a change in control of the Company. Individual employees are assigned a particular severance level up to the maximum allowed under the plan (24 months) based on grade level and years of service.

Approximately 125 senior executives participate in the Severance Program, including the Named Officers. In addition to the Severance Plan, the Company has incorporated other arrangements relating to a change in control in its compensation and benefit plans, as described below.

Under the Severance Plan, if at any time within two years of a "change in control" of the Company, the Company terminates a Named Officer's employment for any reason other than for cause, or a Named Officer terminates employment due to an adverse change in his or her conditions of employment, such as a diminution in his or her position, authority or responsibilities, or a salary reduction (each a "Qualified Termination"), such Named Officer is entitled to receive a lump sum amount equal to (i) either 18 or 24 months of compensation (defined as base salary as of the termination date plus the average of his or her last three years' annual bonus awards); plus (ii) the present value of additional retirement program benefits he or she would have received had he or she remained employed until the end of the severance period, or age 65, if earlier. The Named Officers are also entitled to receive the continuation of medical, dental and life insurance benefits during the severance period. No severance payments are required if a Named Officer is terminated for "cause," which is defined as the felony conviction of the Named Officer for a crime having a detrimental effect on the Company's reputation, business or financial condition, the Named Officer's willful engagement in any malfeasance, dishonesty, fraud or gross misconduct having a material detrimental effect on the Company's reputation, business or financial condition or the Named Officer's willful and deliberate failure to materially perform his or her employment duties.

Generally under the plan, a "change in control" is deemed to occur if: (i) any person, entity or group acquires 30% or more of the outstanding shares of the Company's Common Stock or voting securities (other than securities acquired directly from the Company); (ii) a majority of the board of directors as of the effective date of the Severance Plan is replaced (unless any subsequent board member is approved by at least a majority of the original incumbent board, who shall thereafter be considered an incumbent board member); (iii) a reorganization, merger, consolidation or sale or other disposition of all or substantially all of the Company's assets is consummated (other than under specific circumstances); or (iv) a complete liquidation or dissolution of the Company is approved by the Company's stockholders.

If an outside accounting firm were to determine that a payment under the Severance Plan would cause a Named Officer to exceed the statutory limit and subject him or her to the so-called "golden parachute" tax under Section 4999 of the Internal Revenue Code, then the Named Officer would either (i) receive all payments and pay the tax or (ii) receive a reduced amount such that the tax does not apply, whichever approach yields the best after-tax outcome for the Named Officer.

In addition to the foregoing severance benefit, the Severance Plan provides for a payment within 30 days after the change in control, whether or not the Named Officer remains employed, of a pro-rated bonus for the year in which the change in control occurs. The pro-rated bonus paid may be used to offset any other bonus awarded for such year.

Other Change-in-Control Arrangements

Other arrangements relating to a change in control in the Company's compensation and benefit plans are as follows.

- **Equity Awards.** The Company generally has a "double trigger" vesting policy upon a change in control, meaning that unvested equity awards only vest upon a change in control if (i) there is also a Qualified Termination or (ii) the acquirer fails to assume or replace the outstanding awards. The following provides further detail about the treatment of various equity awards upon a change in control (assuming that outstanding awards are assumed or replaced by the acquirer):
  - Stock options held by employees that are not yet exercisable become exercisable upon a change in control and a Qualified Termination; and
  - Unvested restricted stock units are considered earned in full and non-forfeitable (i) in the case of performance-based awards for which the performance goals have been satisfied (i.e., restricted stock units granted under the Company's legacy Long-Term Global Growth Program), upon a change in control and (ii) in the case of all other awards (including PBRSUs granted under the Company's new Growth Performance Plan and mid-performance cycle Long-Term Global Growth Program award opportunities for which restricted stock units have not yet been granted), upon a change in control and a Qualified Termination. Upon a change in control and a Qualified Termination, performance-based awards for which the performance goals have not yet been satisfied are deemed earned at the greater of the target level or the level of performance achieved to that point.

- **Deferred Compensation Balances.** Under the Severance Plan, participating employees are also entitled to receive within 30 days following a change in control all amounts previously deferred by the employee under the Deferred Compensation Plan. They are also entitled to receive amounts held in the employee's Supplemental Savings & Investment Plan account as soon as practicable following a change in control. For more information regarding the Deferred Compensation Plan and the Supplemental Savings & Investment Plan, see pages 52 to 53.
- **Letter of Credit for Unfunded Retirement Plan.** With respect to the Supplemental Retirement Plan, which is an unfunded plan, the Company has arranged for a letter of credit that requires the issuing bank to fund the accrued benefits payable under this plan if the Company refuses to pay these benefits after a change in control. Funding would be made by payments to a trust, the assets of which would be subject to the claims of the Company's creditors if the Company were to become insolvent.

Termination for Company Convenience

If the Company terminates the employment of a Named Officer (other than Mr. Cook) at the Company's convenience, the Company will pay in a lump sum an amount equal to between 12 and 24 months of the Named Officer's base salary and continue to pay certain medical and dental insurance benefits for either 12 or 18 months. Ms. Daniels is also entitled to receive the continuation of life insurance benefits for 12 months following termination, while the other Named Officers, who each have at least 10 years of service with the Company, will be eligible to participate in the Company's retiree life insurance plan. The Company is not required to make these payments if (i) it terminates a Named Officer's employment for "cause" (as defined above), (ii) it terminates a Named Officer's employment as a result of a Company organizational restructuring or (iii) the Named Officer voluntarily terminates his or her employment. Mr. Cook is not eligible for severance in the event of termination for Company convenience because he is eligible for retirement with full benefits under the final average earnings formula described on page 50.

Death and Disability Benefits

The Company provides additional benefits to approximately 850 employees, including the Named Officers, upon their death or disability. If a Named Officer dies while actively employed, his or her eligible survivors are entitled to an annuity equal to 20% of the Named Officer's "recognized earnings" (as defined on page 50) at the time of death. The benefit is payable until the Named Officer would have reached age 65. If the Named Officer does not have a surviving spouse and he or she has dependent children under the age of 23, the benefit is paid to those children until they reach age 23, or until the Named Officer would have reached age 65, whichever is earlier.

Under the Long-Term Disability Plan available to all U.S. employees, the Company generally provides long-term disability benefits based on an employee's earnings up to a maximum of $300,000. Certain executives, including the Named Officers, receive additional benefits based on the amount of their earnings that exceed $300,000, at no additional cost to them. If a Named Officer becomes disabled at or before age 60 while he or she is actively employed, he or she is entitled to receive these increased disability benefits until he or she reaches age 65. If a Named Officer becomes disabled after age 60 while he or she is actively employed, he or she is entitled to receive disability benefits until the earlier of the date on which he or she reaches age 70 or five years from the date he or she became disabled.

Deferred Compensation and Retirement Benefits

For information about the pension benefits payable to the Named Officers upon their retirement and deferred compensation balances, see pages 49 to 53. In addition to the post-retirement welfare benefits available to U.S. employees generally, approximately 850 employees, including the Named Officers, who have at least 10 years of service at retirement, qualify for a post-retirement life insurance benefit equal to one-half of recognized earnings up to a maximum of $750,000 in lieu of the Company's regular life insurance benefit for retirees.

Equity Awards

The treatment, in general, of previously granted equity awards in the case of the termination of employment under the following circumstances is as follows:

- **Death, Disability or Retirement.** All earned but unvested restricted stock units, including those subject to continued employment, will continue to vest and be distributed in accordance with their original vesting schedule, except, in the case of retirement, for special retention awards that are subject to continued employment. All outstanding stock options, whether or not previously exercisable, will be exercisable (except, in the case of retirement, for special retention awards that are subject to continued employment) for a period of three years from the date of death, disability or retirement, as applicable, or until the end of the original term of the option, whichever is shorter. With respect to unearned restricted stock units (such as the PBRSUs granted under the Company's new Growth Performance Plan), recipients who retire, die or become disabled during a performance period will vest in a prorated amount of PBRSUs earned at the conclusion of the performance period reflecting the proportion of the performance period for which they were employed, provided they remained employed for at least the first six months of the performance period.
- **Termination for Company Convenience.** Where severance is paid following a termination of employment at the Company's convenience, the severance period is counted in determining the vesting of earned but unvested restricted stock units and stock options. If the employee would have been eligible for retirement during the severance period, equity awards (except for PBRSUs) are treated as outlined under "Death, Disability or Retirement" above. If not, any unvested restricted stock units that would have vested during the severance period will continue to vest and be distributed in accordance with their original vesting schedule, except for PBRSUs and special retention awards that are subject to continued employment. Any unvested stock options that would have vested during the severance period will vest upon

termination (except for special retention awards that are subject to continued employment) and, together with any other vested stock options, will be exercisable for a period of three months or until the end of the original term of the option, whichever is shorter. All unvested PBRSUs and any other remaining unvested restricted stock units and stock options will be forfeited.

- **Termination for Cause.** Unvested restricted stock units (including PBRSUs) and both vested and unvested stock options are forfeited.
- **Resignation.** Unvested restricted stock units (including PBRSUs) and unvested stock options are forfeited. Vested stock options are exercisable for a period of three months after termination, or until the end of their original term, if shorter.
- **Change in Control.** For a description of the treatment of equity awards following a change in control of the Company, see "Other Change-in-Control Arrangements" on page 54.

The treatments described above assume that employees comply with the terms and conditions of the applicable equity award agreements, including non-competition, non-solicitation and non-interference restrictions, in each case following termination of employment. Failure to comply with any of these requirements may result in forfeiture and/or cancellation of those equity awards.

Potential Payments Upon Termination or Change in Control

The following table sets forth the estimated incremental payments and benefits that would be payable to each Named Officer upon termination of their employment or a change in control of the Company, assuming that the triggering event occurred at year-end 2019. These amounts would be incremental to the compensation and benefit entitlements described previously in this Proxy Statement that are not contingent upon a termination or change in control.

| | Change In Control | | Involuntary Termination | | | | | |
Name	Without Qualified Termination ($)[1]	With Qualified Termination ($)[2]	With Cause ($)	Without Cause ($)[3]	Resignation ($)	Death ($)[4][5]	Disability ($)[5][6]	Retirement ($)[7]
Ian Cook	—	7,427,151	—	—	—	—	4,208,478	—
Noel R. Wallace	—	4,195,289	—	2,553,316	—	2,866,390	6,993,381	—
Henning I. Jakobsen	—	2,322,484	—	1,260,678	—	1,085,633	1,939,146	—
Jennifer M. Daniels	—	1,897,202	—	751,441	—	1,746,159	3,924,834	—
Prabha Parameswaran	—	2,533,679	—	1,053,443	—	838,746	2,389,595	—
Panagiotis Tsourapas	—	2,625,970	—	1,100,486	—	2,179,248	4,851,739	—

NOTES TO THE POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

[1] **Change in Control without Qualified Termination.** As shown in this column, if there is a change in control but there is no Qualified Termination of the Named Officer's employment, the Named Officer would not be entitled to receive any incremental payment or benefit. However, the vesting or distribution of certain existing compensation reported previously in this Proxy Statement would be accelerated as follows:

- **Equity Awards.** The vesting of certain previously earned but unvested performance-based restricted stock units would be accelerated as described under "Other Change-in-Control Arrangements—Equity Awards" on page 54. All such awards were reported as compensation in the proxy statement for the year of grant, to the extent the executive was a "Named Officer" for that year. The estimated value as of year-end 2019 of the previously granted awards that would be accelerated for the applicable Named Officers is as follows: Mr. Cook—$6,157,600; Mr. Wallace—$1,236,435; Mr. Jakobsen—$362,856; Ms. Daniels—$933,126; Ms. Parameswaran—$818,921; and Mr. Tsourapas—$917,706. For all of the Named Officers, these amounts reflect the value of previously granted and earned performance-based restricted stock units that they were already entitled to receive in accordance with their original vesting schedule because they were eligible for retirement but would be accelerated upon a change in control. The estimated value of restricted stock units that would be accelerated was calculated based on the closing price of the Company's Common Stock on December 31, 2019. Assuming that all other outstanding equity awards were assumed or replaced upon the change in control, no other outstanding equity awards would be accelerated.

- **Cash Bonus.** If the change in control occurs at year-end, as assumed in the table above, the Named Officers would be entitled to receive their annual cash bonus for the year in which the change in control occurs (reported as of year-end 2019 in column (g) of the Summary Compensation Table).

- **Deferred Compensation Balances.** The Named Officers would be entitled to receive any amounts previously deferred by or allocated to them under the Deferred Compensation Plan or Supplemental Savings & Investment Plan (reported as of year-end 2019 in column (f) of the Nonqualified Deferred Compensation Table).

[2] **Change in Control with Qualified Termination.** This column consists of the following benefits under the Severance Plan described beginning on page 53: (i) severance payments; (ii) the value of benefits under Company retirement programs during the severance period; and (iii) the value of the continuation of medical and dental (and, for Ms. Daniels, life) insurance benefits during the severance period. The value of retirement benefits was calculated based on the difference between the present value of additional retirement program benefits that the Named Officer would have received had he or she remained employed until the end of the severance period, or age 65, if earlier, and the present value of retirement benefits payable at the change-in-control date without assuming future service. For more information regarding the assumptions used to calculate the present value of retirement benefits, see note 2 to the Pension Benefits Table. The additional medical, dental and life insurance benefits were valued based on the aggregate premiums paid by the Company for the applicable severance period.

In addition to the amounts shown in this column, the vesting or distribution of certain existing compensation reported previously in this Proxy Statement would be accelerated as follows:

- **Equity Awards.** The vesting of certain previously granted stock options, earned but unvested restricted stock units, unearned PBRSUs and mid-performance cycle Long-Term Global Growth Program award opportunities for which restricted stock units have not yet been granted would be accelerated as described under "Other Change-in-Control Arrangements—Equity Awards" on page 54. All such awards were or will be reported as compensation in the proxy statement for the year of grant, to the extent the executive was or is a "Named Officer" for that year. The estimated value as of year-end 2019 of the previously granted awards and award opportunities that would be accelerated for the applicable Named Officers is as follows: Mr. Cook—$10,365,600; Mr. Wallace—$8,118,351; Mr. Jakobsen—$2,208,358; Ms. Daniels—$2,460,873; Ms. Parameswaran—$2,139,459; and Mr. Tsourapas—$2,327,943. The amounts shown in the preceding sentence include the following values of previously granted and earned restricted stock units that they were already entitled to receive in accordance with their original vesting schedule because they were eligible for retirement but would be accelerated upon a Qualified Termination: Mr. Cook—$6,157,600; Mr. Wallace—$1,236,435; Mr. Jakobsen—$473,550; Ms. Daniels—$933,126; Ms. Parameswaran—$818,921; and Mr. Tsourapas—$917,706. For the assumptions used to calculate the value of the earned restricted stock units, see note 1 above. The estimated value of stock options that would be accelerated was calculated based on the difference between the closing price of the Company's Common Stock on December 31, 2019 and the applicable exercise price. The estimated value of PBRSUs and mid-performance cycle Long-Term Global Growth Program award opportunities that would be considered earned in full and accelerated was calculated assuming target level performance and based on the closing price of the Company's Common Stock on December 31, 2019.

- **Cash Bonus.** If the triggering event occurs at year-end, as assumed in the table above, the Named Officers would be entitled to receive their annual cash bonus for the year in which the triggering event occurs (reported as of year-end 2019 in column (g) of the Summary Compensation Table).

- **Retirement Accruals and Deferred Compensation Balances.** The Named Officers would be entitled to receive their accrued retirement benefits (reported in the Pension Benefits Table) and any amounts previously deferred by or allocated to them under the Deferred Compensation Plan or Supplemental Savings & Investment Plan (reported as of year-end 2019 in column (f) of the Nonqualified Deferred Compensation Table). The Named Officers would also be entitled to receive the balance in their accounts under the Savings & Investment Plan, including the Company contributions to the accounts, as further described in note 7 below.

(3) **Involuntary Termination without Cause.** Mr. Cook is not eligible for severance in the event of termination for Company convenience because he was eligible for retirement with full benefits under the final average earnings formula described on page 50. This column shows the severance payment and the value of the continuation of medical and dental (and, for Ms. Daniels, life) insurance benefits during the severance period. For the assumptions used to calculate the additional insurance benefits, see note 2 above.

In addition to the amounts shown in this column, the vesting or distribution of certain existing compensation reported previously in this Proxy Statement would continue or be accelerated as follows:

- **Equity Awards.** Certain earned but unvested restricted stock units would be allowed to vest in accordance with their original vesting schedule and certain unvested stock options would become exercisable for a period of three months or until the end of the original term, whichever is shorter, in each case only if they would have otherwise vested before the end of the severance period, as described under "Equity Awards—Termination for Company Convenience" beginning on page 55. All such awards were reported as compensation in the proxy statement for the year of grant, to the extent the executive was a "Named Officer" for that year. No amounts are shown for any of the Named Officers because, as employees eligible for retirement, they were already entitled to have their previously granted and earned restricted stock units continue to vest and stock options accelerate (other than special retention awards that are subject to continued employment) as described under "Equity Awards—Death, Disability or Retirement" on page 55. For the assumptions used to calculate these amounts, see notes 1 and 2 above. Since the Named Officers are retirement-eligible, they would also be entitled to vest at the conclusion of each Growth Performance Plan three-year performance cycle in a prorated amount of the PBRSUs earned reflecting the proportion of the performance period for which they were employed as described under "Equity Awards—Death, Disability or Retirement" on page 55. No amounts are shown for those PBRSUs because they remain subject to performance requirements even after the triggering event.

- **Cash Bonus and Performance-Based Award.** If the triggering event occurs at year-end, as assumed in the table above, each Named Officer would also be entitled to receive their annual cash bonus for the year in which the triggering event occurs (reported in column (g) of the Summary Compensation Table) and their Long-Term Global Growth Program performance-based restricted stock unit award for the three-year performance cycle ending such year, if any (reported in note 4 to the Grants of Plan-Based Awards Table).

- **Deferred Compensation Balances.** The Named Officers would be entitled to receive any amounts previously deferred by or allocated to them under the Deferred Compensation Plan and Supplemental Savings & Investment Plan (reported as of year-end 2019 in column (f) of the Nonqualified Deferred Compensation Table).

(4) **Death**. This column consists of a survivor annuity, the actuarial present value of which is calculated based on the lump sum value of the annuity payable to the Named Officer's spouse until the Named Officer would have reached 65. If there is no surviving spouse and the Named Officer has dependent children under the age of 23, the annuity is payable to those children until they reach age 23 or until the Named Officer would have reached age 65, whichever is earlier. The amounts shown were calculated assuming an interest rate of 3.40%. No amounts are shown in this column for Mr. Cook because he is older than 65.

(5) In addition to the amounts shown in the applicable column, the vesting or distribution of certain existing compensation reported previously in this Proxy Statement would continue or be accelerated as follows:

- **Equity Awards.** Earned but unvested restricted stock units would continue to vest in accordance with their original vesting schedule and all outstanding stock options would be exercisable for a period of three years or until the end of the original term, whichever is shorter, as described under "Equity Awards—Death, Disability or Retirement" on page 55. All such awards were reported as compensation in the proxy statement for the year of grant, to the extent the executive was a "Named Officer" for that year. No amounts are shown for any of the Named Officers because, as employees eligible for retirement, they were already entitled to have their previously granted and earned restricted stock units continue to vest and stock options accelerate (other than special retention awards that are subject to continued employment) as described under "Equity Awards—Death, Disability or Retirement" on page 55. Mr. Wallace received a special stock option award in April 2016 in connection with a promotion, which would be subject to acceleration, but no amount is included above because the award was out of the money as of year-end 2019. The Named Officers would also be entitled to vest at the conclusion of each Growth Performance Plan three-year performance cycle in a prorated amount of the PBRSUs earned reflecting the proportion of the performance period for which they were employed as described under "Equity Awards—Death, Disability or Retirement" on page 55. No amounts are shown for those PBRSUs because they remain subject to performance requirements even after the triggering event.

- **Cash Bonus and Performance-Based Award.** If the triggering event occurs at year-end, as assumed in the table above, each Named Officer would also be entitled to receive their annual cash bonus for the year in which the triggering event occurs (reported in column (g) of the Summary Compensation Table) and their Long-Term Global Growth Program performance-based restricted stock unit award for the three-year performance cycle ending such year, if any (reported in note 4 to the Grants of Plan-Based Awards Table).

(6) **Disability.** This column consists of the actuarial present value of additional long-term disability benefits for which each Named Officer is eligible, as described more fully on page 55. The amounts shown were calculated assuming an interest rate of 3.40%.

(7) **Retirement.** As shown in this column, the Named Officers would not be entitled to receive any incremental payment or benefit upon retirement. However, the vesting or distribution of certain existing compensation reported previously in this Proxy Statement would continue or be accelerated as follows:

- **Equity Awards.** Earned but unvested restricted stock units, except those subject to continued employment, would continue to vest in accordance with their original vesting schedule and all outstanding stock options, except those subject to continued employment, would be exercisable for a period of three years or until the end of the original term, whichever is shorter, as described under "Equity Awards—Death, Disability or Retirement" on page 55. All such awards were reported as compensation in the proxy statement for the year of grant, to the extent the executive was a "Named Officer" for that year. The Named Officers would also be entitled to vest at the conclusion of each Growth Performance Plan three-year performance cycle in a prorated amount of the PBRSUs earned reflecting the proportion of the performance period for which they were employed as described under "Equity Awards—Death, Disability or Retirement" on page 55. No amounts are shown for those PBRSUs because they remain subject to performance requirements even after the triggering event.

- **Retirement Accruals.** Each Named Officer would be entitled to receive their retirement benefits under the Retirement Plan and Supplemental Retirement Plan, if any, as described on pages 49 to 51. Each Named Officer would also be entitled to receive the balance in their account under the Savings & Investment Plan and other comparable foreign plans, including the Company contributions made pursuant to the Company match, profit-sharing and, for all Named Officers except Mr. Cook, retirement program under the Savings & Investment Plan, as well as investment gains and losses thereon. As of year-end 2019, the balance, which remains subject to future investment gains and losses, in each Named Officer's Savings & Investment Plan and other comparable foreign plans accounts from these sources was as follows: Mr. Cook—$2,863,094; Mr. Wallace—$1,733,955; Mr. Jakobsen—$603,322; Ms. Daniels—$147,780; Ms. Parameswaran—$796,800; and Mr. Tsourapas—$447,834. The annual contributions by the Company to these accounts are reported in note 6 to the Summary Compensation Table.

- **Cash Bonus and Performance-Based Award.** If the triggering event occurs at year-end, as assumed in the table above, each Named Officer would also be entitled to receive their annual cash bonus for the year in which the triggering event occurs (reported in column (g) of the Summary Compensation Table) and their Long-Term Global Growth Program performance-based restricted stock unit award for the three-year performance cycle ending such year, if any (reported in note 4 to the Grants of Plan-Based Awards Table).

- **Deferred Compensation Balances.** The Named Officers would be entitled to receive any amounts previously deferred by or allocated to them under the Deferred Compensation Plan and Supplemental Savings & Investment Plan (reported as of year-end 2019 in column (f) of the Nonqualified Deferred Compensation Table) in accordance with the distribution schedule they elected.

CEO Pay Ratio

Colgate's products are marketed in over 200 countries and territories throughout the world with approximately 70% of its net sales generated outside the United States and approximately 50% of net sales coming from emerging markets. Consistent with its global presence, Colgate has a dispersed workforce, with over 85% of its employees based outside the United States in over 100 countries. To attract and retain talent, Colgate seeks to pay competitively in each jurisdiction consistent with market practice, resulting in compensation levels that vary from country to country. Colgate's workforce also covers a broad range of functions, from manufacturing employees to management personnel, and includes both employees who are compensated on a salaried basis and those who are compensated on an hourly basis.

For 2019, the median of the annual total compensation of all employees of the Company (other than the CEO, Noel Wallace) was $24,055 and the annual total compensation of the CEO was $11,149,290. As permitted by SEC rules, the Company elected to annualize the compensation of Mr. Wallace, who became CEO on April 2, 2019 and was serving as CEO on October 1, 2019, the anniversary of the determination date previously used. To annualize Mr. Wallace's compensation, the following adjustments were made:

- his base salary was annualized to $1,250,000 (from the $1,175,000 reported in the Summary Compensation Table, which reflected his lower salary during the portion of the year he served as President and Chief Operating Officer); and
- his non-equity incentive plan compensation was annualized to $2,620,000 (from the $2,374,375 reported in the Summary Compensation Table, which reflected his full year 2019 bonus award opportunity of 145% of base salary rather than the 160% of base salary award opportunity he would have been entitled to had he served as CEO for all of 2019).

No annualization was required for the other components of Mr. Wallace's compensation.

Based on this information, for 2019 the CEO's annual total compensation was 463 times that of the median of the annual total compensation of all employees. This amount is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

The above-referenced pay ratio may not be comparable to pay ratios disclosed by other companies, including the companies in the Comparison Group (as defined in the CD&A). Pay ratios at different companies may vary due to differences in workforce composition, including geographic breadth, types of work performed and the relative percentages of salaried versus hourly compensated workers.

Methodology for Determining the Median Employee and Annual Total Compensation

For purposes of calculating the above-referenced 2019 pay ratio, the Company used the same median employee that was identified in 2017, as the Company determined that there have been no changes to the employee population or employee compensation arrangements in 2019 (including the compensation arrangements of the previously identified median employee) that the Company believes would result in a significant change to the Company's pay ratio.

The Company used the following methodology, material assumptions, adjustments and estimates to identify the median of the annual total compensation of all employees of the Company. As described above, all determinations were made in 2017 except the annual total compensation of the median employee, which was calculated for 2019 based on the median employee identified in 2017.

Determination of Employee Population in 2017

The Company determined that, as of October 1, 2017, it had approximately 36,350 employees (including temporary employees) working for Colgate-Palmolive Company or its consolidated subsidiaries, of which approximately 5,000 were based in the United States and the remaining approximately 31,350 were based outside the United States.

As permitted by SEC rules, the Company chose to exclude from this population approximately 900 employees in 57 countries, representing approximately 2.5% of the Company's total employees. All employees from each of these countries, which are identified in Annex B to this Proxy Statement along with the number of employees based in each such country, were excluded. As a result, the Company's employee population used for determining the median employee was approximately 35,450, consisting of approximately 5,000 employees based in the United States and approximately 30,450 employees based outside the United States.

Statistical Sampling

The Company elected to use statistical sampling to identify the median employee and conducted a simple random sample of 2,000 employees worldwide, which was determined to be the appropriate sample size for the size and complexity of the Company's employee population based on advice from an external consultant.

Compensation Measure

The Company selected base salary or comparable wages for the 12-month period ended September 30, 2017 as the measure of compensation that could be consistently applied across the sample population. In making this determination, the compensation of all permanent employees included in the sample who were hired in 2017 but were not employed for the entire measurement period was annualized, but no cost-of-living adjustments were made. Using this methodology, the median employee was identified as a full-time, hourly employee located in Chile.

Annual Total Compensation of Median Employee

The elements of the median employee's annual total compensation for 2019 were calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $24,055. For purposes of this disclosure, Chilean pesos were converted to U.S. dollars using a 12-month average exchange rate from January 1, 2019 through December 31, 2019.

Stock Ownership

Stock Ownership of Directors and Executive Officers

Directors and executive officers of the Company own significant amounts of Colgate stock. Under the Company's stock ownership guidelines, non-employee directors are required to own stock equal in value to at least five times their annual share grant, and executive officers of the Company are required to own stock equal in value to between two and eight times their salary, depending on their position.

The following table shows the beneficial ownership of Common Stock of each current director, each of the Named Officers and the directors and executive officers (including the Named Officers) as a group. "Beneficial ownership" as used here means more than "ownership" as that term is commonly used. For example, a person "beneficially" owns Common Stock not only if he or she holds it directly, but also if he or she has (or shares) the power to vote or sell the stock indirectly (for example, through a relationship, a position as a director or trustee, or a contract or understanding). Beneficial ownership also includes shares a person has the right to acquire within 60 days, for example, through the exercise of a stock option.

| | Common Stock | | | |
| | Amount and Nature of Beneficial Ownership[1][2] | | | |
Name of Beneficial Owner	Directly Owned	Exercisable Options[3]	Common Stock Units	Held by Savings & Investment Plan Trustee[4]
Ian Cook[5]	1,042,069	2,714,820[6]	—	127,366
Noel R. Wallace [7]	182,732	565,062	—	47,037
Henning I. Jakobsen	36,528	122,664	—	6,615
Jennifer M. Daniels	30,115	235,147	—	743
Prabha Parameswaran	10,036	110,638	—	3,854
Panagiotis Tsourapas[8]	39,333	182,799	—	6,067
John P. Bilbrey[9]	4,719	15,952	13,238[10]	—
John T. Cahill[11]	23,143	16,883	22,737[10]	—
Lisa M. Edwards[12]	1,572	—	—	—
Helene D. Gayle[13]	24,465	—	11,736[10]	—
C. Martin Harris[12]	7,515	10,402	—	—
Martina Hund-Mejean[12][14]	—	—	—	—
Lorrie M. Norrington[12]	889	13,198	15,184[10]	—
Michael B. Polk	14,735	20,176	—	—
Stephen I. Sadove	23,150	16,883	11,069[10]	—
All directors and executive officers as a group (20 persons)	1,614,322	4,723,244	73,964	325,562

NOTES TO THE STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS TABLE

[1] Information about Common Stock holdings is as of March 9, 2020, the record date for the Annual Meeting. Unless stated otherwise in these notes, each person named in the table owns his or her shares directly and has sole voting and investment power over such shares.

[2] Each person named in the table beneficially owns less than 0.25% of the outstanding Common Stock, except for Mr. Cook who owns 0.45%. The directors and executive officers as a group beneficially own 0.78% of the outstanding Common Stock.

[3] Except as noted in note 6 below, this column consists of options that are exercisable on or before May 8, 2020, which is 60 days after March 9, 2020. As of March 9, 2020, a total of 31,474,762 options were outstanding under the 2019 Plan and the predecessors to the 2019 Plan and 35,803,521 shares were available for future grants under the 2019 Plan.

[4] Consists of Common Stock credited to or otherwise beneficially owned by executive officers under the Company's Savings & Investment Plan. Under this plan, the Company issues Common Stock to a trustee acting on behalf of the plan. Employees who participate in the Savings & Investment Plan, including the Named Officers, have voting power over the shares allocated to their accounts under the plan, subject to the right of the plan trustee to vote such shares if a participant fails to do so. Participants have no investment power over such shares until they are distributed or diversified at the participant's election in accordance with the terms of the plan.

[5] Mr. Cook's holdings include 194,540 shares of Common Stock held through the Ian M. Cook 2018 GRAT.

[6] Mr. Cook's holdings include 85,246 shares of Common Stock owned by the Cook Family 2012 Trust because he has the right to reacquire such shares at any time.

[7] Mr. Wallace's holdings include 332 shares of Common Stock owned by the Noel R. Wallace 2012 GST Trust.

[8] Mr. Tsourapas's holdings include 39,279 shares of Common Stock held through the Panagiotis Tsourapas Revocable Living Trust and 3,097 shares of Common Stock held by his spouse through the Company's Savings & Investment Plan.

[9] Mr. Bilbrey's holdings include 4,719 shares of Common Stock owned by the John P. Bilbrey Revocable Trust.

(10) Consists of Common Stock units credited to one or more of the following accounts: (i) a deferred account for amounts granted under the 2019 Plan, 2013 Plan and any predecessor plans; or (ii) a deferred account under the Restated and Amended Deferred Compensation Plan for Non-Employee Directors. In each case, the holder of Common Stock units has no voting or investment power over such units.

(11) Mr. Cahill's holdings include 23,143 shares of Common Stock owned by the John Tobin Cahill Revocable Trust.

(12) Ms. Edwards was first elected to the Board effective March 1, 2019, Dr. Harris was first elected to the Board effective March 14, 2016, Ms. Hund-Mejean was first elected to the Board effective March 11, 2020 and Ms. Norrington was first elected to the Board effective September 9, 2015. Directors have five years from the date of their initial election to meet the Company's stock ownership guidelines.

(13) Dr. Gayle's holdings include 19,240 shares of Common Stock owned by the Revocable Trust of Helene Gayle.

(14) In accordance with the 2019 Plan, Ms. Hund-Mejean, who was first elected to the Board effective March 11, 2020, will receive grants in 2020 of shares of Common Stock equal in value to $150,000 and options to purchase shares of Common Stock equal in value to $37,500 on May 11, 2020.

Stock Ownership of Certain Beneficial Owners

The following table sets forth information regarding persons or groups known to the Company to be beneficial owners of more than 5% of the Company's outstanding Common Stock as of December 31, 2019.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned as of December 31, 2019	Percent of Common Stock Outstanding as of December 31, 2019
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	78,029,288[1]	9.1%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	60,405,881[2]	7.0%
State Street Corporation[3] State Street Financial Center One Lincoln Street Boston, MA 02111	56,280,269[4]	6.6%

NOTES TO THE STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS TABLE

(1) On a Schedule 13G/A filed with the SEC by The Vanguard Group ("Vanguard") on February 12, 2020, Vanguard reported that, as of December 31, 2019, it beneficially owned 78,029,288 shares of Common Stock with sole voting power over 1,258,411 shares of Common Stock, shared voting power over 276,657 shares of Common Stock, sole dispositive power over 76,566,900 shares of Common Stock and shared dispositive power over 1,462,388 shares of Common Stock.

(2) On a Schedule 13G/A filed with the SEC by BlackRock, Inc. ("BlackRock") on February 5, 2020, BlackRock reported that, as of December 31, 2019, it beneficially owned 60,405,881 shares of Common Stock with sole voting power over 51,880,149 shares of Common Stock and sole dispositive power over 60,405,881 shares of Common Stock.

(3) State Street Bank and Trust Company, a subsidiary of State Street Corporation ("State Street"), is the trustee of the Colgate-Palmolive Company Employee Stock Ownership Trust (the "Trustee").

(4) On a Schedule 13G filed with the SEC by State Street on February 14, 2020, State Street reported that, as of December 31, 2019, it beneficially owned 56,280,269 shares of Common Stock with shared voting power over 51,736,067 shares of Common Stock and shared dispositive power over 56,250,056 shares of Common Stock.

For information regarding the voting of shares allocated to the Colgate-Palmolive Company Employee Stock Ownership Plan participants, please see "Questions and Answers About Colgate's Annual Meeting—How can I vote if I am an employee participating in the Company's Savings & Investment Plan?" The Trustee will vote unallocated shares in the same proportion in which allocated shares are voted.

Proposals Requiring Your Vote

The following five proposals will be presented at the meeting for your vote. When voting by internet or telephone, you will be instructed how to vote for or against or abstain from voting on these proposals. If you received a printed copy of your proxy materials, space is provided on the proxy card to vote for or against or abstain from voting on each of the proposals.

Proposal 1
Election of Directors

The Board has nominated ten people for election as directors at the Annual Meeting. All nominees are currently serving as directors of the Company and all nominees except for Ms. Hund-Mejean were elected at the 2019 Annual Meeting. Ms. Hund-Mejean was elected by the Board effective March 11, 2020. If you elect these nominees, they will hold office until the next Annual Meeting or until their successors have been elected and qualified.

The nominees are John P. Bilbrey, John T. Cahill, Lisa M. Edwards, Helene D. Gayle, C. Martin Harris, Martina Hund-Mejean, Lorrie M. Norrington, Michael B. Polk, Stephen I. Sadove and Noel R. Wallace. Biographical information regarding the nominees and information regarding the skills and qualifications of the nominees appears on pages 13 to 17 of this Proxy Statement.

 The Board of Directors recommends a vote **FOR** the nominees for director listed above.

Proposal 2
Ratification of Selection of Independent Registered Public Accounting Firm

The Company asks that you ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as Colgate's independent registered public accounting firm for 2020. PricewaterhouseCoopers LLP has audited the accounts of the Company since May 2002. The members of the Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers LLP as Colgate's independent registered public accounting firm is in the best interests of the Company and the Company's stockholders.

 The Board of Directors recommends a vote **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2020.

Audit Committee Report

The Audit Committee is composed of four independent directors. The Board of Directors has determined that it would be desirable for all Audit Committee members to be "audit committee financial experts" as that term is defined under SEC rules. The Board has conducted an inquiry into the qualifications and experience of each member of the Audit Committee, and has determined that they each meet the SEC's criteria for audit committee financial experts.

Role and Responsibilities

The Audit Committee assists the Board of Directors in its oversight of the Company's financial statements and reporting processes, including the Company's internal control over financial reporting and the Company's Internal Audit function. The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm, including review of their qualifications, independence and performance and approval of their fees. In addition, the Audit Committee oversees the Company's Global Ethics and Compliance function, enterprise risk management process and compliance with legal and regulatory requirements. For more information about oversight of the Global Ethics and Compliance function, including procedures for investigating complaints related to accounting, internal accounting controls or auditing matters, see "Governance of the Company—Communications to the Board of Directors." A copy of the charter of the Audit Committee, which describes these and other responsibilities of the committee, is available on the Company's website at www.colgatepalmolive.com.

Management has the direct and primary responsibility for the financial statements and the reporting processes, including establishing and maintaining adequate internal control over financial reporting. The independent registered public accounting firm is responsible for auditing the annual financial statements prepared by management and expressing an opinion as to whether those financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries and the results of their operations and their cash flows in conformity with accounting principles generally accepted in the United States of America. The independent registered public accounting firm is also responsible for auditing the effectiveness of the Company's internal control over financial reporting.

Selection of Independent Registered Public Accounting Firm

The Audit Committee appointed PricewaterhouseCoopers LLP ("PwC") to audit the Company's financial statements as of and for the year ended December 31, 2019 and the effectiveness of the Company's internal control over financial reporting as of December 31, 2019. PwC has served as the Company's independent registered public accounting firm continuously since May 2002. The Audit Committee considered several factors in selecting PwC as the Company's independent registered public accounting firm, including the firm's independence and internal quality controls, the proposed lead audit partner and overall depth of talent, their experience with the Company's industry (including any potential conflicts arising from representation of direct competitors of the Company) and their capability and expertise in handling the breadth and complexity of the Company's global operations along with the firm's familiarity with the Company's business, accounting policies and internal control over financial reporting. In determining whether to reappoint PwC as the Company's independent registered public accounting firm for the year ending December 31, 2020, the Audit Committee again took those factors into consideration along with its evaluation of the past performance of PwC. The Audit Committee determined that the continued retention of PwC as the Company's independent registered public accounting firm is in the Company's best interests. The Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm in order to assure continuing auditor independence.

Pursuant to the five-year rotation requirement mandated by the Sarbanes-Oxley Act of 2002, PwC's lead audit partner rotated in 2019. The process for selecting the new lead audit partner involved an assessment of many factors, including the candidates' independence, objectivity, broad-based business judgment, multinational and industry experience, commitment to serving the Company, ability to leverage the resources of the firm and commitment to continuous improvement and robust dialogue with the Audit Committee. The selection process also involved discussions with management and the Audit Committee regarding each of the candidates and a meeting between the Audit Committee chair and the final candidate for the role.

Review and Recommendation Regarding Financial Statements

The Audit Committee met seven times in 2019, including to review and discuss each quarterly earnings release prior to its announcement and each of the Company's quarterly and annual financial statements. The Audit Committee reviewed and discussed the scope of and plans for the internal and external audits with management and the independent registered public accounting firm together and separately. The Audit Committee also met with management and the independent registered public accounting firm together and separately to review and discuss the audited financial statements, including the critical audit matter reported on by the independent registered public accounting firm, and matters related to the design and operating effectiveness of the Company's internal control over financial reporting. These discussions and reviews included the reasonableness of significant estimates and judgments, significant accounting policies (including critical accounting policies), significant unusual transactions, the independent registered public accounting firm's assessment of the quality, not just acceptability, of the Company's accounting principles, risk assessment and such other matters as are required to be discussed with the Audit Committee under the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB").

The Audit Committee has received the written disclosures of the independent registered public accounting firm as required by the applicable requirements of the PCAOB, and has discussed with the independent registered public accounting firm, and received a letter from them confirming, their independence from management and the Company. In addition, the Audit Committee has reviewed and approved the Company's policy with regard to the hiring of former employees of the Company's independent registered public accounting firm. In evaluating the independent registered public accounting firm's independence, the Audit Committee considered whether the firm's provision of any non-audit services impaired or compromised the firm's independence and the Audit Committee concluded that the provision of those services did not. Those services, along with the fees paid to the independent registered public accounting firm and the Audit Committee's pre-approval policy for services that may be performed by the Company's independent registered public accounting firm, are described below.

Based upon the review and discussions described in this report, the Audit Committee recommended to the Board of Directors that the audited financial statements as of and for the year ended December 31, 2019 be accepted and included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC.

The foregoing report has been submitted by the members of the Audit Committee as of February 19, 2020, the date the foregoing report was approved by the Audit Committee: John T. Cahill (Chair), Charles A. Bancroft (who served until March 11, 2020), Lorrie M. Norrington and Stephen I. Sadove.

Fees of Independent Accounting Firm

The Audit Committee approves the fees billed or expected to be billed by PricewaterhouseCoopers LLP for their services. Such fees for services rendered to the Company during 2019 and 2018 are set forth below. The Audit Committee has concluded that the provision to the Company of the non-audit services by PricewaterhouseCoopers LLP described below did not and does not impair or compromise their independence. All such services were pre-approved by the Audit Committee in accordance with the pre-approval policy described below.

PRICEWATERHOUSECOOPERS LLP FEES
(in millions)

	2019 ($)	2018 ($)
Audit Fees	12.5	12.1
Audit-Related Fees	1.0	0.4
Tax Fees	2.3	1.8
All Other Fees	—	—
Total	15.8	14.3

Audit Fees

These amounts represent fees billed or expected to be billed by PricewaterhouseCoopers LLP for professional services rendered for the audits of the Company's annual financial statements for the years ended December 31, 2019 and 2018 and the effectiveness of its internal control over financial reporting as of December 31, 2019 and 2018, the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q, and services related to statutory and regulatory filings and engagements for such fiscal years.

Audit-Related Fees

These amounts represent fees billed or expected to be billed by PricewaterhouseCoopers LLP for professional services rendered that were reasonably related to the performance of the audits or the reviews of the Company's financial statements in 2019 and 2018 (but which are not included under "Audit Fees" above). Audit-Related fees consist primarily of certain agreed-upon-procedures engagements. The increase in Audit-Related fees in 2019 was a result of procedures performed by PricewaterhouseCoopers LLP in connection with the Company's multi-year implementation of its new enterprise resource planning system.

Tax Fees

These amounts represent fees billed or expected to be billed by PricewaterhouseCoopers LLP for professional services rendered relating to tax compliance, tax advice and tax planning in various tax jurisdictions around the world. Specifically, these fees were associated with assistance in tax return filings, tax audits and refund claims, as well as advice on interpretation of and compliance with tax laws and tax valuation services. The increase in this category in 2019 was primarily due to tax planning services provided by PricewaterhouseCoopers LLP related to the Tax Cuts and Jobs Act.

All Other Fees

None.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy for the pre-approval of all audit and permitted non-audit services that may be performed by the Company's independent registered public accounting firm. Under this policy, each year, at the time it engages the independent registered public accounting firm, the Audit Committee pre-approves the audit engagement terms and fees and also pre-approves detailed types of audit-related and permitted tax services, subject to certain dollar limits, that may be performed during the year. All other permitted non-audit services are required to be pre-approved by the Audit Committee on an engagement-by-engagement basis. The Audit Committee may delegate its authority to pre-approve services to one or more of its members, whose activities are reported to the Audit Committee at each regularly scheduled meeting.

Independent Accounting Firm Attendance at Annual Meeting

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting. They will have the opportunity to make a statement and will be available to respond to appropriate questions.

Proposal 3
Advisory Vote on Executive Compensation

The Company asks that you indicate your support for the executive compensation, as described in this Proxy Statement, of the executive officers of the Company named in the Summary Compensation Table appearing on page 43. The Company is providing stockholders with this vote pursuant to Section 14A of the Exchange Act. The Company currently intends to submit the executive compensation to an advisory vote at its Annual Meeting of Stockholders each year, consistent with the advisory vote of the stockholders at the Company's 2017 Annual Meeting of Stockholders.

The Board is asking you to cast a non-binding advisory vote on the following resolution:

"RESOLVED, that the compensation of the Company's executive officers named in the Summary Compensation Table, as disclosed in the Proxy Statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

The Compensation Discussion and Analysis, beginning on page 25, describes the Company's executive compensation programs and the compensation decisions made by the Personnel and Organization Committee and the Board of Directors for 2019 with respect to the Chief Executive Officer and the other officers named in the Summary Compensation Table (referred to as the "Named Officers"). As described in detail in the Compensation Discussion and Analysis and highlighted in the section captioned "Executive Summary," the key principles underlying the Personnel and Organization Committee's compensation philosophy are aligning pay and performance, driving strong business results, focusing on long-term shareholder return and attracting, motivating and retaining high-quality talent. Annual and long-term incentive award payments vary based on the Company's business performance, and long-term incentive award payments and the value of equity awards also vary based on the performance of the Company's Common Stock.

The Board is asking you to support this proposal. Because your vote is advisory, it will not be binding on the Board. However, the Board and the Personnel and Organization Committee will review the voting results in their entirety and take them into consideration when making future decisions regarding executive compensation.

 The Board of Directors recommends a vote **FOR** the executive compensation of the Company's Named Officers, as described in this Proxy Statement.

Proposal 4
Stockholder Proposal

Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, New York 11021, owner of at least 500 shares of Common Stock, has informed the Company in writing that he intends to offer the following resolution for consideration at the Annual Meeting.

Proposal 4—Independent Board Chairman

Shareholders request our Board of Directors adopt as policy, and amend our governing documents as necessary, to require that the Chairman of the Board be an independent member of the Board whenever possible. Although it would be better to have an immediate transition to an independent Board Chairman, the Board would have the discretion to phase in this policy for the next Chief Executive Officer transition.

If the Board determines that a Chairman, who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived in the unlikely event that no independent director is available and willing to serve as Chairman. This proposal requests that each necessary step be taken to accomplish the above.

Boeing is an example of a company changing course and naming an independent board chairman in October 2019. Boeing did not wait for the next CEO succession. And Boeing is in better shape than Colgate-Palmolive. Colgate-Palmolive stock has been flat for 5-years. For example, Colgate-Palmolive stock was at $70 in 2015. This lack of stock performance was in spite of a $5 Billion stock buyback plan which is supposed to boost the price of the stock even if the performance of Colgate-Palmolive does not improve.

However stock buybacks can be a sign of short-termism for executives- sometimes boosting share price (and executive pay) without boosting the underlying value, profitability, or ingenuity of the firm. A dollar spent repurchasing a share is a dollar that cannot be spent on new equipment, an acquisition or entry into a new market.

The 2019 proxy statement said that Colgate-Palmolive is great at succession planning. Now is a good time to see that succession planning in action in regard to our Lead Director, Stephen Sadove. Mr. Sadove has 13-year tenure. Long-tenure is the opposite of independence in a director. Independence is the most important attribute in a Lead Director. The 2019 proxy said Mr. Sadove "contributed strong leadership to Colgate's Board since he joined in 2007." However the proxy did not give one example of such "strong leadership."

An independent Chairman is best positioned to build up the oversight capabilities of the many new directors on our Board while the CEO addresses the challenging day-to-day issues facing the company.

Please vote yes:
Independent Board Chairman—Proposal 4

Company Response

Your Board of Directors recommends a vote **AGAINST** this stockholder proposal for the following reasons:

The Board is independent and has an independent Lead Director with the authority to ensure proper checks and balances.

With the exception of Ian Cook, the Executive Chairman, and Noel R. Wallace, the President and CEO, the Board is currently composed entirely of independent directors. As described earlier in this Proxy Statement, Mr. Cook will retire from the Board effective April 1, 2020, and the Board has elected Mr. Wallace as Chairman of the Board as of that date. Following this transition, the Board will continue to have an independent Lead Director, currently Stephen I. Sadove, and the entire Board will be independent except for Mr. Wallace.

The independent directors meet at each regularly scheduled Board meeting in separate executive sessions without any members of management present. These sessions are chaired by the independent Lead Director. The Lead Director serves a three-year term and is selected by and from the independent directors following nomination by the Nominating, Governance and Corporate Responsibility Committee. Colgate has long been committed to having an independent lead director, having established the position of Presiding Director in 2003 and expanded the role in 2006 and again in 2012 when it changed the title to Lead Director. The role of the Lead Director is clearly delineated in the Company's corporate governance guidelines, entitled "Board Guidelines on Significant Corporate Governance Issues." The role of the Lead Director is to:

- preside at all meetings of the Board at which the Chairman is not present (including the executive sessions of the independent directors);
- serve as interim Chairman if the Chairman is unable to perform his or her duties;
- establish agendas for the executive sessions of the independent directors in consultation with the other directors;
- serve as liaison between the independent directors and the Chairman and CEO (although all independent directors are encouraged to communicate freely with the Chairman and CEO and other members of management at any time);
- review and approve information to be sent to the Board;
- review and approve proposed Board meeting agendas;
- review and approve meeting schedules to help ensure there is sufficient time for discussion of all agenda items;
- have the authority to call meetings of the independent directors, as appropriate;
- authorize the retention of outside advisors and consultants who report directly to the independent directors on Board issues;
- be available (as deemed appropriate by the Board) for consultation and direct communication with stockholders; and
- perform such other duties as the Board may specify from time to time.

Mr. Sadove, who currently serves as Lead Director, is an effective director who contributes strong leadership to Colgate's Board. He also has extensive experience serving on a number of other public company boards.

Further, all of the members (including the chairs) of the Audit Committee, the Finance Committee, the Nominating, Governance and Corporate Responsibility Committee and the Board's compensation committee (known as the Personnel and Organization Committee) are independent directors. This, when coupled with the independent composition of the Board as described above, ensures that independent directors guide all critical matters, such as the integrity of the Company's financial statements, oversight of the enterprise risk management process, CEO and senior management compensation, succession planning and selection of directors.

The Board and the Company are committed to the highest standards of corporate governance.

Colgate's corporate governance practices and policies are described in the section of this Proxy Statement entitled, "Governance of the Company." As discussed in that section, Colgate has had a longstanding commitment to good corporate governance, including a policy requiring the annual election of all directors by majority vote. Reflecting the Board's commitment to continuous improvement, the Board reviews its governance practices on an ongoing basis to ensure that they promote shareholder value and effective functioning of the Board. As a result of this review, the Board has made a number of enhancements over the years. Notably, in January 2016, the Board adopted proxy access, allowing eligible stockholders to nominate directors for inclusion in Colgate's proxy statement if they satisfy the requirements specified in Colgate's by-laws. This proxy access right, together with the requirement that all directors be elected annually by majority vote, helps to ensure that Colgate's Board is accountable to stockholders.

Requiring an independent Chairman and the separation of the Chairman and CEO roles is not in the best interests of stockholders.

Stockholders are best served if the Board retains flexibility to decide what leadership structure works best for the Company based on the facts and circumstances existing from time to time. For example, as part of the succession planning process that took place in connection with the CEO transition from Mr. Cook to Mr. Wallace in 2019, the Board assessed its leadership structure and determined that appointing Mr. Wallace as President and CEO and Mr. Cook as Executive Chairman for a period of up to one year while retaining Mr. Sadove as Lead Director was in the Company's best interests at that time. In connection with Mr. Cook's upcoming retirement, the Board again assessed its leadership structure and determined that appointing Mr. Wallace as Chairman, President and CEO while retaining Mr. Sadove as Lead Director is in the Company's best interests at this time.

Colgate's active and independent Board, with its robust Lead Director role and independent committee chairs, ensures that the Board, and not the Chairman alone, determines the Board's focus. The Chairman is guided by these strong independent leaders and having Colgate's current or former CEO serve as the Chairman creates a bridge to management that helps provide the Board with the management support it needs. Having a unified leadership structure is particularly beneficial at this time given the dynamic consumer and retail landscape and rapidly evolving environment in which Colgate competes. Based on these considerations, the Board believes that this is the best leadership structure for the Company at this time and that, operating under this structure, the Board will continue to effectively guide the Company and represent the interests of the stockholders. A requirement that the Chairman be an independent director, as the proposal requests, would reduce the Board's ability to act in the best interests of the Company and to respond to the changing needs of the Board and the Company.

Given its in-depth knowledge of Colgate's business and experience, the Board is uniquely positioned to evaluate the optimal leadership structure for the Company at any particular time, and, based on the effective governance practices described above, stockholders can be confident the Board is composed of the right people to make that determination. The Board believes that retaining the flexibility to determine the best Board leadership structure based on the circumstances in effect from time to time best protects the interests of the stockholders.

 For these reasons, the Board of Directors recommends a vote **AGAINST** this proposal.

Proposal 5
Stockholder Proposal

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, owner of at least 100 shares of Common Stock, has informed the Company in writing that he intends to offer the following resolution for consideration at the Annual Meeting.

Proposal 5—Make Shareholder Right to Call Special Meeting More Accessible

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Special shareholder meetings allow shareholders to vote on important matters, such as electing new directors that can arise between annual meetings. This proposal topic won more than 70%-support at Edwards Lifesciences and SunEdison. This proposal topic, sponsored by William Steiner, also won 78% support at a Sprint annual meeting with 1.7 Billion yes-votes. Nuance Communications (NUAN) shareholders gave 94%-support to a 2018 shareholder proposal calling for 10% of shareholders to call a special meeting.

This proposal topic won 47% support at the 2018 Colgate-Palmolive annual meeting. This 47%-support represented at least 51%-support from the shareholders who have access to independent proxy voting advice. Thus Colgate-Palmolive should have adopted this proposal in 2018.

The current stock ownership threshold of 25% can mean that more than 50% of shareholders must be contacted during a short window of time to simply call a special meeting. Plus many shareholders, who are convinced that a special meeting should be called, can make a small paperwork error that will disqualify them from counting toward the 25% ownership threshold that is now needed for a special meeting.

The company 2018 proxy in effect said that it is more important for Colgate-Palmolive to pinch pennies on shareholder rights than for shareholders to have a better opportunity to exercise their right to call a special meeting. Yet our Directors provided no figures on the financial burden on shareholders to exercise their right to call a special meeting. Such a financial burden on shareholders ensures that shareholders will have a serious and urgent reason to call a special meeting.

This proposal improves shareholder engagement because productive shareholder engagement depends on shareholders having a Plan B if engagement fails. This proposal will give shareholders a greater Plan B. Shareholders must engage management from a position of strength.


Please vote to improve shareholder engagement:
Make Shareholder Right to Call Special Meeting More Accessible—Proposal 5


Company Response

Your Board of Directors recommends a vote **AGAINST** this stockholder proposal for the following reasons:

The Company's existing 25% threshold gives stockholders a meaningful right to call a special meeting while striking the appropriate balance against potential abuses by special interests and the substantial administrative and financial burdens that special meetings impose.

Colgate does not oppose stockholders having the right to call a special meeting. In fact, Colgate's by-laws have permitted holders of 25% of Colgate's stock to call a special meeting since 2007. Reducing the threshold to 10%, as the proponent now suggests, would enable a very small number of stockholders (currently, as few as two) to call a special meeting.

Special meetings, by their nature, are extraordinary and should occur rarely. Holding a special meeting is very costly and time-consuming to the Company due to the legal costs associated with preparing required proxy materials, the substantial printing and mailing costs, the diversion of the Board and senior management's time and attention and the expenditure of other Company resources required to prepare for and conduct the special meeting.

Recognizing the substantial administrative and financial burdens that a special meeting imposes, the Board believes that Colgate's existing 25% ownership threshold strikes the appropriate balance between allowing stockholders to vote on important matters that arise between annual meetings and protecting against the risk that a single stockholder or small group of stockholders could call a meeting potentially to further a narrow agenda not favored by the majority of stockholders. Colgate's 25% ownership threshold is also the most common threshold among large public companies who offer stockholders the right to call a special meeting and has consistently been supported by Colgate's stockholders at prior annual meetings. The same proponent of this stockholder proposal has presented similar proposals seeking to lower Colgate's 25% ownership threshold to 15% or 10% five other times in recent years. In each instance, a majority of votes cast on the proposal voted against lowering the threshold.

The Company's corporate governance practices ensure Board accountability and help facilitate stockholder action.

The Board also believes this proposal should be evaluated in the context of Colgate's overall corporate governance, including other stockholder rights available under Colgate's by-laws and applicable law and the demonstrated accessibility and accountability of the Board. In addition to the existing right of holders of 25% of Colgate's stock to call a special meeting, Colgate's by-laws provide that any stockholder may commence a consent solicitation without any minimum holding requirement. This gives stockholders another powerful tool to express their views and initiate actions desired by them between annual meetings. Also, stockholder approval is required for many key corporate actions. Under Delaware law and NYSE rules, Colgate must submit certain significant matters to a stockholder vote, including mergers and consolidations, large share issuances, the adoption of equity compensation plans and amendments to its certificate of incorporation.

Moreover, Colgate's governance policies promote open communication between stockholders and the Board. The Company encourages stockholders to communicate directly with the Board of Directors by sending an e-mail to directors@colpal.com or by writing to Directors, c/o Office of the Chief Legal Officer, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, New York 10022. Stockholders may ask questions during the question and answer portion of the Annual Meeting, which is generally attended by all directors, and eligible stockholders may also nominate directors for inclusion in Colgate's proxy statement if they satisfy the requirements specified in Colgate's by-laws.

Finally, following Colgate's most recent receipt of a similar proposal in connection with the 2018 Annual Meeting of Stockholders, during the course of stockholder engagement efforts Colgate engaged with a number of its institutional investors regarding their views of the appropriate ownership threshold for stockholders to call a special meeting. These discussions highlighted that Colgate's largest investors do not have a uniform view on this subject, though a significant majority of the institutions with whom the Company engaged opposed lowering the ownership threshold from its current 25% to 10%, as the proposal had requested. Absent such a uniform view, that feedback together with the broader perspective of Colgate's stockholders as demonstrated by the prior annual meeting votes on this topic reinforce the Board's belief that Colgate's existing 25% ownership threshold continues to be appropriate.

In light of the existing right of Colgate stockholders to call a special meeting, as well as Colgate's governance policies and statutory and by-law provisions that facilitate stockholder action and communication with the Board, the Board believes this proposal is unnecessary. Colgate's existing 25% ownership threshold for stockholders to call a special meeting strikes the right balance between the ability of stockholders to call a special meeting and the interests of the Company and its stockholders in promoting the appropriate use of Colgate's resources.

 For these reasons, the Board of Directors recommends a vote **AGAINST** this proposal.

Other Matters

As of the date of this Proxy Statement's printing, we do not intend to submit any matters to the meeting other than those set forth herein, and we know of no additional matters that will be presented by others. However, if any other business should come before the meeting and you have voted by proxy, the Company's directors named on the voting website and your proxy card as the Proxy Committee (the "Proxy Committee") have discretionary authority to vote your shares with respect to such matters in accordance with their best judgment.

By order of the Board of Directors.



Jennifer M. Daniels
Chief Legal Officer and Secretary

Questions and Answers About Colgate's Annual Meeting

Who receives this Proxy Statement?

Beginning March 25, 2020, we are mailing a printed copy of this Proxy Statement, a proxy card and the 2019 Annual Report of the Company to stockholders who have requested a printed copy, and a Notice of Internet Availability to all other stockholders who have not consented to electronic delivery. The Annual Report being made available on the internet and mailed with the Proxy Statement is not part of the proxy-soliciting material.

Who is entitled to vote at the Annual Meeting?

The Company has one class of voting stock outstanding: Common Stock. If you were a record owner of the Company's Common Stock on March 9, 2020, the record date for voting at the Annual Meeting, you are entitled to vote at the meeting. At the close of business on March 9, 2020, there were 857,447,243 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock has one vote.

How can I vote my shares?

You can vote your shares in two ways: either by proxy or electronically during the virtual Annual Meeting. If you choose to vote by proxy, you may do so using the internet, the telephone or, if you received a printed copy of your proxy materials, the mail. Each of these procedures is more fully explained below. Even if you plan to attend the virtual meeting, the Board recommends that you vote by proxy.

How can I vote my shares by proxy?

You may vote your proxy by internet, telephone or, if you received a printed copy of your proxy materials, by mail, each as more fully explained below. In each case, the deadline for voting is 11:59 p.m. (Eastern Daylight Time) on Thursday, May 7, 2020, unless you are a Colgate employee participating in the Savings & Investment Plan or another Colgate employee stock ownership plan, in which case the deadline for voting is 11:59 p.m. (Eastern Daylight Time) on Wednesday, May 6, 2020. When you vote your proxy, you can specify whether you wish to vote "FOR" or "AGAINST" or "ABSTAIN" from voting on each nominee for director, the ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2020 and, if properly presented at the meeting, two stockholder proposals. In addition, you can cast a non-binding advisory vote on executive compensation. We will vote your shares as you direct.

If any other matters are properly presented for consideration at the Annual Meeting, the Proxy Committee will have discretion to vote for you on those matters. At the time this Proxy Statement was printed, we knew of no other matters to be raised at the Annual Meeting.

**VOTE BY INTERNET**	To vote your shares via the internet, go to the voting website, www.proxyvote.com. Internet voting is available 24 hours a day, seven days a week. You will have the opportunity to confirm that your instructions have been properly recorded. The internet voting procedures are designed to authenticate stockholders through individual control numbers. If you received a proxy card in the mail and choose to vote via the internet, you do not need to return your proxy card.
**VOTE BY TELEPHONE**	If you reside in the United States, Canada or Puerto Rico, you can vote your shares by telephone by calling the toll-free number provided on the voting website (www.proxyvote.com) and on the proxy card. Telephone voting is available 24 hours a day, seven days a week. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. The telephone voting procedures are designed to authenticate stockholders through individual control numbers. If you received a proxy card in the mail and choose to vote by telephone, you do not need to return your proxy card.
**VOTE BY MAIL**	If you received a printed copy of your proxy materials, you can vote your shares by completing and mailing the enclosed proxy card to us so that we receive it by the deadline. If you received a Notice of Internet Availability, you can request a printed copy of your proxy materials by following the instructions contained in the notice. If you sign and return your proxy card but do not specify how to vote, we will vote your shares in favor of the Board's nominees for director, the ratification of the selection of the independent registered public accounting firm and the advisory vote on executive compensation, and against the two stockholder proposals.

How can I vote my shares during the Annual Meeting?

As described in more detail below under "How can I participate in the Annual Meeting," this year's Annual Meeting will be a virtual meeting conducted on the following website: www.virtualshareholdermeeting.com/CL2020 (the "Annual Meeting Website"). If you would like to vote at the Annual Meeting, please follow the instructions that will be available on the Annual Meeting Website during the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you should follow the instructions provided by your bank, broker or other holder of record to be able to vote electronically at the meeting. Voting by proxy, whether by internet, telephone or mail, will not limit your right to vote electronically at the Annual Meeting. However, if you vote by proxy and also participate in the meeting, there is no need to vote electronically at the meeting unless you would like to change your vote.

How can I participate in the Annual Meeting?

Participation in the Annual Meeting is limited to holders of Common Stock on March 9, 2020, the record date for voting at the Annual Meeting.

Due to the emerging public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of Colgate's stockholders, business partners, employees and Board of Directors, the Annual Meeting will be a completely virtual meeting, conducted only via live webcast. You will have the same rights and opportunities to participate as you would have at a physical annual meeting.

You will be able to participate in the virtual meeting, vote your shares electronically and submit your questions during the meeting by visiting the Annual Meeting Website (www.virtualshareholdermeeting.com/CL2020). To participate in the Annual Meeting, you will need the 16-digit control number found on your Notice of Internet Availability, your proxy card or the instructions that accompany your proxy materials. If your shares are held in the name of a bank, broker or other holder of record, you should follow the instructions provided by your bank, broker or other holder of record to be able to participate in the meeting.

The meeting webcast will begin promptly at 10:00 a.m., Eastern Daylight Time, on Friday, May 8, 2020. Access to the Annual Meeting Website will begin at 9:30 a.m. Eastern Daylight Time and we encourage you to access the Annual Meeting Website prior to the start time.

For those unable to attend the virtual annual meeting, a recorded version of the webcast will be made available on the Company's website.

What if I have technical difficulties or trouble accessing the virtual meeting?

If you encounter any technical difficulties accessing the Annual Meeting Website or during the virtual meeting, please call: (800) 586-1548 (toll-free) or (303) 562-9288 (international). Technical support will be available thirty minutes prior to the start time of the Annual Meeting.

How can I ask a question during the Annual Meeting?

You will be able to submit written questions during the Annual Meeting by following the instructions that will be available on the Annual Meeting Website during the Annual Meeting. As part of the Annual Meeting, we will hold a live question and answer session, during which we intend to answer questions submitted in accordance with the Annual Meeting's Rules of Conduct (which will be available on the Annual Meeting Website) that are pertinent to the Company and the meeting matters, as time permits. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

Is my vote confidential?

All proxies, ballots and vote tabulations that identify stockholders are confidential. An independent tabulator will receive, inspect and tabulate your proxy whether you vote by internet, telephone or mail. Your vote will not be disclosed to anyone other than the independent tabulator without your consent, except if proxies are being solicited for a change in control of the Company or if doing so is necessary to meet legal requirements.

Can I change my vote?

Yes. You can change your vote or revoke your proxy at any time before it is exercised at the Annual Meeting by taking any one of the following actions: (i) follow the instructions given for changing your vote via the internet or by telephone or deliver a valid written proxy with a later date; (ii) notify the Secretary of the Company in writing that you have revoked your proxy by mail to the Office of the Company Secretary, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, New York 10022; or (iii) vote electronically during the Annual Meeting through the Annual Meeting Website.

How many shares must be present to conduct the Annual Meeting?

To carry on the business of the Annual Meeting, a minimum number of shares, constituting a quorum, must be present. The quorum for the Annual Meeting is a majority of the votes represented by the outstanding shares of Common Stock of the Company. This majority may be present in person or by proxy. Abstentions and "broker non-votes" (which are explained below) are counted as present to determine whether there is a quorum for the Annual Meeting. Stockholders who attend the virtual meeting will be considered to be attending the meeting in person.

What if I am a beneficial owner and do not give instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your broker by the deadline provided in the proxy materials you receive from your broker. If you do not provide voting instructions to your broker, whether your broker can vote your shares depends on the type of item being considered for vote. Under NYSE rules, if your broker holds shares in your name and delivers this Proxy Statement or a Notice of Internet Availability to you, the broker is entitled to vote your shares with respect to the ratification of the selection of the independent registered public accounting firm (Proposal 2) even if the broker does not receive voting instructions from you. The broker is not entitled to vote your shares with respect to the election of directors, the advisory vote on executive compensation or the two stockholder proposals (Proposals 1, 3, 4 or 5) without your instructions.

A "broker non-vote" occurs when your broker submits a proxy for your shares but does not indicate a vote for a particular proposal because the broker does not have authority to vote on that proposal and has not received voting instructions from you. "Broker non-votes" are not counted as votes for or against the proposal in question or as abstentions, nor are they counted to determine the number of votes present for the particular proposal.

What vote is required to pass each of the proposals at the Annual Meeting?

Proposal 1: Election of Directors. Each of the ten nominees for director who receives at least a majority of the votes cast for such nominee will be elected. Votes cast include votes for or against each nominee and exclude abstentions. This means that if you abstain from voting for a particular nominee your vote will not count for or against the nominee. When voting your proxy, the Proxy Committee will vote for each of the nominees unless you instruct otherwise. In accordance with the majority voting standard in the Company's by-laws, any nominee who does not receive a majority of the votes cast will be required to tender his or her resignation to the Board. The Governance Committee will then consider the resignation and make a recommendation to the Board.

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm. The affirmative vote of a majority of the shares represented at the meeting, either in person or by proxy, and entitled to vote on this proposal, is required to ratify the selection of the independent registered public accounting firm. This means that if you abstain from voting on this proposal it will have the same effect as if you voted against it. When voting your proxy, the Proxy Committee will vote for this proposal unless you instruct otherwise.

Proposal 3: Advisory Vote on Executive Compensation. The affirmative vote of a majority of the shares represented at the meeting, either in person or by proxy, and entitled to vote on this proposal, is required to approve the advisory vote on executive compensation. This means that if you abstain from voting on this proposal it will have the same effect as if you voted against it. When voting your proxy, the Proxy Committee will vote for this proposal unless you instruct otherwise. The results of this vote are not binding on the Board, whether or not the proposal is passed. In evaluating the stockholder vote on this advisory proposal, the Board will review the voting results in their entirety and take them into consideration when making future decisions regarding executive compensation.

Proposals 4 and 5: Stockholder Proposals. For each of the stockholder proposals, the affirmative vote of a majority of the shares represented at the meeting, either in person or by proxy, and entitled to vote on the proposal, is required for adoption of the proposed resolution. This means that if you abstain from voting on a stockholder proposal, it will have the same effect as if you voted against it. When voting your proxy, the Proxy Committee will vote against each of these proposals unless you instruct otherwise.

Who nominates the directors?

Nominations for directors of the Company may be made at a stockholders' meeting by the Board or by any stockholder of the Company who complies with the requirements of the Company's by-laws. Proposals to nominate a director directly at next year's Annual Meeting must be received by the Secretary of the Company no earlier than January 8, 2021 and no later than February 7, 2021, as further described below under "How do I submit a stockholder proposal for consideration at next year's Annual Meeting?"

In addition, stockholders who meet the eligibility requirements set forth in the Company's by-laws may nominate directors for inclusion in the Company's proxy statement. In order to include director nominees in the Company's proxy statement for next year's Annual Meeting, nominations must be received by the Secretary of the Company no earlier than October 26, 2020 and no later than November 25, 2020 and must comply with the requirements of the Company's by-laws.

The Governance Committee will also consider director nominees recommended by stockholders in writing if such candidates meet Colgate's criteria for Board membership, as described under "Governance of the Company—The Board of Directors."

How can I vote if I am an employee participating in the Company's Savings & Investment Plan?

If you are a Colgate employee who participates in the Savings & Investment Plan and you have not consented to electronic delivery, you will receive a Notice of Internet Availability with instructions on how to vote your shares via the internet or telephone. The notice also indicates the aggregate number of shares of Common Stock credited to your account under the Savings & Investment Plan as of March 9, 2020, the record date for voting at the meeting.

- You can direct the trustee how to vote your shares via the internet or by telephone. You can also direct the trustee how to vote by mail by requesting a proxy card and returning your completed proxy card to us. Instructions for each method are indicated on the Notice of Internet Availability.
- The deadline for submitting your vote is 11:59 p.m. (Eastern Daylight Time) on Wednesday, May 6, 2020. If you do not indicate your vote to the trustee by that time, the trustee will vote your shares in the same proportion as it votes the shares of employees who indicate their votes by that time, unless inconsistent with the Employee Retirement Income Security Act of 1974 (ERISA).

How can I vote if I am an employee participating in a stock ownership plan outside the United States?

If you are a Colgate employee who participates in one of Colgate's employee stock ownership plans outside the United States, you will receive separate voting instructions from your local Human Resources Department.

How do I submit a stockholder proposal for consideration at next year's Annual Meeting?

A proposal submitted by any stockholder for consideration at next year's Annual Meeting (other than director nominations pursuant to the Company's proxy access by-law) will be acted upon only if the following criteria are met:

- If you wish to submit a proposal for inclusion in the Company's proxy statement for next year's Annual Meeting pursuant to Rule 14a-8 under the Exchange Act, the proposal must be received by the Secretary of the Company no later than November 25, 2020; or
- If you wish to present a proposal directly at next year's Annual Meeting without including it in the Company's proxy statement, pursuant to the Company's by-laws, the proposal must be received by the Secretary of the Company no earlier than January 8, 2021 and no later than February 7, 2021. Your proposal also must comply with certain information requirements set forth in the Company's by-laws. These requirements apply to any matter that a stockholder wishes to raise at the Annual Meeting other than through inclusion in the proxy statement.

Proposals should be sent to the Secretary of the Company by mail to the Office of the Company Secretary, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, New York 10022 or by email to stockholderproposals@colpal.com.

Please see "Who nominates the directors?" above for a description of the timing requirements for nominating a director pursuant to the Company's by-laws.

How are proxies solicited and what is the cost?

We pay the cost of soliciting proxies for the meeting. Proxies may be solicited in person by Colgate employees, or by mail, courier, telephone, facsimile or email. In addition, we have retained D.F. King & Co., Inc. to solicit proxies by mail, courier, telephone, facsimile and email. We will pay a fee of approximately $23,000 to D.F. King & Co., Inc. plus expenses for these services.

What is householding? Does Colgate use it?

We have sent to registered stockholders who have requested a printed copy of proxy materials and have the same address and last name a single copy of this Proxy Statement and the 2019 Annual Report and one proxy card for each stockholder and, to all other registered stockholders who have not previously requested electronic delivery of proxy materials, a single envelope containing one Notice of Internet Availability for each stockholder. This procedure helps us reduce printing and postage costs associated with the distribution of the proxy materials and helps to preserve the earth's valuable resources.

If, in the future, you do not wish to participate in householding and prefer to receive separate copies of the Proxy Statement and Annual Report or your Notice of Internet Availability in a separate envelope, please call us at (855) 322-3551 or (212) 310-2575 or inform us in writing at: Colgate-Palmolive Company, Attention: Investor Relations, 300 Park Avenue, New York, New York 10022 or by sending an email to investor_relations@colpal.com. Or, if you are currently receiving separate copies of the Proxy Statement and Annual Report or Notice of Internet Availability at one address and would like to receive a single copy or a single envelope containing one Notice of Internet Availability for each stockholder, please contact us at the phone numbers, mailing address or email address listed in the previous sentence. We will respond promptly to such requests.

If your shares are held in the name of a bank, broker or other holder of record, you can request information about householding from such holder of record.

Where can I find more information about Colgate?

The Company's website address is www.colgatepalmolive.com. The information contained on the Company's website is not included as a part of, or incorporated by reference into, this Proxy Statement. The Company makes available, free of charge on its website, its annual reports on Form 10-K, its quarterly reports on Form 10-Q, its current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after the Company has electronically filed such material with, or furnished it to, the SEC. Also available on the Company's website are the Company's Code of Conduct and corporate governance guidelines, the charters of the committees of the Board and reports under Section 16(a) of the Exchange Act of transactions in Company stock by the Company's directors and executive officers. Hard copies of these materials are also available free of charge from the Company's Investor Relations department by calling (855) 322-3551 or (212) 310-2575 or by sending an email to investor_relations@colpal.com. You may obtain a copy of the Company's by-laws by writing to the Secretary of the Company at Office of the Company Secretary, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, New York 10022.

Annex A
Reconciliation of Non-GAAP Financial Measures

	2019
Net Sales Growth—GAAP	**1.0%**
Acquisitions and Divestments Impact	(0.5)
Foreign Exchange Impact	3.5
Organic Sales Growth—Non-GAAP	**4.0%**

	2018	2019
Diluted Earnings Per Share As Reported—GAAP	**$ 2.75**	**$ 2.75**
Global Growth & Efficiency Program	0.15	0.12
Benefits for Tax Matters	(0.02)	—
U.S. Tax Reform	0.09	—
Acquisition-Related Costs	—	0.02
Swiss Tax Reform	—	(0.04)
Value-Added Tax Matter in Brazil	—	(0.02)
Base Business Earnings Per Share—Non-GAAP	**$ 2.97**	**$ 2.83**

	(Dollars in millions)	
	2018	2019
Net Income Attributable to Colgate-Palmolive Company—GAAP	**$2,400**	**$2,367**
Global Growth & Efficiency Program	125	102
Benefits for Tax Matters	(15)	—
U.S. Tax Reform	80	—
Acquisition-Related Costs	—	20
Swiss Tax Reform	—	(29)
Value-Added Tax Matter in Brazil	—	(20)
Base Business Net Income—Non-GAAP	**$2,590**	**$2,440**

Annex B
Countries Excluded under CEO Pay Ratio
"De Minimis" Exemption

Country	Number of Employees
Kazakhstan	49
Portugal	49
El Salvador	45
Cameroon	43
Kenya	43
Ukraine	43
Sweden	42
Panama	40
Tunisia	40
Nicaragua	39
Bolivia	35
Hungary	32
Paraguay	32
Reunion	32
Norway	31
Honduras	28
Singapore	28
South Korea	19
Austria	17
Finland	16
Indonesia	16
Senegal	15
Ghana	12
Croatia	9
Guadeloupe	9
Latvia	9
Serbia	8
Slovenia	8
Tanzania	8
Martinique	7
Mozambique	7
Azerbaijan	6
French Polynesia	6
New Caledonia	6
Slovakia	6
Zambia	6
Belarus	5
Georgia	5
Algeria	4
Bulgaria	4
Ivory Coast	4
Trinidad	4
Macedonia	3
Malawi	3
Nigeria	3
Brunei	2
Egypt	2
Israel	2
Jamaica	2
Lebanon	2
Uzbekistan	2
Albania	1
Bosnia	1
Dominica	1
Estonia	1
Guyana	1
Lithuania	1

COLGATE-PALMOLIVE COMPANY

Sustainability Commitment

Colgate is pleased to report excellent progress in 2019 on the Company's 2015 to 2020 Sustainability Strategy commitment, including the below highlights. The Company was named to both the 2019 Dow Jones Sustainability World and North America Indices and for the first time ever was the Household Industry Sector Leader. Colgate was also recognized as a U.S. EPA ENERGY STAR Partner of the Year in 2019 for the ninth year in a row.



PEOPLE

Over

1.2

billion children reached in over 80 countries by Colgate's Bright Smiles, Bright Futures oral health education program since 1991.

In

2019,

with a new program focused on critical risk management, Colgate had the lowest number of recordable and lost work day accidents in the Company's history.

Since 2002, The Hill's Food, Shelter & Love program has provided more than $295 million worth of Hill's brand pet foods to over 1,000 animal shelters and has helped more than

11

million pets find their forever homes.



PERFORMANCE

Colgate has made great strides in its commitment to improving the sustainability profile of its products and nearly completed eliminating PVC from its packaging and expects to meet its goal to fully eliminate in

2020.

Through cross-functional collaboration across the Colgate world, Colgate continues to make progress and, in 2019, improved the sustainability profile in

99%

of new products.*

As of 2019, through Colgate's partnership with TerraCycle, more than 54,000 locations have engaged in recycling, helping Colgate divert nearly

10

million pieces of oral care waste from landfills globally.

Colgate's design for a first-of-its kind recyclable toothpaste tube is the first to be recognized by the Association of Plastic Recyclers — an important step toward reaching Colgate's goal of

100%

recyclable packaging by 2025.

The Association of Plastic Recyclers presented Colgate with a Showcase Award for Colgate's creation of the first recyclable dish soap packaging (Palmolive Oxy) that allows a shrink sleeve to be recycled along with the PET bottle. This moves Colgate closer to its 100% recyclability goals.

Colgate continues to be an active participant in SmartLabel, an initiative co-created by the Consumer Brands Association (formerly GMA), the Food Marketing Institute, manufacturers and retailers. This digital platform was developed to meet consumers' desire to know what is in the products they purchase, utilize and consume. In 2019, Colgate completed adding all categories in the U.S. to the SmartLabel platform.



PLANET

Colgate's contributions to Water For People's Everyone Forever program helped them to reach more than

466

thousand people since 2013 with water, sanitation systems and/or health and hygiene education.

As of 2019, a total of

16

Colgate manufacturing facilities achieved GBCI TRUE Zero Waste certification.

Colgate hosted a media event panel at the United Nations headquarters during 2019 Climate Week, to share insights from its ongoing Save Water campaign. Since its 2016 launch, Colgate's Save Water program has helped avoid using an estimated 98 billion gallons of water and 5.5 million metric tons of greenhouse gas emissions.

Since 2011,

74

U.S. EPA ENERGY STAR Challenge for Industry Awards have been achieved by Colgate manufacturing sites.

The UN Global Compact — the world's largest corporate sustainability initiative — has elevated Colgate to LEAD company status. Colgate has now achieved the highest level of engagement with the UNGC through Colgate's commitment to its Ten Principles and Sustainable Development Goals.

Colgate's Burlington, New Jersey facility was the first site in the world to achieve LEED Zero certification by the U.S. Green Building Council for net zero carbon, energy, water and waste.

* The performance results are based on representative products from the product portfolio evaluated against Colgate's goals in packaging, formula and social impact to characterize likely improvement in the sustainability profile, based on review of quantitative and qualitative data.

Learn more about Colgate's Sustainability Strategy in the Sustainability section of Colgate's website at www.colgatepalmolive.com

(The information on the Sustainability web pages is not incorporated by reference into, and does not form part of, this Proxy Statement)





Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022
(212) 310-2000
www.colgatepalmolive.com